FROM OUR

CHAIRMAN OF THE **BOARD**

Dear Fellow Shareholders,



On behalf of the entire Board, I would like thank all of our shareholders for your continued support, and as stewards of your company and your capital, we remain focused on near term challenges and long term results.

The past twelve months have marked a period of significant transformation at Apache. Management and the Board have swiftly responded to changing market conditions, and consequently, Apache is well positioned relative to peers to compete and succeed in a low oil price environment. We implemented substantial changes in our leadership team, portfolio, and capability – all of which will enable Apache to better drive long-term value in the context of current market headwinds. Key changes include:

- Successful CEO transition and appointment of a new CFO
- Aggressive organizational restructuring, attacking our cost structure at every level
- Recalibrated activity level and spending to align with current price environment
- Significantly reduced capital spending and net debt compared to 2014
- Completed sales of LNG and Australian upstream assets to streamline portfolio

With the drop in oil prices and activity, we performed a disciplined, methodical, and scientific evaluation of our existing North American portfolio. We believe we are extremely well positioned to grow production and reserves in a modestly improved price environment. Our existing position, complemented by our recent land acquisitions around our core holdings, position us for the next decade and beyond.

In addition, our approach to corporate governance is thoughtful, forward-looking, and well informed by our shareholders. This spring we further established Apache as an early adopter, by including proxy access in Apache's bylaws in February 2016. We also believe that an effective Board cannot remain static. We refreshed key Board leadership positions, with myself assuming the Chairmanship and rotating the Chairs of our Corporate Governance and Nominating Committee and our Management Development and Compensation Committee.

Our executive compensation program has a focus on long-term corporate strategy and results. Simply put, we incentivize our management team to execute on value-driving corporate and management objectives, and we hold them accountable for achieving long-term shareholder returns above our peers. Our goals are rigorous, and our expectations of management's ability to deliver outperforming shareholder returns are high.

Last, as we have done in the past, and will continue to do, we conducted shareholder outreach at an unmatched scope and frequency. The important feedback from our investors throughout the year is critical to our Board making the most informed decisions possible on behalf of our shareholders.

Our Board is keenly aware of the discipline, focus, and consistency required for long-term profitable growth. We are committed to govern with robust oversight through this transformational time, and given the impactful changes we have implemented, we are confident and excited about our potential for differential value creation in the current environment and for years to come.

Thank you for your continued investment in Apache.

Sincerely,



John E. Lowe
Chairman of the Board
March 28, 2016



One Post Oak Central, 2000 Post Oak Boulevard,
Suite 100, Houston, Texas 77056-4400

Notice
of Annual Meeting
# of Shareholders



Thursday, May 12, 2016
10:00 a.m. Houston Time,
Hilton Houston Post Oak,
2001 Post Oak Boulevard, Houston, Texas

The 2016 annual meeting of shareholders of Apache Corporation, a Delaware corporation, will be held on Thursday, May 12, 2016, at 10:00 a.m. (Houston time), at the Hilton Houston Post Oak, 2001 Post Oak Boulevard, Houston, Texas, for the following purposes:

1. Election of the four directors named in the attached proxy statement to serve until the Company's annual meeting in 2017;
2. Ratification of appointment of Ernst & Young LLP as the Company's independent auditors for fiscal year 2016;
3. Advisory vote to approve the compensation of the Company's named executive officers;
4. Approval of the Company's 2016 Omnibus Compensation Plan; and
5. Transaction of any other business that may properly come before the meeting or any adjournment thereof.

Holders of record of the Company's common stock as of the close of business on March 14, 2016, are entitled to notice of, and to vote at, the annual meeting.

Your vote is important. Whether or not your plan to attend the meeting, we encourage you to vote as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail, the section titled "How to Vote" beginning on page 10 of this proxy statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

Houston, Texas
March 28, 2016

By order of the Board of Directors

C. L. PEPER
Corporate Secretary
APACHE CORPORATION

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Shareholders to be held on May 12, 2016:
This proxy statement, along with the Company's Annual Report on Form 10-K for the fiscal year ended
December 31, 2015, are available free of charge on the Company's website at
http://www.apachecorp.com

PROXY STATEMENT SUMMARY

This executive summary has been provided as an overview of the information contained within this proxy statement. We encourage you to read the entire proxy statement prior to voting.

2015 Business Highlights

In 2015, the oil and gas industry experienced a challenging commodity price environment, featuring dramatically lower prices for both crude oil and natural gas. We successfully positioned the Company to compete and thrive under these difficult circumstances, delivering greater efficiencies and cost reductions to generate continued growth. Highlights of our operational, strategic, and financial achievements are provided below:

OPERATIONAL	
535 Mboe/d	**Average liquids and natural gas production across operations** Mboe/d = thousands of barrel of oil equivalents per day Crude oil represented 82% of total liquids production
+3% / +13%	**Increase in North American onshore and International production vs. 2014** Both numbers exclude tax barrels, noncontrolling interest, and divestitures

STRATEGIC	
$6.2 billion	**Proceeds from strategic divestitures** Including our interests in the Wheatstone and Kitimat LNG projects and our Australian operations
16%	**Reduction of General & Administrative (G&A) Expenses** 23% reduction in our employee base over the last 12 months, and 19 executives over the past 18 months, in light of our reduced asset base Created a super-region structure and optimized organization by consolidating Central and Gulf Coast region employees into our Houston Office

FINANCIAL	
60%+	**Reduction in capital spending vs. 2014**
35%	**Reduction in average North American drilled and completed well costs vs. 2014** Including 9% year-over-year per unit reduction in lease operating costs
$2.5 billion	**Reduction of total debt** Eliminated $900M of 2017/2018 debt maturies and reduced net long term maturing before 2021 to $700M, or 8% of total debt outstanding
2020	**Refreshed and extended credit facility to June 2020** Ended the year with $5B in liquidity, which includes $3.5B in undrawn credit facility and $1.5B in cash
2nd Quartile TSR	**Finished 2015 with a second-quartile relative TSR rank** Exceeding 2015 performance of over 70 percent of our peers (12/31/14 – 12/31/15)

The Board and management will continue to take steps to position the Company for future success in the new commodity price environment and continue our transition to become a premier exploration and production company with global assets focused on North American growth.

Corporate Governance Highlights

✔ Separate chairman and CEO effective January 20, 2015
✔ Independent non-executive chairman effective May 2, 2015
✔ Majority vote standard for the election of directors
✔ No poison pill
✔ Right to call a special meeting at 15 percent
✔ Officer and director stock ownership requirements, including pay multiples and hold-until-retirement provisions
✔ 20 percent female representation among our non-employee directors
✔ Policies against hedging and pledging
✔ Clawbacks of incentive awards in the event of a material negative restatement
✔ Double triggers for accelerated vesting of equity upon a change in control
✔ Board-adopted human rights principles and statement on indigenous peoples
✔ Expanded disclosure of our political expenditures
✔ Robust Board review and Board refreshment practices
✔ Long-standing shareholder engagement practices
✔ Proxy access bylaw adopted in February 2016 after supporting a proxy access shareholder proposal in 2015
✔ Board declassification and transition to annual election of all directors after a management proposal was approved last year

Board and Shareholder Engagement

The Board maintains a process for shareholders and interested parties to communicate with the Board. Shareholders and interested parties may write or call our Board as provided below:



WRITE
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd.
Suite 100
Houston, TX 77056-4400



CALL
Investor Relations
281•302•2286



EMAIL
www.ir@apachecorp.com



GO TO
Apache Annual Meeting
www.apachecorp.com/
investors/annual_meeting.aspx

We understand the importance of a robust shareholder engagement program. To that end, Apache's executives and management attended over 100 in-person shareholder meetings in 2015, including in-person meetings with 24 of our top 25 shareholders. In addition, we: (i) conduct multiple meetings each year with shareholder groups to discuss governance issues, (ii) conduct an annual in-person meeting between our CEO and our environmental, social, and governance shareholders, (iii) participate with our shareholders in various governance forums, and (iv) as appropriate, facilitate meetings between shareholders and our directors. Our meetings and interactions with shareholders are designed to better understand how our shareholders perceive Apache and to provide our shareholders an opportunity to discuss matters that they think deserve attention. We believe our engagement has been productive and provides an open exchange of ideas and perspectives for both us and our shareholders.

Board Refreshment and Succession

BALANCED TENURES	COMMITTED TO BOARD REFRESHMENT
Members more than 6 years **3**	Mandatory director retirement age of 75
	Reduction in the board's average tenure from 17 years in 2013 to 6 years through year-end 2015
Members 3 to 5 years **3**	Reduction in the average age of the board from 68 in 2013 to 58 through year-end 2015
	CG&N committee regularly evaluates size and composition of the board
Members 0 to 2 years **5**	Please see the section on criteria for new board members and re-election of board members on page 24 of this proxy statement.

Board Nominees (pg. 14)

Below are the directors nominated for election by shareholders to an additional one-year term. The Board recommends a vote "**FOR**" each of the directors.

Name	Age	Serving Since	Committees Served	Independent (Y/N)
Annell R. Bay	60	2014	CG&N (Chairman), MD&C	Y
John J. Christmann IV	49	2015	N/A	N
Chansoo Joung	55	2011	Audit (Chairman), CG&N	Y
William C. Montgomery	54	2011	MD&C (Chairman), CG&N	Y

Board and Committee Composition

The Board of Directors has an Audit Committee, a Corporate Governance and Nominating ("CG&N") Committee, and a Management Development and Compensation ("MD&C") Committee. Below are our directors, their committee memberships, and attendance rate for regularly scheduled Board and committee meetings.

	BOARD	AUDIT	CG&N	MD&C	ATTENDANCE RATE %
Arnell R. Bay	▲		▲ (C)	▲	100
John J. Christmann IV	▲				100
Chansoo Joung	▲	▲ (C)	▲		100
George D. Lawrence	▲	▲			100
John E. Lowe	▲ (C)				100
William C. Montgomery	▲		▲	▲ (C)	100
Amy H. Nelson	▲	▲			100
Rodman D. Patton	▲	▲			100
Charles J. Pitman	▲		▲	▲	100
Daniel W. Rabun	▲			▲	100
Peter A. Ragauss	▲	▲			100

Key Qualifications

The following are some of the key qualifications and skills of our Board.

	CEO/ SENIOR OFFICER EXPERIENCE	FINANCIAL REPORTING EXPERIENCE	INDUSTRY EXPERIENCE	GLOBAL EXPERIENCE	ENVIRONMENTAL/ REGULATORY EXPERIENCE
Arnell R. Bay	✔		✔	✔	✔
John J. Christmann IV	✔	✔	✔	✔	✔
Chansoo Joung		✔	✔	✔	
George D. Lawrence	✔	✔	✔	✔	✔
John E. Lowe	✔	✔	✔	✔	✔
William C. Montgomery		✔	✔	✔	
Amy H. Nelson		✔	✔		✔
Rodman D. Patton		✔	✔	✔	
Charles J. Pitman			✔	✔	✔
Daniel W. Rabun	✔	✔	✔	✔	✔
Peter A. Ragauss	✔	✔	✔	✔	

The lack of a check mark for a particular item does not mean that the director does not possess that qualification, characteristic, skill, or experience. We look to each director to be knowledgeable in these areas; however, the check mark indicates that the item is a particularly prominent qualification, characteristic, skill, or experience that the director brings to the Board.

2015 Executive Compensation Actions

Named Executive Officer Compensation (pg. 40)

- No merit-based raises in 2015 for employees, including the NEOs in light of the challenging commodity price environment;
- MD&C Committee accepted management's recommendation of a 118% annual cash incentive bonus payout, which was the low-end of the 118% to 132% range actually achieved, due to industry-wide, economic conditions;
- Further aligned our annual cash incentive bonus plan with our corporate strategy;
- Improved our performance share program for 2015 to incorporate total shareholder return and two other important financial measures;
- Implemented an Executive Termination Policy providing standardized payments of benefits in the event of involuntary termination; and
- Provided no employment contract to our new CEO and provided over 75 percent of his target compensation in equity-based awards.

Performance-Based Compensation Outcomes

Compensation outcomes from performance incentives aligned with the performance achieved as follows:

- The annual cash incentive program delivered a 118% of target outcome to our NEOs based on the operational, financial, and strategic performance factors described in *Annual Cash Incentive Bonus* (*pg. 41*).

- The TSR performance shares for the three-year performance period that ended in 2015 paid out at 70% of target based on our relative total shareholder return performance against industry peers from 2013 through 2015.

- Service-vested awards of restricted shares and stock options vested well below originally targeted values based on our absolute stock price performance from 2013 through 2015.

2015 Leadership Succession Highlights

- G. Steven Farris retired as CEO and president effective January 20, 2015, after serving the Company for over 27 years. Mr. Farris served as non-executive chairman through May 1, 2015.

- John J. Christmann IV was appointed CEO and president effective January 20, 2015.

- John E. Lowe was elected independent non-executive chairman effective May 2, 2015.

- Stephen J. Riney was appointed as our chief financial officer effective March 3, 2015.

- Thomas E. Voytovich, executive vice president, international and exploration and production technology, left the Company effective November 30, 2015, after serving the Company for nearly 23 years.

Ratification of Auditors (pg. 67)

Although shareholder ratification is not required, the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal 2016 is being submitted for ratification at the annual meeting because the Board believes doing so is a good corporate governance practice. The Board recommends a vote "**FOR**" the ratification of the Company's independent auditors.

Approval of 2016 Omnibus Compensation Plan (pg. 70)

The Board recommends a vote "**FOR**" the approval of the proposed 2016 Omnibus Compensation Plan.

Table of Contents

Information on our website and any other website referenced herein is not incorporated by reference into, and does not constitute a part of, this proxy statement.

PROXY STATEMENT

General

This proxy statement contains information about the 2016 annual meeting of shareholders of Apache Corporation. In this proxy statement both "Apache" and the "Company" refer to Apache Corporation. This proxy statement and form of Proxy are being made available to you by the Company's Board of Directors starting on or about March 28, 2016.

Purpose of the Annual Meeting

At the Company's annual meeting, shareholders will vote on the following matters:

- Proposals 1- 4: election of directors;
- Proposal 5: ratification of appointment of Ernst & Young LLP as the Company's independent auditors;
- Proposal 6: advisory vote to approve the compensation of the Company's named executive officers;
- Proposal 7: approval of the Company's 2016 Omnibus Compensation Plan; and
- Transaction of any other business that properly comes before the meeting. As of the date of this proxy statement, the Company is not aware of any other business to come before the meeting.

There are no rights of appraisal or similar rights of dissenters arising from matters to be acted on at the meeting.

Who Can Vote

Only shareholders of record holding shares of Apache common stock at the close of business on the record date, March 14, 2016, are entitled to receive notice of the annual meeting and to vote the shares of Apache common stock they held on that date. The Company's stock transfer books will not be closed. A complete list of shareholders entitled to vote at the annual meeting will be available for examination by any Apache shareholder at 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400, for purposes relating to the annual meeting, during normal business hours for a period of ten days before the meeting.

As of February 29, 2016, there were 378,512,719 shares of Apache common stock issued and outstanding. Holders of Apache common stock are entitled to one vote per share and are not allowed to cumulate votes in the election of directors.

How to Vote

If your shares of Apache common stock are held by a broker, bank or other nominee (in "street name"), you will receive instructions from them on how to vote your shares. If your shares are held by a broker and you do not give the broker specific instructions on how to vote your shares, your broker may vote your shares at its discretion on "routine" matters to be acted upon at the annual meeting. However, your shares will not be voted on any of the "non-routine" matters described below. An absence of voting instructions on any "non-routine" matters will result in a "broker non-vote."

The only "routine" matter to be acted upon at the annual meeting is Proposal No. 5 - ratification of appointment of Ernst & Young LLP as the Company's independent auditors. All other matters to be acted upon at the annual meeting are "non-routine" matters and, as such, if you hold all or any portion of your shares in street name and you do not give your broker or bank specific instructions on how to vote your shares, your shares will not be voted on any of the following "non-routine" matters:

- Proposal Nos. 1-4 – the election of directors;
- Proposal No. 6 – advisory vote to approve the compensation of the Company's named executive officers; and
- Proposal No. 7 – approval of the Company's 2016 Omnibus Compensation Plan.

If you hold shares of Apache common stock in your own name (as a "shareholder of record"), you may instruct the Company on how to vote your shares:

[1]   over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials; or

[2]   if you requested to receive printed proxy materials, by scanning the QR code on the enclosed proxy card with your mobile device (specific directions for using the mobile voting system are shown on the proxy card); or

[3]   if you requested to receive printed proxy materials, by using the toll-free telephone number listed on the enclosed proxy card (specific directions for using the telephone voting system are included on the proxy card); or

[4]   if you requested to receive printed proxy materials, by marking, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

When using internet, mobile device, or telephone voting, the voting systems will verify that you are a shareholder through the use of a company number for Apache and a unique control number for you.

Whichever method you use to transmit your instructions, your shares of Apache common stock will be voted as you direct. If you designate the proxies named on the proxy card to vote on your behalf, but do not specify how to vote your shares, they will be voted:

- **FOR** the election of the nominees for director,
- **FOR** the ratification of appointment of Ernst & Young LLP as the Company's independent auditors,
- **FOR** the advisory vote to approve the compensation of the Company's named executive officers,
- **FOR** approval of the Company's 2016 Omnibus Compensation Plan, and
- In accordance with the judgment of the persons voting the proxy on any other matter properly brought before the meeting, if any are properly raised at the meeting.

If you vote in advance using one of these methods, you may still attend and vote at the meeting.

Voting 401(k) Savings Plan Shares

If you are an employee or former employee participating in the Apache 401(k) Savings Plan and have shares of Apache common stock credited to your plan account as of the record date, you will receive printed proxy materials including a proxy card. You have the right to direct the plan trustee regarding how to vote the shares credited to your plan account as of the record date. The trustee for the 401(k) Savings Plan is Fidelity Management Trust Company.

The trustee will vote the shares in your plan account in accordance with your instructions. If you do not send instructions (in the manner described under "How to Vote" above) or if your proxy card is not received by May 9, 2016, the shares credited to your account will be voted by the trustee in the same proportion as it votes shares for which it did receive timely instructions.

Revoking a Proxy

You may revoke a proxy before it is voted by submitting a new proxy with a later date by internet, mobile device, telephone or mail (if applicable), by voting at the meeting, or by filing a written revocation with Apache's corporate secretary. Your attendance at the annual meeting alone will not automatically revoke your proxy.

Quorum

The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of Apache common stock outstanding on the record date will constitute a quorum, permitting the business of the meeting to be conducted.

Votes Needed

Election of Directors

The affirmative vote of a majority of the votes cast at the annual meeting is required for the election of directors. You may vote FOR or AGAINST any or all director nominees or you may ABSTAIN as to one or more director nominees. As set forth in our bylaws, only votes FOR or AGAINST the election of a director nominee will be counted. Abstentions and broker non-votes count for quorum purposes, but not for purposes of the election of directors. A vote to ABSTAIN is not treated as a vote FOR or AGAINST and, thus, will have no effect on the outcome of the vote.

Ratification of the Appointment of Independent Auditors

The affirmative vote of a majority of the votes cast at the annual meeting is required for ratification of appointment of Ernst & Young LLP as the Company's independent auditors. You may vote FOR or AGAINST the ratification of appointment of Ernst & Young LLP as the Company's independent auditors or you may ABSTAIN. Votes cast FOR or AGAINST and ABSTENTIONS with respect to this matter will be counted as shares entitled to vote on the matter. Broker non-votes will also be counted as shares entitled to vote on this matter. A vote to ABSTAIN will have the effect of a vote AGAINST ratification of the appointment of our independent registered public accounting firm.

Advisory Vote to Approve the Compensation of Our Named Executive Officers

You may vote FOR or AGAINST the advisory vote to approve the compensation of our named executive officers or you may ABSTAIN. A majority of the shares of the Company's common stock present in person or represented by proxy at our annual meeting and entitled to vote must be voted FOR approval of the advisory proposal in order for it to pass. Votes cast FOR or AGAINST and ABSTENTIONS with respect to the proposal will be counted as shares entitled to vote on the proposal. Broker non-votes will not be counted as shares entitled to vote on the proposal. A vote to ABSTAIN will have the effect of a vote AGAINST the proposal.

Approval of the Company's 2016 Omnibus Compensation Plan

The affirmative vote of a majority of the votes cast at the annual meeting is required for approval of the 2016 Omnibus Compensation Plan. You may vote FOR or AGAINST approval of the 2016 Omnibus Compensation Plan or you may ABSTAIN. Votes cast FOR or AGAINST and ABSTENTIONS with respect to this matter will be counted as shares entitled to vote on the matter. Broker non-votes will not be counted as shares entitled to vote on this matter. A vote to ABSTAIN will have the effect of a vote AGAINST approval of the 2016 Omnibus Compensation Plan.

Other Business

The affirmative vote of a majority of the votes cast at the annual meeting is required for approval of any other business which may properly come before the meeting or any adjournment thereof. Only votes FOR or AGAINST approval of any other business will be counted. Abstentions and broker non-votes count for quorum purposes, but not for the voting on the approval of such other business.

Who Counts the Votes

Representatives of Wells Fargo Bank, N.A. will tabulate the votes and act as inspectors of the election.

ELECTION OF DIRECTORS (PROPOSAL NOS. 1 – 4)

Effective May 14, 2015, the Company's Restated Certificate of Incorporation was amended to provide that, beginning at the 2016 annual meeting, directors standing for election will be elected to one-year terms. The existing terms of directors elected prior to or at the 2015 annual meeting will not be shortened. The entire Board of Directors will be elected annually beginning at the 2018 annual meeting.

The current terms of directors Annell R. Bay, John J. Christmann IV, Chansoo Joung, and William C. Montgomery will expire at the annual meeting. Each of Ms. Bay, Mr. Christmann, Mr. Joung, and Mr. Montgomery has been recommended by the Company's Corporate Governance and Nominating Committee and nominated by the Board of Directors for election by the shareholders to an additional one-year term. If elected, Ms. Bay, Mr. Christmann, Mr. Joung, and Mr. Montgomery will serve beginning upon their election until the annual meeting of shareholders in 2017.

A. D. Frazier, Jr., who served as a director since 1997, retired from the Company's Board of Directors effective October 1, 2015. As a result of his retirement, the size of the Board of Directors was reduced to 11 members.

Unless otherwise instructed, all proxies will be voted in favor of these nominees. If one or more of the nominees is unwilling or unable to serve, the proxies will be voted only for the remaining named nominees. Proxies cannot be voted for more than four nominees. The Board of Directors knows of no nominee for director who is unwilling or unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTORS.

Nominees for Election as Directors

Biographical information, including principal occupation and business experience during the last five years, of each nominee for director, is set forth below. Unless otherwise stated, the principal occupation of each nominee has been the same for the past five years. In addition, each nominee's experience, qualifications, attributes, or skills to serve on our Board are set forth below.

ANNELL R. BAY



Board tenure and responsibilities:
Ms. Bay, 60, joined the Company's Board of Directors in May 2014. She chairs the Corporate Governance and Nominating Committee and is a member of the Management Development and Compensation Committee.

Experience:
From July 2011 to April 2014, Ms. Bay served as vice president, Global Exploration, of Marathon Oil Corporation, having previously held the position of senior vice president, Exploration, since June 2008.

From August 2004, prior to joining Marathon, Ms. Bay served as vice president, Americas Exploration, of Shell Exploration and Production Company.

Prior to joining Shell, Ms. Bay was vice president, Worldwide Exploration, and vice president, North America Exploration, of Kerr-McGee Oil and Gas Corporation, having been with Oryx Energy prior to its merger with Kerr-McGee.

Ms. Bay serves as a director of Hunting PLC, a London-based energy service provider. She also serves on the advisory boards for the Jackson School of Geology at the University of Texas at Austin, the American Association of Petroleum Geology, and the Independent Petroleum Association of America Education Center.

Skills and qualifications:
With her extensive executive experience in the oil and gas industry, and as a result of her service on the advisory boards of educational and industry organizations, Ms. Bay brings to the Board a wealth of oil and gas exploration and operations, civic, and educational experience.

As a member of public company boards in two countries having significantly different governance regulatory regimes, Ms. Bay also brings unique governance skills and experience to the Board. She is a highly regarded speaker at major governance events on both sides of the Atlantic. She has hosted individual and small group meetings with large and environmental, social, and governance ("ESG") focused shareholders. As chair of the CG&N Committee, she has overseen the updating of the Company's governance principles and the adoption of a committee calendar formalizing oversight of key ESG subjects.

JOHN J. CHRISTMANN IV



Board tenure and responsibilities:
Mr. Christmann, 49, was appointed the Company's chief executive officer and president, and joined the Company's Board of Directors, effective January 20, 2015.

Experience:
Prior to joining the Board, Mr. Christmann served as the Company's executive vice president and chief operating officer, North America, since January 2014.

From January 2010 through December 2013, Mr. Christmann served as region vice president, Permian Region. From January 2004 through December 2009, he served as vice president, Business Development, and from April through December 2003, he served as production manager for the Gulf Coast Region. Prior to that, Mr. Christmann held various positions of increasing responsibility in the business development area since joining the Company in 1997.

Previously, Mr. Christmann was employed by Vastar Resources/ARCO Oil and Gas Company in business development, crude oil marketing, and various production, operational, and reservoir engineering assignments.

Mr. Christmann received his bachelor's degree in petroleum engineering from the Colorado School of Mines and MBA from Southern Methodist University.

Skills and qualifications:
With over 27 years in the oil and gas industry, including over 18 years at the Company leading both operational and staff functions and most recently serving as chief executive officer, Mr. Christmann has the proficiency and depth to manage and operate a large-scale oil and gas exploration and production company.

Mr. Christmann's extensive experience in the oil and gas industry has provided him with an in-depth understanding of successful execution and operational management in the field, an appreciation and talent for value-added merger and acquisition activity, and the expertise to oversee the strategic direction of a large, publicly-traded company.

His experience, coupled with his thorough knowledge and understanding of the Company's assets and unique operations, complement Mr. Christmann's management strengths and enable him to lead the Company through the complexities of day-to-day operations as well as the macro economic impact of commodity prices.

CHANSOO JOUNG



Board tenure and responsibilities: Mr. Joung, 55, joined the Company's Board of Directors in February 2011. He chairs the Audit Committee and is a member of the Corporate Governance and Nominating Committee.

Experience:

From 2005 to 2015, Mr. Joung was a partner and then senior advisor at Warburg Pincus LLC. He was responsible for making and monitoring investments in all sectors of the energy industry, including upstream, gas and gas liquids processing and transportation, and electric power. He was also responsible for global coordination of the firm's renewables activities, including wind, solar, biofuels, and grid storage.

From 1987 to 2004, Mr. Joung was employed by Goldman Sachs where he held increasingly senior positions, culminating his 17-year career as head of the Americas Natural Resources Group in the investment banking division. His other leadership responsibilities in the investment banking division included stints as co-head of recruiting and co-head of women's and diversity recruitment and development.

Prior to joining Apache's board, Mr. Joung served as a director on two other NYSE-listed company boards: Targa Resources Partners, LP, from 2007 to 2011, and Targa Resources Corporation, from 2010 to 2011. He also served as a director on a number of private company boards during his tenure at Warburg Pincus.

Currently, Mr. Joung is a consultant for TPH Asset Management, LLC, an affiliate of Tudor, Pickering, Holt & Co.

Skills and qualifications:

Mr. Joung has spent his career protecting and promoting the interests of energy-sector investors. He has served investor interests from numerous vantage points, including as a board member of public and private companies, as a banker and financier, as a manager of private equity capital, as a consultant and advisor, as an employer, as an advocate for diversity and inclusion, as an employee, and as a personal investor in and manager of renewable investments.

Mr. Joung's service on the Company's audit and governance committees reflects his commitment to fairness, integrity, and inclusion, principles for which he is a well-known advocate.

WILLIAM C. MONTGOMERY



Board tenure and responsibilities: Mr. Montgomery, 54, joined the Company's Board of Directors in September 2011. He chairs the Management Development and Compensation Committee and is a member of the Corporate Governance and Nominating Committee.

Experience:

From October 2002 to April 2011, Mr. Montgomery was a partner in the investment banking division of Goldman, Sachs & Co., where he headed the firm's Americas Natural Resources Group as well as its Houston office and was a member of the Investment Banking Services Leadership Group. Over the span of 22 years as an investment banker, Mr. Montgomery focused globally on large cap energy companies, primarily in the upstream, integrated, and oil service sectors.

Since July 2011, Mr. Montgomery has served as a managing director of Quantum Energy Partners, a private equity firm that focuses on investments in the energy and power industries. He is a member of Quantum Energy's executive and investment committees. In October 2015, Mr. Montgomery was elected a director of Enterprise Products Holdings LLC, the general partner of Enterprise Products Partners L.P., and serves on its audit and conflicts committee.

Mr. Montgomery has been an active civic leader, chairing the boards of the Houston Museum of Natural Science and the St. Francis Episcopal Day School. He currently serves on the board of trustees of the Kinkaid School, the Episcopal Health Foundation, and the Board of Visitors of the MD Anderson Cancer Center.

Skills and qualifications:

Mr. Montgomery has spent almost his entire career working in the finance industry focusing on large cap energy companies.

Mr. Montgomery's contributions to the Board are enhanced by his background as an investment banker, where he gained significant experience with the energy industry and energy-related capital markets. The Company benefits from the extensive relationships that Mr. Montgomery has formed throughout his career serving various global energy companies.

Mr. Montgomery has had broad exposure to key issues impacting the upstream, midstream, and oil services sectors. As a managing director of Quantum Energy, Mr. Montgomery provides advice on new and existing investments in the energy and power industries. Quantum Energy's executive and investment committees set the firm's strategy and originate and oversee investments in the upstream, midstream, and oilfield service sectors of the oil and gas industry.

Continuing Directors

Biographical information, including principal occupation and business experience during the last five years, for each continuing member of the Board of Directors whose term is not expiring at the 2016 annual meeting, is set forth below. Unless otherwise stated, the principal occupation of each director has been the same for the past five years. In addition, each director's experience, qualifications, attributes, or skills to serve on our Board are set forth below.

GEORGE D. LAWRENCE



Board tenure and responsibilities: Mr. Lawrence, 65, joined the Company's Board of Directors in May 1996. He is a member of the Audit Committee.

Experience:
From 1990 until May 1996, Mr. Lawrence was president, chief executive officer, and a director of The Phoenix Resource Companies, Inc., an international publicly owned oil and gas company that merged with Apache in 1996.

In 1985, Mr. Lawrence began his oil and gas career with the predecessor to Phoenix, holding management positions with increasing responsibility, culminating in his appointment as president and chief executive officer and his service as a director until the Phoenix and Apache merger.

Since retiring from Phoenix, Mr. Lawrence has been a private investor.

Prior to entering the oil and gas business, Mr. Lawrence served in the Environmental Enforcement Section of the United States Department of Justice, his last position there being assistant chief.

Skills and qualifications:
During his tenure as president and chief executive officer of Phoenix, Mr. Lawrence gained valuable corporate leadership experience in all aspects of business, including finance, securities, operations, strategy, and risk.

At Phoenix and its predecessor, Mr. Lawrence was extensively involved in international operations spread over several continents, and he was especially instrumental in leading Phoenix's operations in Egypt, an area that remains important to Apache's operations.

His dedication to environmental responsibility stemming from his service in the Department of Justice Environmental Enforcement Section continues to this day.

**Term Expires
2018**

JOHN E. LOWE



Board tenure and responsibilities: Mr. Lowe, 56, joined the Company's Board of Directors in July 2013, and became non-executive chairman as of May 2, 2015.

Experience:
Mr. Lowe enjoyed a 30-year career with ConocoPhillips and Phillips Petroleum Company, serving in positions of increasing responsibility during that time. Most recently, he served as assistant to the chief executive officer of ConocoPhillips, a position he held from 2008 until Phillips 66 was spun-off from ConocoPhillips in 2012.

Previously, Mr. Lowe held a series of executive positions in the exploration and production, commercial, and planning areas of ConocoPhillips, including executive vice president, exploration and production from 2007 to 2008; executive vice president, Commercial from 2006 to 2007; and executive vice president, planning, strategy, and corporate affairs from 2002 to 2006, as a part of which his responsibilities included government relations, public affairs, and corporate technology.

Mr. Lowe is a member of the board of directors for Phillips 66, Houston, Texas, and TransCanada Corporation, Calgary, Alberta. He is a senior executive advisor to Tudor, Pickering, Holt & Co. He is a former board member of Agrium Inc., Chevron Phillips Chemical Co. LLC, DCP Midstream LLC, and DCP Midstream GP, LLC, the general partner of DCP Midstream Partners LP.

Skills and qualifications:
With over 30 years of experience in the oil and gas industry, and as an executive of ConocoPhillips, a director of Phillips 66, a director of TransCanada, a senior executive advisor to Tudor, Pickering, Holt & Co., and a former director of Agrium, Chevron Phillips Chemical, DCP Midstream, and DCP Midstream GP, Mr. Lowe brings valuable experience to the Board, including experience identifying, assessing, and minimizing risks faced by oil and gas companies.

**Term Expires
2018**

AMY H. NELSON



Board tenure and responsibilities:
Ms. Nelson, 46, joined the Company's Board of Directors in February 2014. She is a member of the Audit Committee.

Experience:
Ms. Nelson is the president of Greenridge Advisors, LLC, which she founded in 2007 as an energy services and equipment consulting firm focused on the development, execution, and financing of growth strategies. Ms. Nelson advises her clients on strategy development, capital allocation, acquisition evaluation, and infrastructure development. Her clients span a broad range of oilfield service, product, and geographic markets.

From 2000 to 2007, Ms. Nelson served as a vice president of SCF Partners, an oilfield service and equipment-focused private equity firm, where she concentrated on investment strategy, investment execution, and portfolio company management.

From 1992 to 1998, Ms. Nelson worked for Amoco Production Company in planning, project management, and engineering roles.

Since 2009, Ms. Nelson has been an adjunct professor of management at Rice University's Jesse H. Jones Graduate School of Business.

Skills and qualifications:
Ms. Nelson has devoted her career to serving companies in the oil and gas industry. Ms. Nelson's experiences have provided her with valuable insight into corporate strategy, capital allocation, and the assessment and management of risks faced by oil and gas companies.

Over the past decade, Ms. Nelson has also developed substantial water-related expertise in unconventional field development water cycle, including treatment technologies, water delivery and take-away temporary and permanent infrastructure, frac-water sources, containment and salt water disposal, management of access rights to ground, surface, industrial, and municipal water sources, and management of regulatory and compliance issues. Ms. Nelson's understanding of this important environmental subject enhances her contributions to the Board.

Term Expires
2017

RODMAN D. PATTON



Board tenure and responsibilities:
Mr. Patton, 72, joined the Company's Board of Directors in December 1999. He is a member of the Audit Committee.

Experience:
Mr. Patton has over 30 years of experience in oil and gas investment banking and corporate finance activity.

From 1993 until April 1999, Mr. Patton served as managing director in the Merrill Lynch Energy Group. Prior to joining Merrill Lynch, he was with The First Boston Corporation (later Credit Suisse First Boston) and Eastman Dillon, Union Securities (later Blyth Eastman Dillon).

From 2001 until his retirement in April 2015, Mr. Patton served as a director of NuStar GP, LLC (formerly Valero GP, LLC), San Antonio, Texas, most recently as lead independent director, chairman of its audit committee, and a member of its compensation committee. NuStar GP LLC is the general partner of NuStar Energy L.P. (formerly Valero L.P.), owner and operator of crude oil and refined products pipeline, terminalling, and storage assets.

Skills and qualifications:
As a managing director at Merrill Lynch, First Boston (later Credit Suisse), and other investment banks, Mr. Patton gained extensive experience advising oil and gas companies on capital structure, strategy, and direction. Mr. Patton also gained valuable experience in the assessment and management of risks faced by oil and gas companies. As a former investment banker and as chairman of NuStar GP's audit committee, Mr. Patton brings to the Board extensive financial reporting expertise.

Term Expires
2018

CHARLES J. PITMAN



Board tenure and responsibilities:
Mr. Pitman, 73, joined the Company's Board of Directors in May 2000. Mr. Pitman served as lead director from February 2013 until May 2015 and is a member of the Corporate Governance and Nominating Committee and the Management Development and Compensation Committee.

Experience:
Mr. Pitman retired from BP Amoco plc in late 1999. During his 24-year career at Amoco and BP Amoco, Mr. Pitman served in a variety of leadership positions in the United States and multiple international locations, principally in the Middle East. Notably, Mr. Pitman served as president of Amoco Egypt Oil Company from 1992 to 1996, president of Amoco Eurasia Petroleum Company from 1997 to 1998, and regional president BP Amoco plc - Middle East/Caspian/Egypt/India from December 1998 until his retirement in 1999.

Prior to joining Amoco, Mr. Pitman served in the United States Department of State as a Foreign Service officer and attorney-adviser.

Since his retirement from BP Amoco, Mr. Pitman served as a non-executive director and chairman of Urals Energy Public Company Limited, an oil exploration and production company operating in Russia, from 2005 until 2009; chairman of the board of First Calgary Petroleums Ltd., an oil and gas exploration company engaged in exploration and development activities in Algeria in 2008; and sole member of Shaker Mountain Energy Associates LLC from 1999 to 2007.

Skills and qualifications:
Having served in executive and director capacities at Amoco and BP Amoco in numerous international locations, particularly Egypt, Mr. Pitman has valuable experience in and knowledge of the oil and gas industry in the Middle East, Russia, and North Africa.

Mr. Pitman's vast experience in international oil and gas and the knowledge and relationships he developed while serving in the U.S. State Department provide valuable insight for the benefit of Apache's operations, both domestic and abroad.

**Term Expires
2018**

DANIEL W. RABUN



Board tenure and responsibilities:
Mr. Rabun, 61, joined the Company's Board of Directors in May 2015. He is a member of the Management Development and Compensation Committee.

Experience:
From 2007 to his retirement in May 2015, Mr. Rabun served as the chairman of Ensco plc. He retired as president and chief executive officer of Ensco in June 2014, having held the office of chief executive officer for more than seven years and president for more than eight years.

From 1986 through 2005, prior to joining Ensco, Mr. Rabun was a partner with the international law firm of Baker & McKenzie LLP, where he provided legal advice to oil and gas companies.

Mr. Rabun is a non-executive director of Golar LNG Ltd. During 2012, he served as chairman of the International Association of Drilling Contractors. Mr. Rabun has also been a certified public accountant since 1976.

Skills and qualifications:
Mr. Rabun brings a variety of experiences to our board, including service as chairman of the board, president, and chief executive officer of Ensco, an offshore drilling services company, based in London. During Mr. Rabun's term at Ensco, Ensco drilled some of the most complex wells for super majors, national oil companies, and independent operators in nearly every strategic oil and gas area in the world, from the North Sea to the "golden triangle" of the Gulf of Mexico, Brazil, and West Africa, and from the Middle East and the Mediterranean to Asia and Australia.

Mr. Rabun's international experience, global perspective, experience with strategic acquisitions, and financial acumen from having served as a public company's chairman, president, and chief executive officer assist the Board in the assessment and management of risks faced by oil and gas companies.

**Term Expires
2018**

PETER A. RAGAUSS



Board tenure and responsibilities: Mr. Ragauss, 58, joined the Company's Board of Directors in December 2014. He is a member of the Audit Committee.

Experience:
In October 2014, Mr. Ragauss retired from Baker Hughes after serving eight years as senior vice president and chief financial officer.

From 2003 to 2006, prior to joining Baker Hughes, Mr. Ragauss was controller, Refining and Marketing, for BP Plc. From 2000 to 2003, he was chief executive officer for Air BP. From 1998 to 2000, he was assistant to group chief executive for BP Amoco. He was vice president of Finance and Portfolio Management for Amoco Energy International when Amoco Corporation merged with BP.

From 1996 to 1998, Mr. Ragauss served as vice president of Finance for El Paso Energy International. He held positions of increasing responsibility at Tenneco, Inc., from 1993 to 1996, and Peabody & Co. Incorporated, from 1987 to 1993.

Skills and qualifications:
Mr. Ragauss brings a wealth of accounting, financial, and executive experience to the Board, having held senior positions, including as chief executive officer, chief financial officer, controller, and vice president finance. His wide and varied experiences in the oil and gas industry, including in the area of finance, have provided him with a unique understanding and insight concerning the risks faced by oil and gas companies.

Term Expires
2017

Director Independence

During 2015 and the first two months of 2016, the Board of Directors evaluated all business and charitable relationships between the Company and the Company's non-employee directors (all directors other than Mr. Christmann) and all other relevant facts and circumstances. As a result of the evaluation, the Board of Directors determined, as required by the Company's Governance Principles, that each non-employee director is an independent director as defined by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc. ("NYSE"), The NASDAQ National Market ("NASDAQ"), and the Securities and Exchange Commission ("SEC"). The Company's Governance Principles are available on the Company's website (www.apachecorp.com).

Subject to some exceptions, these standards generally provide that a non-employee director will not be independent if (a) the director is, or in the past three years has been, an employee of the Company; (b) the director or a member of the director's immediate family is, or in the past three years has been, an executive officer of the Company; (c) the director or a member of the director's immediate family has, in the past three years, received more than $120,000 per year in direct compensation from the Company (other than for service as a director or, for the immediate family member, as a non-executive employee); (d) the director is an employee, or the director or a member of the director's immediate family is employed as a partner, of Ernst & Young LLP, the Company's independent registered public accountants, or the director has an immediate family member who is a current employee of such firm and works in any capacity on the Company's audit, or the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the Company's audit within that time; (e) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where an Apache executive officer at the same time serves or served on the compensation committee; or (f) the director is an employee, or a member of the director's immediate family is an executive officer, of a company that makes payments to, or receives payments from, Apache in an amount which, in any twelve-month period during the past three years, exceeds the greater of $200,000 or two percent of the consolidated gross revenues of the company receiving the payment.

The Company's Governance Principles require that the independent directors meet in executive session at least twice each year and, in 2015, they met six times in executive session. These executive sessions are chaired by a non-executive chairman or a lead director. Pursuant to the Company's Governance Principles, the non-executive chairman or lead director is an independent director who is elected from time to time, but not less than annually, by the affirmative vote of a majority of the independent directors. In addition to chairing the executive sessions, the non-executive chairman or lead director discusses management's proposed meeting agenda with the other independent directors and reviews the approved meeting agenda with our chief executive officer, leads the discussion with our chief executive officer following the independent directors' executive sessions, ensures that the Board's individual group and committee self-assessments are done annually, leads periodic discussions with other Board members and management concerning the Board's information needs, and is available for discussions with major shareholders. Charles J. Pitman served as the Company's lead director from February 2013 to May 2015. Effective May 2, 2015, John E. Lowe was appointed non-executive chairman. The role and responsibilities of the non-executive chairman or lead director and the method established for communication of concerns to the independent directors are included in the Company's Governance Principles.

Reporting of Concerns to Independent Directors

Anyone who has concerns about the Company may communicate those concerns to the independent directors. Such communication should be mailed to the Company's corporate secretary at 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400, who will forward such communications to the independent directors.

Board Leadership Structure and Risk Oversight

Board Leadership Structure

At different times in the Company's history the positions of chair and chief executive officer have been split or combined as circumstances have warranted. Consistent with good governance practices, the Company took the opportunity presented by the retirement of our former chief executive officer and president G. Steven Farris, effective May 1, 2015, to create a position for an independent non-executive chairman. Independent director John E. Lowe was appointed non-executive chairman effective May 2, 2015. The board regularly reviews all aspects of its governance profile, including the board leadership structure and will make changes as appropriate.

Risk Oversight

The goal of the Company's risk management process is to understand and manage risk; management is responsible for identifying and managing the risks, while directors provide oversight to management in this process. Management identifies the significant risks facing the Company and the approaches to mitigate such risk. The Company's Governance Principles state that in addition to its general oversight of management, the Board of Directors is responsible for a number of specific functions, including assessing major risks facing the Company and reviewing options for their mitigation.

Our Board of Directors has three standing independent committees: Audit, Corporate Governance and Nominating, and Management Development and Compensation. Our Audit Committee is primarily responsible for overseeing the Company's risk management processes on behalf of the Board. The Audit Committee charter provides that the Audit Committee should discuss and consider the process by which senior management of the Company and the relevant departments assess and manage the Company's exposure to risk, and discuss the Company's major financial risk exposure and the steps management has taken to monitor, control, and report such exposures. In addition, the Audit Committee reports to the Board of Directors, which also considers the Company's risk profile. The Audit Committee and the Board of Directors obtain input from management regarding the most significant risks facing the Company and the Company's risk management strategy.

The Audit Committee and the Board ensure that the risks undertaken are consistent with the Board's tolerance for risk. While the Board is responsible for setting, monitoring, and maintaining the Company's risk management policies and practices, the Company's executive officers and members of our management team are responsible for implementing and overseeing our day-to-day risk management processes. Additionally, the Board has created a Corporate Risk Committee composed of members of our management team. The Corporate Risk Committee monitors and manages risks and is tasked with, among other things, ensuring sound policies, procedures, and practices are in place to address corporate-wide management of risks. The Company believes that this division of responsibility is the most effective way to monitor and control risk.

In addition to the oversight provided by our full Board of Directors, Audit Committee, executive officers and the members of our management team, including our Corporate Risk Committee, our independent directors hold regularly scheduled executive sessions as often as they deem appropriate, but in any event at least twice each year. These executive sessions provide an additional avenue through which we monitor the Company's risk exposure and policies regarding risk management.

For risk considerations in our compensation programs, please see "Compensation Discussion and Analysis – Risk Considerations in Our Compensation Programs" included in this proxy statement.

Standing Committees and Meetings of the Board of Directors

The Board of Directors has an Audit Committee, a Corporate Governance and Nominating ("CG&N") Committee, and a Management Development and Compensation ("MD&C") Committee. The Stock Plan Committee was combined with the MD&C Committee effective May 14, 2015, with all responsibilities assumed by the MD&C Committee. Actions taken by these committees are reported to the Board of Directors at the next Board meeting. During 2015, each of the Company's current directors attended at least 75 percent of all meetings of the Board of Directors and committees of which he or she was a member. All directors, except Mr. Lawrence, attended the Company's 2015 annual meeting of shareholders held on May 14, 2015.

Name	Board	Audit	CG&N	MD&C	Stock Plan[1]
Annell R. Bay[2]	●		Ⓒ	●	
John J. Christmann IV[3]	●				
G. Steven Farris[4]	●				
A. D. Frazier, Jr.[5]	●			●	Ⓒ
Chansoo Joung	●	Ⓒ	●		
George D. Lawrence[6]	●	●		●	
John E. Lowe[7]	✱			●	●
William C. Montgomery	●		●	Ⓒ	●
Amy H. Nelson	●	●			
Rodman D. Patton	●	●			
Charles J. Pitman[8]	●		●	●	●
Daniel W. Rabun[9]	●			●	
Peter A. Ragauss	●	●			
No. of Meetings in 2015	16	9	5	6	2

✱ Chairman of the Board
Ⓒ Committee Chairman

[1] The Stock Plan Committee was combined with the MD&C Committee effective May 14, 2015, with all responsibilities assumed by the MD&C Committee.
[2] Ms. Bay was appointed to the MD&C Committee effective May 14, 2015.
[3] Mr. Christmann was appointed to the Board of Directors effective January 20, 2015.
[4] Mr. Farris retired from the Board of Directors effective May 1, 2015.
[5] Mr. Frazier retired from the Board of Directors effective October 1, 2015.
[6] Mr. Lawrence was appointed to the Audit Committee effective May 14, 2015, and was a member of the MD&C Committee until May 14, 2015.
[7] Mr. Lowe was appointed Non-Executive Chairman of the Board effective May 2, 2015. Mr. Lowe was member of the MD&C and Stock Plan Committees until May 14, 2015.
[8] Mr. Pitman served as lead director from February 5, 2013 until May 14, 2015, and was appointed to the MD&C Committee effective September 16, 2015.
[9] Mr. Rabun joined the Board of Directors on May 13, 2015, and was appointed to the MD&C Committee effective May 14, 2015.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of the Company's consolidated financial statements, accounting and financial reporting processes, and systems of internal controls over accounting and financial reporting; (ii) the Company's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications, independence, and performance, including sole authority for appointment, compensation, oversight, evaluation, and termination; (iv) the performance of the Company's internal audit function; (v) the report of the Audit Committee required by the rules of the SEC, as included in this proxy statement; and (vi) the fulfillment of the other responsibilities set out in its charter. The Audit Committee charter, as adopted by the Board of Directors and which reflects applicable SEC, NYSE, and NASDAQ rules and regulations, is available on the Company's website (www.apachecorp.com).

As described more fully above in "Board Leadership Structure and Risk Oversight," the Audit Committee is also tasked with overseeing the guidelines, policies, and controls governing the process by which management of the Company assesses and manages the Company's exposure to risk.

The Board of Directors has determined that all members of the Audit Committee qualify as financial experts, as defined in Item 407 of Regulation S-K under the Securities Act of 1933, as amended, and each are considered "financially literate" under NYSE rules. During 2015 and the first two months of 2016, the Board of Directors reviewed the composition of the Audit Committee pursuant to the rules of the SEC, NYSE, and NASDAQ governing audit committees. Based on this review, the Board of Directors confirmed that all members of the Audit Committee are "independent" under the SEC, NYSE, and NASDAQ rules.

CG&N Committee

The duties of the CG&N Committee include recommending to the Board of Directors the slate of director nominees submitted to the shareholders for election at each annual meeting and proposing qualified candidates to fill vacancies on the Board of Directors. The CG&N Committee is also responsible for developing corporate governance principles for the Company, reviewing related party transactions, and overseeing the evaluation of the Board of Directors. During 2015 and the first two months of 2016, the Board of Directors reviewed the composition of the CG&N Committee pursuant to the rules of the NYSE and NASDAQ governing nominating and governance committees. Based on this review, the Board of Directors confirmed that all members of the CG&N Committee are "independent" under the NYSE and NASDAQ rules. The CG&N Committee charter, as adopted by the Board of Directors, is available on the Company's website (www.apachecorp.com).

The CG&N Committee considers director nominee recommendations from executive officers of the Company, independent members of the Board, and shareholders of the Company, as well as recommendations from other interested parties. The CG&N Committee may also retain an outside search firm to assist it in finding appropriate nominee candidates. Shareholder recommendations for director nominees received by Apache's corporate secretary (at the address for submitting shareholder proposals and nominations set forth under the heading "Future Shareholder Proposals and Director Nominations" below) are forwarded to the CG&N Committee for consideration.

MD&C Committee

The MD&C Committee reviews the Company's management resources and structure and administers the Company's compensation programs and retirement, stock purchase, and similar plans. Under the provisions of its charter, the MD&C Committee may, at its discretion and if allowed by applicable laws or regulations, delegate all or a portion of its duties and responsibilities to a subcommittee of the MD&C Committee composed of at least two members. During 2015 and the first two months of 2016, the Board of Directors reviewed the composition of the MD&C Committee pursuant to the rules of the NYSE and NASDAQ governing compensation committees. Based on this review, the Board of Directors confirmed that all members of the MD&C Committee are "independent" under the NYSE and NASDAQ rules. The Stock Plan Committee was combined with the MD&C Committee effective May 14, 2015, with all responsibilities described below assumed by the MD&C Committee. The MD&C Committee charter, as adopted by the Board of Directors, is available on the Company's website (www.apachecorp.com).

Stock Plan Committee

Until its combination with the MD&C Committee, effective May 14, 2015, the principal purpose of the Stock Plan Committee was to assist the Board of Directors in the discharge of its responsibilities related to equity-based compensation for the Company's employees, including the named executive officers. The members of the Stock Plan Committee were "outside directors" as defined by applicable federal tax law or regulations of the Internal Revenue Service. The duties of the Stock Plan Committee included (i) administration of the Company's equity-based compensation plans and programs and approval, award, and administration of grants made thereunder, (ii) certification of performance goals and their achievement, (iii) making recommendations to the Board of Directors with respect to the Company's equity-based compensation plans and programs, and (iv) any other duties and responsibilities expressly delegated to the Stock Plan Committee by the Board of Directors relating to equity-based compensation plans and programs.

Committee Charters

As noted above, you can access electronic copies of the charters of the Audit Committee, CG&N Committee, and MD&C Committee of the Board of Directors on the Company's website (www.apachecorp.com). Our Governance Principles and our Code of Business Conduct, which meet the requirements of a code of ethics under applicable SEC regulations and NYSE and NASDAQ standards, each document as amended from time to time, are available on the Company's website. You may request printed copies of any of these documents by writing to Apache's corporate secretary at 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

Criteria for New Board Members and Re-Election of Board Members

The CG&N Committee considers the following criteria in recommending new nominees or the re-election of directors to the Company's Board of Directors and its committees:

- Expertise and perspective needed to govern the business and strengthen and support senior management – for example: strong financial expertise, knowledge of international operations, or knowledge of the petroleum industry and/or related industries.

- Sound business judgment and a sufficiently broad perspective to make meaningful contributions.

- Interest and enthusiasm in the Company and a commitment to become involved in its future.

- The time and energy to meet Board of Directors commitments.

- Ability to constructively participate in discussions, with the capacity to quickly understand and evaluate complex and diverse issues.

- Dedication to the highest ethical standards.

- Dedication to the highest health, safety, and environmental standards.

- Supportive of management, but independent, objective, and willing to question and challenge both openly and in private exchanges.

- An awareness of the dynamics of change and a willingness to anticipate and explore opportunities.

All decisions to recommend the nomination of a new nominee for election to the Board of Directors or for the re-election of a director are within the sole discretion of the CG&N Committee.

All director candidates are evaluated, and the decision of whether or not to nominate a particular candidate is made, based solely on Company- and work-related factors and not with regard to a candidate's or director's inclusion in any protected class or group identified in the Company's anti-discrimination policy.

The above criteria and guidelines, together with the section of the Company's Governance Principles entitled "Qualifications of Board Members" constitute the policy of the CG&N Committee regarding the recommendation of new nominees or the re-election of directors to the Company's Board of Directors or its committees. The Company's Governance Principles are available on the Company's website (www.apachecorp.com).

Diversity

Company policy precludes directors and employees from discriminating against any protected group. Company policy also precludes directors and employees from basing work-related decisions on anything other than work-relevant criteria. The Company's approach to diversity complements these policies without conflicting with them. We believe that Board diversity in all its aspects is essential to our business. Our criteria for Board selection, summarized in this section, operates as our diversity policy.

Report of the Audit Committee

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall this report be incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee is operated under a charter that specifies the scope of the Committee's responsibilities. The charter, which is reviewed annually and available on the Company's website (www.apachecorp.com), was last amended effective July 16, 2014.

The Board of Directors has determined that all five members of the Committee are independent based upon the standards adopted by the Board, which incorporate the independence requirements under applicable laws, rules, and regulations, including the listing standards of the New York Stock Exchange and the NASDAQ National Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

The Company's management has the primary responsibility for preparing the Company's financial statements, managing the accounting and financial reporting processes, devising and maintaining the systems of internal controls over financial reporting, and assessing the effectiveness of internal controls over financial reporting. Ernst & Young LLP, Apache's independent registered public accounting firm (the "independent auditors"), is responsible for the integrated audit of the consolidated financial statements and auditing the Company's internal controls over financial reporting. The Committee's responsibility is to monitor and oversee these processes and procedures on behalf of the Board of Directors.

The Audit Committee held nine meetings during fiscal year 2015, including the five in-person meetings referenced below. The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function, and the Company's independent auditors. Meeting agendas are set based upon the Audit Committee Charter and also include suggested topics from Committee members and/or other relevant topics. At all five of the Audit Committee meetings held in person during 2015, the Committee met with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, including internal controls over financial reporting, and the overall quality of the Company's financial reporting.

The Committee is responsible for oversight of the qualifications, performance, and independence of the Company's independent auditors and annually determines whether to retain the Company's current independent auditors or retain another auditor. In doing so, the Audit Committee takes into consideration a number of factors, including the historical and recent performance of the independent auditors and lead partner, its global capabilities, its knowledge of the Company's operations and industry, external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board (United States) ("PCAOB") reports, and independence. The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditors, in both fact and appearance.

The Audit Committee discussed with the Company's internal auditors and the independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee reviewed with the independent auditors, which is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee by the standards of the PCAOB, including PCAOB Auditing Standard No. 16, *Communications With Audit Committees,* the rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Audit Committee has discussed with the independent auditors the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence,* and considered the compatibility of non-audit services with the independent auditors' independence.

The Audit Committee also reviewed and discussed together with management, the internal auditors, and the independent auditors the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, including the clarity of disclosures in the financial statements, the results of management's assessment of the effectiveness of the Company's internal controls over financial reporting, and the independent auditors' audit of the Company's internal controls over financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited consolidated financial statements and management's assessment of the effectiveness of the Company's internal controls over financial reporting be included in the Annual Report on Form 10-K for the year ended December 31, 2015, filed by the Company with the Securities and Exchange Commission.

February 23, 2016

Members of the Audit Committee

Chansoo Joung, Chairman
George D. Lawrence
Amy H. Nelson
Rodman D. Patton
Peter A. Ragauss

Director Compensation

Summary of 2015 Director Compensation

Under the terms of the Company's Non-Employee Directors' Compensation Plan and the Non-Employee Directors' Restricted Stock Units Program, each non-employee director receives an annual retainer, paid one-third in cash and two-thirds in stock.

The equity component of the annual board retainer for the Company's non-employee directors is not paid out until the non-employee director retires or otherwise leaves the Board of Directors.

The retirement plan for the Company's non-employee directors limits participation to those members first elected to the Board of Directors on or before June 30, 2014.

Non-Employee Directors' Cash Compensation

During 2015, under the terms of the Company's Non-Employee Directors' Compensation Plan, each non-employee director received an annual cash retainer of $100,000 for service on the Board of Directors, and the chair of each committee received an additional cash retainer. There were no separate meeting attendance fees.

In May 2015, the Non-Employee Directors' Compensation Plan was amended to provide for an additional cash retainer of $100,000 annually for the Company's non-executive chairman of the Board. Prior to May 2015, the lead director received an additional retainer of $25,000 annually.

Under the terms of the Non-Employee Directors' Compensation Plan, non-employee directors can defer receipt of all or any portion of their cash retainers. Deferred cash amounts accrue interest equal to the Company's rate of return on its short-term marketable securities. Once each year, participating directors may elect to transfer all or a portion of their deferred cash amounts into the form of shares of Apache common stock. After such election, amounts deferred in the form of Apache common stock accrue dividends as if the stock were issued and outstanding when such dividends were payable. All deferred amounts, as well as accrued interest and dividends, are maintained in a separate memorandum account for each participating non-employee director. Amounts are paid out in cash and/or shares of Apache common stock, as applicable, upon the non-employee director's retirement or other termination of his or her directorship, or on a specific date, in a lump sum or in annual installments over a ten-year (or shorter) period. During 2015, one non-employee director deferred all of his cash retainer fees.

Non-Employee Directors' Restricted Stock Units Program

During 2015, the Company's Non-Employee Directors' Restricted Stock Units Program (the "RSU Program"), established pursuant to the Company's 2011 Omnibus Equity Compensation Plan, provided that all non-employee directors were eligible to receive grants of restricted stock units ("RSUs") at the end of each calendar quarter, with the number of RSUs calculated by dividing $50,000 by the fair market value of a share of Apache common stock on the date of grant, rounded down to the nearest whole number.

In May 2015, the RSU Program was amended to provide that the Company's non-executive chairman of the Board was eligible to receive additional grants of RSUs at the end of each calendar quarter, with the number of RSUs calculated by dividing $25,000 by the fair market value of a share of Apache common stock on the date of grant, rounded down to the nearest whole number.

Each RSU is equivalent to one share of Apache common stock. If applicable, the grant is prorated for the non-employee director's or non-executive chairman's service during the calendar quarter.

The RSUs vest as of the grant date, with 100 percent automatic, mandatory deferral into the Outside Directors' Deferral Program (the "Deferral Program") established pursuant to the Company's 2011 Omnibus Equity Compensation Plan. Deferrals are invested in stock units with each stock unit being equivalent to one share of Apache common stock. Stock units accrue dividends as if the stock was issued and outstanding when such dividends were payable, and all dividend amounts are invested in additional stock units. All stock units are maintained in a separate memorandum account for each non-employee director. Stock units in the Deferral Program will be converted to shares of common stock and paid out upon the non-employee director's retirement or other termination of his or her directorship.

Annual Review of Director Compensation

In our annual review of director compensation, the benchmarking analysis provided to the Board for 2015 indicated that the average director compensation would remain the lowest of our Compensation Peer Group (as defined in the Compensation Discussion and Analysis section) at that time.

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for non-employee directors that requires each non-employee director to directly own shares and/or share equivalents the total value of which is equal to or greater than six times the annual board retainer paid in cash, excluding additional retainers for service as a committee chair or as non-executive chairman. Based on an annual board cash retainer of $100,000, each non-employee director is required to own shares and/or share equivalents the total value of which is at least $600,000. Non-employee directors must meet the ownership requirement within three years of the later of (i) July 16, 2014 or (ii) the date of his or her appointment to the Board of Directors. Once achieved, each non-employee director must continue to meet the minimum share ownership requirement for the duration of his or her service on the Board.

As of February 29, 2016, each non-employee director, other than Ms. Bay, Ms. Nelson, Mr. Rabun, and Mr. Ragauss, directly owned shares of the Company's common stock and/or share equivalents with total value equal to or greater than $600,000 (six times the annual cash board retainer). Each of Ms. Bay and Ms. Nelson has until July 16, 2017, to meet the requirement; Mr. Ragauss has until December 16, 2017, to meet the requirement; and Mr. Rabun has until May 13, 2018, to meet the requirement. See beneficial ownership information under the heading "Securities Ownership and Principal Holders" below.

Pledging and Hedging Policies

The Company has a pledging policy that prohibits non-employee directors and executive officers from holding Apache securities in a margin account or pledging any Apache securities as collateral for a loan. The Company also has a hedging policy that prohibits non-employee directors and executive officers from entering into any hedge, or other transaction (such as puts, calls, options, or other derivative securities), in Apache securities that has the effect of limiting the risk of ownership of Apache common stock or stock options. As of the date of this proxy statement, each non-employee director was in compliance with the Company's pledging and hedging policies.

Outside Directors' Retirement Plan

An unfunded retirement plan for non-employee directors was established in December 1992. The Outside Directors' Retirement Plan was most recently amended on July 16, 2014, effective as of June 30, 2014, to (i) limit participation to those members first elected to the Board of Directors on or before June 30, 2014 and (ii) specify that the amount of benefits will be determined as of the earlier of the date the non-employee director ceases to be a member of the Board of Directors or June 30, 2014, at which date the annual cash board retainer was $150,000.

The plan is administered by the MD&C Committee and generally pays an annual benefit equal to 100 percent of the retired director's annual cash board retainer for a period based on length of service. Payments are made either (i) on a quarterly basis, for a maximum of ten years, or (ii) in a single lump sum equal to the net present value of the quarterly payments to which the director is entitled, and are paid from the general assets of the Company. In the event of the director's death prior to receipt of all benefits payable under the plan, the remaining benefits are payable to the director's surviving spouse or designated beneficiary until the earlier of the termination of the payment period or the death of the surviving spouse or designated beneficiary. During 2015, benefits were paid under this plan to five former directors who retired from the Company's Board of Directors in 2012, 2013, 2014, or 2015.

Prior Plan for Directors' Equity Compensation

The Equity Compensation Plan for Non-Employee Directors, originally established in February 1994, was terminated in January 2007. The original expiration date for this plan was July 1, 2009, with a maximum of 50,000 shares of common stock (115,500 shares after adjustment for the Company's 2002 and 2003 stock dividends and 2004 stock split) for awards granted during the term of the plan. However, in February 2007, the plan was amended to provide that no new awards would be granted subsequent to January 1, 2007, and no awards have been made since that date. The plan continues in existence solely for the purpose of governing still-outstanding awards made prior to January 1, 2007.

Awards were made from shares of common stock held in the Company's treasury and were automatic and non-discretionary. All shares awarded under the plan have vested, have full dividend and voting rights, and are not eligible for sale while the non-employee director is still serving as a member of the Board of Directors.

Director Compensation Table

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2015:

Name[1] [a]	Fees Earned or Paid in Cash [$] [b]	Stock Awards[2] [$] [c]	Option Awards [$] [d]	Non-Equity Incentive Plan Compensation [$] [e]	Change in Pension Value and Nonqualified Deferred Compensation Earnings [$] [f][7]	All Other Compensation [$] [g]	Total [$] [h]
Annell R. Bay	109,478	199,871	—	—	—	—	309,349
G. Steven Farris[3]	28,239	56,396	—	—	—	—	84,635
A.D. Frazier, Jr.[4]	76,841	149,886	—	—	—	37,500[6]	264,227
Chansoo Joung	120,000	199,871	—	—	—	—	319,871
George D. Lawrence	107,363	199,871	—	—	—	—	307,234
John E. Lowe	166,484	266,329	—	—	—	—	432,813
William C. Montgomery	118,159	199,871	—	—	—	—	318,030
Amy H. Nelson	100,000	199,871	—	—	—	—	299,871
Rodman D. Patton	100,000	199,871	—	—	—	—	299,871
Charles J. Pitman	109,203	199,871	—	—	—	—	309,074
Daniel W. Rabun[5]	63,461	126,866	—	—	—	—	190,327
Peter A. Ragauss	100,000	199,871	—	—	—	—	299,871

[1] Employee directors do not receive additional compensation for serving on the Board of Directors or any committee of the Board. John J. Christmann IV, the Company's chief executive officer and president, is not included in this table as he was an employee of the Company during 2015. The compensation he received as an employee of the Company is shown in the Summary Compensation Table.

[2] Grant date fair value, as computed in accordance with FASB ASC Topic 718, of restricted stock units granted during 2015 to each non-employee director based on the per share closing price of the Company's common stock on grant date.

None of the non-employee directors had unvested restricted stock units or restricted Apache common stock at year-end 2015.

[3] Mr. Farris retired as the Company's chief executive officer and president, effective January 20, 2015. The compensation he received as an employee of the Company is shown in the Summary Compensation Table. Mr. Farris served as non-executive chairman of the Board of Directors from January 20, 2015, until his retirement from the Board of Directors on May 1, 2015.

[4] Mr. Frazier retired from the Board of Directors effective October 1, 2015.

[5] Mr. Rabun was appointed to the Board of Directors effective May 13, 2015.

[6] Benefits paid pursuant to the Outside Directors' Retirement Plan.

[7] Earnings not included in column [f] of the Director Compensation Table as they are not above-market or preferential earnings.

Securities Ownership and Principal Holders

The following tables set forth, as of February 29, 2016, the beneficial ownership of (i) each director or nominee for director of the Company, (ii) the principal executive officer, the principal financial officer, and the three other most highly compensated executive officers who served as officers of the Company during 2015, and (iii) all directors and executive officers of the Company as a group. All ownership information is based upon filings made by those persons with the SEC and upon information provided to the Company.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]		Percent of Class
Common Stock, par value $0.625	Annell R. Bay	5,722	[3]	*
	Chansoo Joung	36,572	[3]	*
	George D. Lawrence	56,914	[2][3]	*
	John E. Lowe	13,157	[3]	*
	William C. Montgomery	26,434	[3]	*
	Amy H. Nelson	8,639	[3]	*
	Rodman D. Patton	57,236	[2][3]	*
	Charles J. Pitman	46,639	[2][3]	*
	Daniel W. Rabun	2,896	[3]	*
	Peter A. Ragauss	4,284	[3]	*
	John J. Christmann IV	350,014	[5][6][7]	*
	Stephen J. Riney	97,415	[7]	*
	P. Anthony Lannie	181,109	[5][6][7]	*
	W. Kregg Olson	198,809	[4][5][7]	*
	James L. House	106,421	[4][5][6][7]	*
	Timothy J. Sullivan	79,662	[4][5][6][7]	*
	All directors, nominees, and executive officers as a group (including the above named persons)	1,509,289	[4][5][6][7]	*

*   Represents less than one percent of outstanding shares of common stock.

[1]   All ownership is sole and direct unless otherwise noted. Inclusion of any common shares not owned directly shall not be construed as an admission of beneficial ownership. Fractional shares have been rounded to the nearest whole share.

[2]   Includes vested restricted common shares awarded under the Company's Equity Compensation Plan for Non-Employee Directors.

[3]   Includes the following common share equivalents related to retainer fees deferred under the Company's Non-Employee Directors' Compensation Plan and/or the Company's Outside Directors' Deferral Program: Ms. Bay –5,722; Mr. Joung – 6,287; Mr. Lawrence – 16,106; Mr. Lowe – 7,789; Mr. Montgomery – 6,287; Ms. Nelson – 6,139; Mr. Patton – 26,566; Mr. Pitman – 6,716; Mr. Rabun – 2,896; and Mr. Ragauss – 4,284.

[4]   Includes the following common stock equivalents held through the Company's Deferred Delivery Plan: Mr. Olson –15,910; Mr. House – 2,781; Mr. Sullivan – 4,366; and all executive officers as a group – 23,727.

[5]   Includes the following common shares issuable upon the exercise of outstanding employee stock options which are exercisable within 60 days: Mr. Christmann – 45,439; Mr. Lannie – 64,564; Mr. Olson – 60,713; Mr. House –33,093; Mr. Sullivan – 19,946; and all executive officers as a group – 295,630.

[6]   Includes shares held by the trustee of the Company's 401(k) Savings Plan and related Non-Qualified Retirement/ Savings Plan: Mr. Christmann – 26,911; Mr. Lannie – 10,857; Mr. House – 12,651; Mr. Sullivan – 179; and all executive officers as a group – 75,070.

[7]   Includes the following restricted stock units granted under the Company's 2007 and 2011 Omnibus Equity Compensation Plans: Mr. Christmann – 246,545; Mr. Riney – 91,415; Mr. Lannie – 76,703; Mr. Olson – 70,915; Mr. House – 54,764; Mr. Sullivan – 47,152; and all executive officers as a group – 696,849.

The following table sets forth the only persons known to the Company, as of February 29, 2016, to be the owners of more than five percent of the outstanding shares of the Company's common stock, according to reports filed with the SEC:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock par value $0.625	BlackRock, Inc. 55 East 52nd Street New York, New York 10055	27,582,816 [a]	7.3
Common Stock par value $0.625	Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	26,014,684 [b]	6.9
Common Stock par value $0.625	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	22,700,042 [c]	6.0
Common Stock par value $0.625	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	22,694,824 [d]	6.0

[a]   Per Schedule 13G/A filed by BlackRock, Inc. on February 10, 2016.
[b]   Per Schedule 13G/A filed by Dodge & Cox on February 12, 2016.
[c]   Per Schedule 13G/A filed by T. Rowe Price Associates, Inc. on February 11, 2016.
[d]   Per Schedule 13G/A filed by The Vanguard Group on February 10, 2016.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers, as well as beneficial owners of ten percent or more of the Company's common stock, to report their holdings and transactions in the Company's securities. Based on information furnished to the Company and contained in reports provided pursuant to Section 16(a), as well as written representations that no other reports were required for 2015, the Company's directors and officers timely filed all reports required by Section 16(a).

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2015, relating to the Company's equity compensation plans, under which grants of stock options, restricted stock units, and other rights to acquire shares of Apache common stock may be granted from time to time.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights [#] [a]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [$] [b]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) [#] [c]
Equity compensation plans approved by security holders[1][5]	10,361,201	91.52[3]	17,983,040[4]
Equity compensation plans not approved by security holders[2][5]	202,630	—	580,013
TOTAL	10,563,831	91.52[3]	18,563,053

[1] Includes the Company's 2005 Stock Option Plan, 2007 Omnibus Equity Compensation Plan, and 2011 Omnibus Equity Compensation Plan.

[2] Includes the Company's Non-Employee Directors' Compensation Plan and Deferred Delivery Plan.

The Company's Deferred Delivery Plan allows officers and certain key employees to defer income from restricted stock units granted under the 2007 Omnibus Equity Compensation Plan and the 2011 Omnibus Equity Compensation Plan in the form of deferred units. Each deferred unit is equivalent to one share of Apache common stock. Distributions from the plan are made, at the election of the participant, beginning five years from deferral or upon termination of employment.

[3] Weighted average exercise price of outstanding stock options; excludes restricted stock units, performance-based stock units, and deferred stock units.

[4] Available for grant under the 2011 Omnibus Equity Compensation Plan, as of December 31, 2015.

[5] See Note 10 of the Notes to Consolidated Financial Statements included in the Company's Form 10-K for the year ended December 31, 2015, for the material features of the 2005 Stock Option Plan, 2007 Omnibus Equity Compensation Plan, and 2011 Omnibus Equity Compensation Plan.

Executive Officers of the Company

Biographical information for the executive officers of the Company is set forth below. Biographical information for John J. Christmann IV is set forth above under the caption "Nominees for Election as Directors."

MARGERY M. HARRIS, 55, was appointed executive vice president - human resources in December 2011, having been senior vice president - human resources since February 2011, and vice president – human resources since September 2007. Prior to joining the Company, she was consultant/principal of MMH Consulting Services, a privately-held human resources consulting firm, from 2006 to September 2007, executive vice president and senior vice president - human resources with Texas Genco LLC, a wholesale power generator, from 2005 to 2006, and senior vice president - human resources and administration of Integrated Electrical Services, Inc., from 2000 to 2005. Ms. Harris worked for Santa Fe Snyder (successor to Santa Fe Energy Resources) from 1995 to 2000 in a variety of human resources capacities, including vice president – human resources.

JAMES L. HOUSE, 54, was appointed senior region vice president – Houston region on June 1, 2015, where he is responsible for Apache's operations in Canada, U.S. Midcontinent, U.S. Gulf Coast, Gulf of Mexico, and international new ventures, having been U.K. region vice president and managing director of Apache North Sea from June 2006 through May 2015. Mr. House previously served as Apache North Sea operations director from October 2005 to June 2006, general manager of joint venture Khalda Petroleum Company, Egypt, from April 2001 to October 2005, general manager of Apache Poland from June 1999 to April 2001, general manager of joint ventures Qarun Petroleum Company and East Beni Suef Petroleum, Egypt, from May 1998 to June 1999 and from October 1997 to May 1998, respectively. Prior to that, he held positions of increasing responsibility as a petroleum engineer since joining the Company in 1991. Previously, Mr. House worked for Amoco Production Company as a petroleum engineer in West Texas, Houston, and New Orleans, Louisiana.

REBECCA A. HOYT, 51, was appointed senior vice president, chief accounting officer, and controller in August 2014, having been vice president, chief accounting officer, and controller since November 2010. She previously served as the Company's vice president and controller since November 2006, assistant controller since 2003, and held positions of increasing responsibility within the accounting area since joining the Company in 1993. Previously, Ms. Hoyt was an audit manager with Arthur Andersen LLP, an independent public accounting firm, from 1992 to 1993.

P. ANTHONY LANNIE, 61, was appointed executive vice president and general counsel in August 2009, and was interim chief financial officer from October 9, 2014 through March 2, 2015. Mr. Lannie served as senior vice president and general counsel since May 2004, and vice president and general counsel since March 2003. Prior to joining the Company, he was president of Kinder Morgan Power Company, Houston, Texas, from 2000 through February 2003, and president of Coral Energy Canada in 1999. Mr. Lannie was senior vice president and general counsel of Coral Energy, an affiliate of Shell Oil Company and Tejas Gas Corporation, from 1995 through 1999, and of Tejas Gas Corporation from 1994 until its combination with Coral Energy in 1998.

W. KREGG OLSON, 62, was appointed executive vice president – corporate reservoir engineering in August 2009, having been senior vice president – corporate reservoir engineering since September 2007, and vice president – corporate reservoir engineering since January 2004. Prior to that, Mr. Olson served as director of technical services from 1995 through 2003, and held positions of increasing responsibility within corporate reservoir engineering since joining the Company in 1992. Previously, he was associated with Grace Petroleum Corporation.

STEPHEN J. RINEY, 55, was appointed executive vice president on February 18, 2015, and chief financial officer effective March 3, 2015. Prior to joining the Company, he served as chief financial officer for BP Exploration and Production from July 2012 to January 2015, and global head of mergers and acquisitions for BP plc from January 2007 to June 2012.

TIMOTHY J. SULLIVAN, 60, was appointed executive vice president – operations support effective January 1, 2016, having been senior vice president – operations support since June 2015. In this role, he supports the Company's chief executive officer in operational strategy, goal setting, capital allocation, market intelligence, and marketing. Previously, he served as region vice president – Canada, and president of Apache Canada from January 2013 through May 2015, reservoir engineering manager for the Central region from January 1997 to January 2013, and senior reservoir engineer from 1986 through 1996. Prior to joining the Company, Mr. Sullivan worked in various engineering roles for Cotton Petroleum Corporation and Texaco Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis ("CD&A") section describes the compensation program for our Named Executive Officers ("NEOs"). Our current NEOs, who also served in 2015, are:

Name	Title
John J. Christmann IV	Chief Executive Officer and President
Stephen J. Riney	Executive Vice President and Chief Financial Officer
P. Anthony Lannie	Executive Vice President and General Counsel
W. Kregg Olson	Executive Vice President – Corporate Reservoir Engineering
James L. House	Senior Region Vice President – Houston Region
Timothy J. Sullivan	Senior Vice President – Operations Support

Apache's executive team changed significantly in 2015:

- Mr. Christmann was appointed Chief Executive Officer and President on January 20, 2015, following the retirement of our former CEO Mr. G. Steven Farris.
- Mr. Riney was appointed Executive Vice President on February 18, 2015 and Chief Financial Officer on March 3, 2015, replacing Mr. Lannie who served as interim Chief Financial Officer from October 9, 2014 through March 2, 2015.
- Mr. House was appointed Senior Region Vice President – Houston Region on June 1, 2015. He previously served as the UK region vice president and managing director of Apache North Sea.
- Mr. Sullivan was appointed Senior Vice President – Operations Support on June 1, 2015 and was appointed Executive Vice President – Operations Support on January 1, 2016. He previously served as the Canada region vice president and president of Apache Canada Ltd.

Our Summary Compensation Table includes the following individuals who were no longer employed with Apache as of December 31, 2015:

Name	Former Title	Departure Date
G. Steven Farris	Chairman, Chief Executive Officer, and President	Jan. 20, 2015*
Thomas E. Voytovich	Executive Vice President, International and Exploration and Production Technology	Nov. 30, 2015

* Refers to retirement date as Chief Executive Officer and President. Mr. Farris served as Executive Chairman through May 1, 2015, after which he was succeeded by Independent Chairman John E. Lowe.

2015 Compensation Highlights

- No merit-based raises in 2015 for employees, including the NEOs in light of the challenging commodity price environment, and
- MD&C Committee accepted management's recommendation of a 118% annual cash incentive bonus payout, which was the low-end of the 118% to 132% range actually achieved, due to industry-wide, economic conditions.

In 2015, we continued an effort begun in 2013, after receiving feedback from our shareholders, to comprehensively review and modify the Company's executive compensation programs to ensure that they support our pay-for-performance philosophy, align executives' interests with those of our shareholders, and attract, motivate, and retain exceptional executive talent. As a result, we made the following changes to our executive compensation programs for 2015:

- Further aligned our annual cash incentive bonus plan with our corporate strategy,
- Improved our long-term Performance Share program to incorporate total shareholder return and two other important financial measures,
- Implemented an Executive Termination Policy providing standardized payments of benefits in the event of termination without cause,
- Adopted an Executive Compensation Clawback Policy, and
- Aligned our new CEO's target compensation closely with the median of our peers.

Table of Contents

CD&A Overview

Who We Are

Apache Corporation is an oil and gas exploration and production company with operations in the United States, Canada, Egypt, and the UK. In 2015, we operated an average of 39 rigs worldwide and drilled 693 gross wells, 543 of which were North American onshore.

Our operating regions include:

(i)   North America, which is comprised of the Permian, MidContinent/Gulf Coast, and Canada onshore regions and the Gulf of Mexico offshore region,

(ii)   Egypt, and

(iii)   U.K. North Sea.



We have a portfolio of high-quality assets with robust inventory in North America, higher-cash margin assets in Egypt and the North Sea, and longer-term exploration prospects. In addition to improving operational efficiencies, liquidity, and our financial position, our strategy is to prioritize our discretionary capital to higher rate-of-return opportunities in Egypt and the North Sea and to key strategic testing in North America onshore. However, we believe that if commodity prices improve from current market levels, we will be able to increase our capital plan accordingly with a greater focus on growth in our onshore North America assets. Accordingly, we will maintain capital allocation and operational flexibility to respond quickly to changing oil prices, and we have developed specific plans for increasing activity in the event prices and costs come back into better alignment.

Our Compensation Philosophy

Our executive compensation philosophy is to design compensation programs that:

✔ Attract, retain, and reward top talent

✔ Align our executives' interests with those of our shareholders by paying for performance

✔ Provide a substantial portion of our compensation in long-term equity-based compensation to reward performance over the long-term and align the compensation of our top executives with the shareholder experience.

2015 Business Highlights – A Year of Transition and Strategic Action

In 2015, the oil and gas industry experienced a challenging commodity price environment, featuring dramatically lower prices for both crude oil and natural gas. Apache responded quickly and decisively to this new operating landscape. Over the last year, we divested a material amount of non-core assets, significantly reduced costs, drilled more productive wells, and continued to mature several resource plays. We also reduced our employee base by approximately 23 percent over the last 12 months, and 19 executives over the past 18 months, to align our cost structure better with our reduced asset base.

In January 2015, we completed a multi-year succession-planning process with the retirement of our long-serving CEO, G. Steven Farris, and the appointment of John J. Christmann IV, formerly executive vice president and chief operating officer-North America, as CEO and president. We incorporated into this transition the appointment of independent director John E. Lowe as separate chairman of the Board, effective May 2, 2015. In addition, we appointed Stephen J. Riney as chief financial officer, effective March 3, 2015.

The decisive actions taken this year to restructure our organization and significantly improve operational efficiency has begun to show results. Though our absolute shareholder returns were negative this year, and the company posted substantial reductions in earnings – driven in large part by oil prices that were 47 percent lower on average in 2015 than 2014 – Apache performed meaningfully above our oil and gas peers on relative basis.

Highlights of our operational, strategic, and financial achievements are provided below:

OPERATIONAL	
535 Mboe/d	**Average liquids and natural gas production across operations** Mboe/d = thousands of barrel of oil equivalents per day Crude oil represented 82% of total liquids production
+3% / +13%	**Increase in North American onshore and International production vs. 2014** Both numbers exclude tax barrels, noncontrolling interest, and divestitures

STRATEGIC	
$6.2 billion	**Proceeds from strategic divestitures** Including our interests in the Wheatstone and Kitimat LNG projects and our Australian operations
16%	**Reduction of General & Administrative (G&A) Expenses** 23% reduction in our employee base over the last 12 months, and 19 executives over the past 18 months, in light of our reduced asset base Created a super-region structure and optimized organization by consolidating Central and Gulf Coast region employees into our Houston Office

FINANCIAL	
60%+	**Reduction in capital spending vs. 2014**
35%	**Reduction in average North American drilled and completed well costs vs. 2014** Including 9% year-over-year per unit reduction in lease operating costs
$2.5 billion	**Reduction of total debt** Eliminated $900M of 2017/2018 debt maturies and reduced net long term maturing before 2021 to $700M, or 8% of total debt outstanding
2020	**Refreshed and extended credit facility to June 2020** Ended the year with $5B in liquidity, which includes $3.5B in undrawn credit facility and $1.5B in cash
2nd Quartile TSR	**Finished 2015 with a second-quartile relative TSR rank** Exceeding 2015 performance of over 70 percent of our peers (12/31/14 – 12/31/15)

The Board and management will continue to take steps to position the company for future success in the new commodity price environment and continue our transition to become a premier exploration and production company with global assets focused on North American growth.

Shareholder Outreach

At our 2015 Annual Meeting, our say on pay proposal received support from 82% percent of our shareholders who voted on the proposal. Though the Board is encouraged that a substantial majority of our shareholders supported our compensation program design, it recognized there was room for improvement from those results, and sought to understand and address any significant areas of shareholder concern.

Accordingly, we engaged with the majority of our shareholders in 2015. Over the course of the year, our engagement team conducted over 100 in-person meetings with our shareholders, including in-person meetings with 24 of our top 25 shareholders. The engagement team often included independent director representation, as gathering and incorporating shareholder feedback is a Board priority. A key objective of these engagement sessions was to solicit shareholder feedback on strengthening our compensation program. Subsequently, that feedback was relayed directly to the Board, who considered it while evaluating opportunities to further enhance our executive compensation program for 2016.

What We Heard	Change Implemented
Several shareholders expressed some concern with the design of our former CEO's severance arrangement in January 2015, which was governed under his 1988 employment agreement and Apache's legacy severance practices.	• In February 2015, we adopted a formal Executive Termination Policy that provides standardized benefits and minimizes excessive payouts in the event of termination without cause. • None of our employees, including our new CEO and all of our other NEOs, have an employment contract.

Additionally, after reviewing our compensation benchmarking data and the feedback we received from shareholders, the MD&C Committee made the following changes to our program in 2016:

- Decreased annual target bonuses for the majority of executives to more closely align with the market median;
- Decreased the annual target equity awards for nearly all employees, with the most significant reductions occurring at the executive-level;
- Adjusted the executive equity mix to include a portfolio of equity vehicles: performance shares, restricted stock units, and stock options;
- Modified the portion of performance-based equity awards granted to the CEO; and
- Adjusted the payout scale of the TSR program to further align with peers.

We firmly believe that the changes that have been made to our compensation program are responsive to shareholder concerns and that our compensation program effectively aligns executive compensation with the key drivers of long-term growth and economic value creation for our shareholders.

Pay Best Practices

Our compensation best practices include:

- *Significant Performance-Based Pay:* 58 percent and 38 percent of the ongoing pay mix for our CEO and current NEOs is variable and performance-based, respectively. At least half of the target compensation for our CEO and other NEOs for 2015 is variable and performance-based.
- *Long-term vesting:* Our equity-based pay vehicles have multi-year vesting periods to reward long-term performance and deter inappropriate risk taking.
- *Multiple Performance Measures:* We use multiple metrics to evaluate Company performance, covering both short- and long-term performance objectives.
- *Stock Ownership Requirements:* We have stock ownership requirements for our directors and officers; our CEO must hold six-times base salary in stock; all officers and directors have hold-until-retirement or termination requirements in addition to their multiple-of-pay holding requirements. All our NEOs comply with, and own shares sufficient to meet, these ownership requirements.
- *No Repricing:* Our stock options cannot be repriced, reset, or exchanged for cash if under water without shareholder approval.
- *Anti-Pledging Policy:* We prohibit our directors and executive officers from holding Apache securities in a margin account or pledging any Apache securities as collateral for a loan.
- *Double Trigger Change in Control Provisions:* We have a formal policy of requiring a double trigger to receive cash severance and to receive accelerated vesting of equity awards upon a change in control.
- *Clawback:* Each equity award is conditioned on repayment or forfeiture as required by existing law, including Sarbanes-Oxley Act of 2002 and Dodd-Frank Wall Street Reform and Consumer Protection Act. In addition, under a newly adopted Executive Compensation Clawback Policy, each executive officer's incentive award is subject to repayment or such other means of recovery (or a combination thereof) as the Board determines appropriate in the event of a material negative restatement as the result of fraud, intentional misconduct, or gross negligence by such executive officer.
- *Minimum Vesting:* We amended our 2011 Omnibus Equity Compensation Plan to require three-year minimum vesting (in full) of equity awards to employees (including our executive officers). We have also retained such three-year minimum vesting requirement in our proposed 2016 Omnibus Compensation Plan.

- *Employment Contracts:* Effective with the retirement of our former CEO, all of our employees are employed "at will," with no employment contracts.
- *Executive Termination Policy:* In 2015, we implemented a policy that standardizes executive separation terms and minimizes the risk of excessive payouts.

Our Approach to Pay

Our approach to compensation takes into account external market and internal parity concerns as well as recruitment, retention, and long-term performance goals, which drive shareholder value.

Peer Groups and Data

Peer group data contributes to our external market parity, recruitment, retention, and performance analysis. To assemble the right peer group, our MD&C Committee uses eight criteria, ranked in the following order:

1. **Industry**: companies with our 6-digit GICS code (101020 – Oil, Gas and Consumable Fuels)

2. **Market Capitalization**: companies +/-2.5x Apache's market cap

3. **Revenues**: companies +/-2.5x Apache's revenues

4. **Assets**: companies +/-2.5x Apache's assets

5. United States headquarters

6. Compete with Apache for talent

7. List Apache as a peer in their 2015 proxy statement

8. List a peer of Apache as a peer in their 2015 proxy statement

Of the 11 peer companies Apache used in 2014, seven met all eight criteria and the remaining four met at least five of the criteria. Based on this, the MD&C Committee decided to keep the same peer group for 2015:

Anadarko Petroleum Corporation
Chesapeake Energy Corporation
ConocoPhillips
Devon Energy Corporation
EOG Resources, Inc.
Hess Corporation
Marathon Oil Company
Murphy Oil Corporation
Noble Energy, Inc.
Occidental Petroleum Corporation
Pioneer Natural Resources Company

We also relied on this peer group for the relative TSR measurement within our 2015 Performance Share Program.

Over the last few years, we also worked with some of our peers as well as executives at the proxy advisory services to improve peer group reporting for our sector. As a result, starting in 2015, the proxy advisory services used a new approach that takes into account the unique features of exploration and production companies. We consider this a good example of constructive engagement.

In addition to the data gathered from the peers above, we use (i) the most recent compensation data provided by our Consultant (defined below), (ii) industry size-based surveys, (iii) our own labor market data, and (iv) Fortune 500 proxy statement data on CEO pay for companies with similar market capitalizations.

The MD&C Committee also assesses other types of horizontal data as well as numerous vertical assessments as input into each of our four main elements of pay: base salary, annual bonus, long-term compensation, and benefits.

In 2015, our new CEO's target compensation aligned closely with the median of our peers:

2015 CEO Target Compensation Rank Among Peers



	Base Salary	Target Bonus	Target Equity	Target Total Comp.
Median*	$ 1,250,000	$ 1,687,500	$ 9,714,212	$ 12,904,220
Apache	**$1,100,000**	**$1,430,000**	**$8,970,000**	**$11,500,000**

* Peer data includes most recently disclosed information available at the time Mr. Christmann's target compensation as CEO was determined.

Elements of the 2015 Compensation Program

Base Salary

Our ability to recruit and retain executive talent depends on setting competitive base salaries. We begin with an analysis of base pay relative to the market. We make adjustments based on vertical variables such as pay parity relative to other officers and internal accountability. We review base salaries annually as a whole and individually every 12 months, unless circumstances require otherwise. For non-CEO NEO salaries, we solicit CEO input. The 2015 earnings and salaries paid to the NEOs were:

Named Executive Officer	2015 Earnings [$]	January 1, 2015 Salary* [$]	December 31, 2015 Salary [$]
John J. Christmann IV	1,081,551	725,000	1,100,000
Stephen J. Riney	578,437	650,000	650,000
P. Anthony Lannie	675,000	675,000	675,000
W. Kregg Olson	625,000	625,000	625,000
James L. House	529,167	500,000	550,000
Timothy J. Sullivan	464,584	400,000	500,000
G. Steven Farris	91,426	1,750,000	–
Thomas E. Voytovich	664,583	725,000	–

*Value shown for Mr. Riney reflects salary on his date of hire, effective February 10, 2015.

As the result of significant organizational changes that occurred in 2015, three executives received raises in connection with their promotions: (i) John J. Christmann IV was promoted to Chief Executive Officer and President on January 20, 2015, (ii) James L. House was promoted to Senior Region Vice President, Houston Region from Region Vice President, North Sea on June 1, 2015, and (iii) Timothy J. Sullivan was promoted to Senior Vice President – Operations Support from Region Vice President, Canada on June 1, 2015.

The base salaries for Messrs. Lannie and Olson remained unchanged throughout 2015. The base salaries for Messrs. Farris and Voytovich remained unchanged until their respective retirement or departure dates.

Annual Cash Incentive Bonus

Our annual cash incentive plan is designed to motivate and reward executives for achieving key business objectives that continue to drive Apache's success and generate returns for our shareholders. We set annual cash incentive bonus targets hierarchically starting with a multiple of base salary. Actual annual bonus payouts are based on our achievement of a variety of financial, operational and management objectives ("the corporate performance element"), each officer's individual achievement ("the individual performance element"), and any needed exceptional adjustments.

Corporate Performance Element

The corporate performance element consists of corporate objectives-weighted 70 percent-and management objectives-weighted 30 percent.

Corporate Objectives

Our corporate objectives represent our key operational and strategic goals for the year, each weighted 60 percent and 40 percent, respectively. Points attributed to each goal range from 50 percent at threshold, 100 percent at target, and 150 percent at maximum, with interpolation for results between these ranges. No points are awarded for achievement below threshold.

The operational goals include the fundamental aspects of our business aimed to focus employee efforts on increasing production and reserves in a safe and environmentally responsible manner, while prudently managing costs. The strategic goals include a list of specific objectives designed to support the execution of our plan for the particular year. In 2015, the results of our key operational and strategic goals yielded the following results:

Corporate Objectives – 2015 Corporate Goals	Weighting	Result	Achievement	Total Points
Operational Goals*				
1. Production of 445 Thousand Barrels of Oil Equivalent/Day (MBOED)	**15%**	486 MBOED	Above maximum	22.5
2. Replace 50% of 2015 production through Exploration and Development adds**	**15%**	51%	Slightly above target	15.5
3. Maximize Cash Flow per Barrel Sold through Cost Management:	**15%**			
• $10.15 Lease Operating Expense (LOE) per Barrels of Oil Equivalent (BOE)		$9.51	Between target and maximum	10.7
• $4.18 General and Administrative (G&A) per BOE (Gross G&A Spend/BOE)		$3.69	Above maximum	11.3
4. Achieve an After Tax Rate of Return on 2015 Drilling Program of 15% (threshold of 5%)	**10%**	13.41%	Slightly below target	9.2
5. Health, Safety, Security, and Environmental:	**5%**			
• Total Workforce Recordable Incident Rate (TRIR) of less than 0.89		.76	Above maximum	2.5
• Total Workforce Days-Away-Restricted-Time Rate (DART) of less than 0.50		.37	Above maximum	2.5
• Vehicle Incident Rate (VIR) of less than 1.06		.87	Above maximum	2.5

Corporate Objectives – 2015 Corporate Goals	Weighting	Result	Achievement	Total Points
Strategic Goals				
The strategic goals for 2015 were set to continue to shift the focus of Apache's portfolio to North America and consisted of various objectives such as:	**40%**		**All strategic goals achieved at target*****	**40**
• Refine the North America organization to fit the go forward strategy				
• Keep capex and dividends within cash flow				
• Expand forward year cash flow multiple relative to peer average				
• Monetize $75 million of infrastructure assets				
• Develop business and strategic plans for North Sea and Egypt and communicate externally				
• Develop a process to generate a consolidated multi scenario five-year plan				
• Reach decision point on implementation of successful efforts				
• Implement plan to identify, measure, and develop future leaders				
Total Corporate Goal Achievement	**100%**			**117**

*Excludes Australian operations, which were divested in 2015.

**Ryder Scott Company, L.P. Petroleum Consultants reviewed over 92% of both proved reserves and value associated with new wells drilled during the year.

***We achieved the strategic goals as follows: (i) announced new organization structure on June 1, 2015 employing a super region operating model to further refine North America operations, (ii) kept capex and dividends within cash flow at $62 WTI, $65 Brent, and $2.90 Natural Gas, (iii) average Apache multiple for 2015 increased by 42% from 2014, while the peer average multiple increased 39%, (iv) monetized $559 million of infrastructure assets, (v) five-year plan presented at strategic planning meeting forming the basis of the go forward strategy for both North Sea and Egypt, (vi) plan presented to the Board, which includes enhancements to capital allocation, optimization of key, near-term shareholder value drivers (e.g., EBITDA, production growth), and capital structure, (vii) plan presented to the Board so that it could reach a decision point on implementation of successful efforts, and (viii) partnered with an outside consultant to complete first and second phases of executive development assessments.

Why These Objectives Are Used

1. **Production of 445 Thousand Barrels of Oil Equivalent/Day (MBOED):** Production is one of the key drivers of value in our business. The Annual Bonus Plan includes rigorous production targets, set at the beginning of the year based on expected production, to ensure executives are focused on protecting and delivering base production and executing the drilling program with maximum efficiency and a high well success rate.

2. **Replace 50% of 2015 production through Exploration and Development adds:** This metric was added to ensure efforts to replenish our reserve base continues to remain strong through excellence in exploration and well development.

3. **Maximize Cash Flow per Barrel Sold through Cost Management:** A per-unit cash flow metric to ensure maximum profitability from production operations through management of costs that are within our control. Cash Flow per Barrel is impacted by lease operating expenses and general and administrative expenses.

4. **Achieve an After Tax Rate of Return on 2015 Drilling Program of 15%:** A return metric rewards the efficiency of capital allocation to profitable drilling activities.

5. **Health, Safety, Security, and Environmental:** Apache is committed to ensuring it provides a safe workplace and that a culture of safety and environmental responsibility is instilled at every level of our organization. Programs such as our "Aim for Zero" initiative seek to empower our employees to maintain a sustainable culture where everyone returns home safely at the end of the day and conducts business with no impact to the environment. For the past several years, our NEO's bonus program included ambitious targets to improve safety and environmental goals every year. In light of the excellent progress we have made, for 2016 Apache's health and safety goal targets will be set to the top quartile of our peer group.

6. **Strategic Goals:** In addition to safe, efficient and profitable operations, management was also tasked with a number of important strategic goals to ensure we remain on track for future growth. Each strategic objective was chosen because it represents an important component of competitive advantage for Apache.

Management Objectives

Our management objectives are a robust set of tactical goals developed by management, which are assessed and approved by the MD&C Committee. In essence, the management objectives are the goals each of our regions and corporate departments strive for in order to execute on our long-term strategy successfully. These 42 objectives for 2015 fall into the following four main categories:

   i. planning and development,

   ii. cost and operating efficiency,

   iii. drilling and prospect inventory, and

   iv. health, safety, security, and environment.

For 2015, each of the objectives represent no more than two percent of an officer's annual cash incentive bonus.

We achieved 120 percent of the 2015 management objectives. Additionally, the MD&C Committee can award credit for extraordinary objectives when warranted. One extraordinary objective relating to drilling and prospect inventory was achieved in 2015.

The total 2015 achievement of the corporate performance element ranged from 118 percent to 132 percent due to variability in the attainment of the strategic objective component. The MD&C Committee accepted management's recommendation of a 118% annual cash incentive bonus payout due to industry-wide economic conditions, as shown below.

Goal	Results [%]	Weighting [%]	Total [%]
Corporate Objectives	117	70	82
Management Objectives	120	30	36
Total 2015 Achievement			**118**

Individual Performance Element

Using the corporate and management objectives as a foundation, the MD&C Committee receives input from the CEO, assesses the bonus numbers against market conditions and, where needed, further tailors annual cash incentive bonuses to the responsibilities and performance of each executive. Our CEO evaluates region officers based on region goals and performance as part of those officers' bonus assessment.

Annual Incentive Bonuses Awarded for 2015

The CEO's annual bonus is determined by the MD&C Committee and recommended to the Board for approval. The MD&C Committee accepted the CEO's recommendation with respect to annual bonuses for the other NEOs. The bonuses awarded to the NEOs for 2015 were:

Name	2015 Target Bonus [%]	2015 Target Bonus [$]	2015 Annual Cash Incentive Bonus [$]	Bonus as Percent of Target [%]
John J. Christmann IV	130	1,406,017	1,659,100	118
Stephen J. Riney	100	578,437	750,000	130
P. Anthony Lannie	100	675,000	700,000	104
W. Kregg Olson	100	625,000	600,000	96
James L. House	100	529,167	550,000	104
Timothy J. Sullivan	100	464,584	550,000	118

The bonuses awarded to Messrs. House and Sullivan were based on a combination of the corporate performance results as described above and business unit results of the North Sea and Canada regions, respectively, during their terms as Region Vice Presidents in the first half of 2015. Messrs. Farris and Voytovich did not receive a bonus for 2015, as they were not employed by the Company at the time of the bonus payout. Mr. Riney received an additional $500,000 non-performance based sign-on bonus in conjunction with his employment, which is recoverable by the Company if he voluntarily terminates his employment within two years of his hire date.

Long-Term Compensation

We make long-term, equity-based compensation available to substantially all of our employees to promote a company-wide ethic of ownership and entrepreneurialism. For our executive officers, we currently use two equity-based vehicles-RSUs and Performance Shares-to capture the merits and spread the limitations of each pay vehicle.

At the beginning of 2015, we apportioned Mr. Christmann's long-term compensation: 60 percent in Performance Shares and 40 percent in RSUs. The other NEOs received 50 percent in Performance Shares, and 50 percent in RSUs.



Restricted Stock Units

Our employees, including our NEOs, also receive RSUs. Generally, the RSUs are granted to substantially all employees based on a target percentage of base salary. Awards vest ratably over three years. Grantees receive one share of common stock for each RSU that vests.

The number and value of the Performance Shares and RSUs we granted to our NEOs in 2015 are shown in the following chart:

Name	Performance Shares [#]	Value* [$]	RSUs [#]	Value* [$]
John J. Christmann IV	80,268	5,194,945	111,702	6,864,365
Stephen J. Riney	–	1,325,871	67,355	4,254,669
P. Anthony Lannie	21,140	1,368,181	23,215	1,345,774
W. Kregg Olson	19,574	1,266,829	21,496	1,246,123
James L. House	13,049	844,531	16,552	959,519
Timothy J. Sullivan	11,092	717,874	15,047	872,275
Thomas E. Voytovich	25,680	1,662,010	24,935	1,445,482

*Values shown reflect the amounts in the Grants of Plan-Based Awards table. Note that the targeted grant date values of long-term compensation and the actual grant date values shown in these tables vary somewhat due to the prospective nature of targets. The amounts that will be realized by the NEOs from these awards may differ substantially from the grant date values.

Included in these values are the one-time 50,000 promotional and 45,000 sign-on RSU awards made to Messrs. Christmann and Riney, respectively, in connection with their new roles. Both awards have holding provisions designed for retentive purposes, whereby 60 percent must be held until retirement or termination of employment with the Company. Mr. Farris did not receive equity awards during 2015.

Because Mr. Riney joined Apache after the start date of the 2015 Performance Share performance period, he received a performance contingent cash plan in place of performance shares. The payout of his award will be based on the same metrics and targets used in the 2015 Performance Share program.

Performance Shares

The Performance Share program was designed to align executive pay with achievement of operational and financial metrics that are the most impactful to the shareholders. Our plan incorporates both relative and absolute metrics to provide a more comprehensive and balanced evaluation of our long-term business performance. Performance Shares target a percentage of base salary; are tied to our performance over three-year periods; vest (if achievement warrants and the executive remains employed by the Company) in two even portions at the end of the measurement period and the subsequent year. The shares are subject to similar double-trigger requirements as our other change-in-control provisions. The shares are based on three different measures of performance:

Performance Shares		
Relative TSR	50%	✔ Measured relative to our Compensation Peers over a rolling three-year period ✔ No payment for bottom quartile performance ✔ Target payout cap (one-times payout) in the event absolute TSR for Apache is negative over performance period ✔ Maximum performance payout is 1.5x the target award
Cash Flow from Operations	25%	✔ Evaluated annually during a three-year performance period against performance targets set at the beginning of the year ✔ Average performance over the three-year period is measured as a percentage above or below target
Reserve Adds per Debt Adjusted Share	25%	✔ Threshold payout of 50% achieved at 10% below the target and the maximum payout of 150% is achieved at 10% above target

As of December 31, 2015, year-one results would have resulted in a 105% payout under the Performance Share program had it been vested.

Relative TSR (50%)

To maintain our focus on total shareholder return, half of the measure of performance for the Performance Shares is based on relative TSR performance. Our TSR performance is measured relative to our Compensation Peers over a rolling three-year period. There is no payout for being in the bottom quartile, and there is a cap at target payout (one-times payout) in the event absolute TSR for Apache is negative over the performance period, notwithstanding the relative performance of our TSR. For the TSR portion of the Performance Share program, the maximum payout is 1.5 times the target award. As of December 31, 2015 and using the average of the last 60 trading days' closing prices to calculate the beginning and end prices, Apache ranked 8th in its peer group for the year-one results of the TSR portion of the Performance Share program, which would have resulted in a 0.80 payout.

The performance period for the 2013 TSR Program began on January 1, 2013, and ended on December 31, 2015. Apache was ranked 14th of 19 in its peer group for that period, resulting in a 0.70 payout. The 2012, 2011, and 2010 TSR Plans yielded a zero payout.

Cash Flow from Operations and Reserve Adds per Debt Adjusted Share (25% each)

To provide a balance between market-based measures of performance and internal financial and operational measures, Cash Flow from Operations and Reserve Adds per Debt Adjusted Share were included in the 2015 program. After an extensive analysis of performance measures, it was determined that the combination of these metrics most closely contributed to generating returns. These metrics are evaluated annually during a three-year performance period against respective performance targets determined at the beginning of each year. Average performance over the three-year period is measured as a percentage above or below target. The threshold payout of 50 percent is achieved at 10 percent below target, and the maximum payout of 150 percent is achieved at 10 percent above target. While we recognize using a 3-year average of annual periods for a long-term compensation program is uncommon, this structure allows us the ability to set more accurate targets in the current commodity price environment. This is not intended to be a long-term solution, but until prices stabilize, we feel this program design provides a more precise measure of performance of these two metrics throughout the performance period.

As of December 31, 2015, year-one results for Cash Flow from Operations and Reserve Adds per Debt Adjusted Share were $3,004 MM and .35, respectively, both exceeding their respective targets of $2,800 MM and .27.

Benefits

Our named executive officers receive the standard benefits received by all employees including: group health (medical, dental, pharmacy, and vision), group life, accidental death and dismemberment, business travel accident, disability plans, defined contribution retirement plans (a Money Purchase Retirement Plan and a 401(k) Savings Plan), and vacation.

General Executive Policies

As part of their total compensation, our named executive officers are eligible for additional benefits that are designed to maintain market competitiveness. These include a comprehensive annual physical examination, an individual cash-value-based variable universal life insurance policy of two times base salary, an enhanced individual long-term disability policy for 75 percent of eligible earnings, and continued Apache and employee tax deferred contributions to a non-qualified retirement/savings plan once limits are reached in qualified retirement plans.

Use of Property

Our operations are spread around the globe, including in locations that present a variety of physical and geo-political risks. For both business efficiency and security reasons, we require the chief executive officer to use Apache's aircraft for all air travel, unless good business judgment would require otherwise.

More details on the above benefits are presented under "All Other Compensation" following the "Summary Compensation Table."

Compensation Decisions With Respect to 2016

Annually in December, the MD&C Committee receives executive compensation benchmarking data from our independent compensation consultant, Meridian Compensation Partners (the "Consultant"), to ensure market alignment with our peers. After review of this information in 2015, and in an effort to continually refine our compensation programs, the MD&C Committee made the following changes for 2016:

- Decreased annual target bonuses for the majority of executives to more closely align with the market median;
- Decreased the annual target equity awards for nearly all employees, with the most significant reductions occurring at the executive-level;
- Adjusted the executive equity mix to include a portfolio of equity vehicles: performance shares, restricted stock units and stock options;
- Modified the portion of performance-based equity awards granted to the CEO; and
- Adjusted the payout scale of the TSR program to further align with peers.

Base Salary

Due to their increased responsibilities resulting from organizational restructuring, effective January 1, 2016, base salaries were increased for three NEOs as follows:

Named Executive Officer	December 31, 2015 Salary ($)	January 1, 2016 Salary ($)
Stephen J. Riney	650,000	675,000
James L. House	550,000	600,000
Timothy J. Sullivan	500,000	625,000

Messrs. Riney and House received base salary increases of $25,000 and $50,000, respectively, while Mr. Sullivan received an increase in conjunction with his promotion to Executive Vice President – Operations Support effective on January 1, 2016.

2016 Annual Bonus Structure

For 2016, the corporate plan will continue to include operational and strategic objectives, however, the management objectives have been discontinued. Based on shareholder feedback, the management objectives added complexities to the annual incentive plan and were therefore removed from the annual bonus plan calculation for 2016.

Largely driven by industry conditions, market data presented in late 2015 indicated we were above median for some executive roles. To address this and adhere to our compensation philosophy, target bonuses were decreased for our executives effective January 1, 2016.

Long-Term Compensation Awards in 2016

Consistent with adjustments made to annual bonus targets, the 2016 target long-term compensation values were also reduced for the majority of the executive team to further align with the market median. Market data reviewed indicated 49 percent of the average equity value granted to peer CEOs was performance-based, and for executives below the CEO, was less than 40 percent. The data also highlighted that stock options were being awarded by 64 percent of our peers.

To maintain competitiveness with our peers and to include an appropriate balance of equity vehicles in our long-term compensation program, we adopted a portfolio approach to our awards for 2016 utilizing performance shares, restricted stock units, and stock options. For the CEO and EVP levels, the 2016 long-term compensation awards were based 50 percent in performance shares, 35 percent in restricted stock units, and 15 percent in options. For the other NEOs, this mix consisted of 50 percent in performance shares, 40 percent in restricted stock units, and 10 percent in options.

The 2016 Performance Program is similar to the 2015 Program, utilizing the same three metrics:

- Relative Total Shareholder Return (weighted 50%)
- Cash Flow from Operations (weighted 25%)
- Reserve Adds per Debt Adjusted share (weighted 25%)

For the relative TSR portion of the program, the same 11 peer companies will be utilized for comparison. For 2016, the TSR ranking scale was adjusted to further align with our peers, nearly all of which have a maximum of 2.00 times target:

TSR Rank	1	2	3	4	5	6	7	8	9	10	11	12
Payout	2.0	2.0	1.75	1.5	1.25	1.0	.80	.60	.40	0.0	0.0	0.0

These awards are eligible for dividend equivalents that accumulate during the performance period (if dividends are declared and paid by the Company during such period), subject to the resulting performance multiple. Dividends will be paid following the end of the performance period, based on the same vesting schedule as the underlying awards if a payout is warranted, or forfeited if the underlying awards are forfeited.

The performance shares have a cap at target payout in the event absolute TSR for Apache is negative over the performance period, notwithstanding the relative performance of the shares. The shares will vest 50 percent at the end of the three-year performance period, with the remaining 50 percent vesting one year later.

Other Matters

Clawback Policy

In December 2015, the Board adopted a policy for the recovery of incentive compensation awarded to all executive officers after adoption of the policy. In the event of a material negative restatement of Apache's financial statements as the result of fraud, intentional misconduct, or gross negligence of an executive officer, the Board has the right to recover from such executive officer all or a portion of the award based on the restated results. Further information on our clawback, anti-hedging, and pledging policies can found at our website at www.apachecorp.com.

Decision Making Process

Role of the Board of Directors

Executive compensation decision making is a core Board responsibility. The independent members of the Board review, modify as needed, and approve the MD&C Committee's recommendations for the CEO's total compensation. The entire Board is responsible for this same process in establishing the other NEOs' compensation.

Role of the Management Development and Compensation Committee

The MD&C Committee, which met six times in 2015, assesses the effectiveness of our compensation programs. Its key responsibilities are:

- To review our goals and objectives, evaluate performance in light of such goals, and recommend the CEO's compensation to the Board for approval by the independent directors. This review is handled in independent sessions.

- To make recommendations to the Board concerning the base salary, incentive and equity-based compensation plans for executive officers other than the CEO.

- To review and recommend to the Board broad-based, long-term compensation programs for executive and non-executive employees.

- To ensure compensation does not incentivize excessive risk.

- To review and discuss with management CEO and management succession planning and management development.

The Stock Plan Committee was combined with the MD&C Committee in May 2015, with all responsibilities assumed by the MD&C Committee, which are reflected in the revised MD&C Committee charter. Until then, the key responsibilities of the Stock Plan Committee, which met twice in 2015, included:

- Administration of our equity-based compensation plans and the approval, award, and administration of grants under the same, including certification of performance goals and their achievement.

- Make recommendations to the Board regarding our equity-based compensation plans.

- Prepare a summary of the grants and awards made under our equity-based compensation plans and programs for the MD&C Committee for use in our proxy statement.

- Any other duties or responsibilities expressly delegated to the Stock Plan Committee by the Board relating to our equity-based compensation plans and programs.

Each of the MD&C Committee's four members meets the independence requirements of the New York Stock Exchange and the NASDAQ listing standards. Effective with the combination of responsibilities in May 2015, each member of the MD&C Committee is an outside director within the meaning of Section 162(m) of the Internal Revenue Code. The MD&C Committee's charter is available on our website.

Role of the Compensation Consultant

The Board has authorized the MD&C Committee to retain an independent compensation consultant. The MD&C Committee engaged the Consultant to provide independent compensation advice and data. The Consultant annually assesses our compensation program's potential for risk and its competitiveness relative to our peers. The Consultant did not provide any services to Apache other than the compensation-related services to the Board.

Each year the MD&C Committee reviews the independence of the Consultant and obtains written certification that the Consultant complies with its own independence rules. The MD&C Committee determined that the Consultant was independent during 2015.

Role of Management

In addition to the use of the Consultant, the MD&C Committee receives compensation recommendations and evaluations of the executive group from the CEO. The MD&C Committee, along with each of the independent directors, is authorized by the Board to obtain information from and work directly with any employee in fulfilling its responsibilities. Our executive vice president of human resources prepares materials for the CEO and the MD&C Committee for the exercise of their distinct, but interrelated, compensation responsibilities. The MD&C Committee also utilizes the data provided by the Consultant, including recommendations for the associated compensation values derived from their reports. The MD&C Committee carefully considers the recommendations of the CEO, management, and the Consultant, to reach final determinations in order to recommend actions to the Board.

Risk Considerations in Our Compensation Programs

The MD&C Committee does not believe our compensation programs encourage inappropriate risk taking. The MD&C Committee, with assistance from the Consultant, arrived at this conclusion for the following reasons:

- Our employees receive both fixed and variable compensation. The fixed portion provides a steady income regardless of the Company's stock performance. This allows executives to focus on the Company's business without an excessive focus on the Company's stock price performance.

- The goals and objectives for the annual cash incentive bonus are set to avoid overweighting any single factor that, if not achieved, would result in the loss of a large percentage of compensation.

- Our equity awards for executives generally vest over three- to five-year periods, which discourages short-term risk taking. Our substantial equity holding requirements extend these time frames further.

- Our equity ownership requirements encourage a long-term perspective by our executives.

- Our equity compensation plan provides that our executives' unvested long-term equity compensation is forfeited upon voluntary termination.

- Our incentive programs have been in place for many years, and we have seen no evidence that they encourage excessive risk taking.

- Essentially all of our employees participate in our equity-based compensation programs, regardless of business unit, which encourages consistent behavior across the Company.

Tax Legislation Related to Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a limit, with certain exceptions, on the amount that a publicly held corporation may deduct in any tax year commencing on or after January 1, 1994, for the compensation paid or accrued to its chief executive officer and three highest compensated officers (other than the principal executive officer or the principal financial officer). The MD&C Committee periodically reviews our compensation plans based upon these regulations to determine what further actions or changes, if any, would be appropriate.

Our 2005 Stock Option Plan, 2007 Omnibus Equity Compensation Plan, and 2011 Omnibus Equity Compensation Plan (including the 2013 and 2014 TSR Programs) were approved by our shareholders and grants made under such plans qualify as "performance-based" under the regulations. Our existing annual cash incentive compensation plan and special achievement bonuses do not meet the requirements of the regulations, as the shareholder approvals necessary for exemption were not sought. However, these plans operate similarly to prior or other existing plans and are designed to reward the contribution and performance of employees and to provide a meaningful incentive for achieving Apache's goals, which in turn enhances shareholder value. No further grants can be made under the 2005 Stock Option Plan or the 2007 Omnibus Equity Compensation Plan. While the MD&C Committee cannot predict how our compensation policies may be further affected by this limitation, it is anticipated that executive compensation paid or accrued pursuant to our compensation plans that have not met the requirements of the regulations will not result in any material loss of tax deductions in the foreseeable future.

Internal Revenue Code section 409A requires "nonqualified deferred compensation plans" to meet requirements in order to avoid acceleration of the recipient's federal income taxation of the deferred compensation. The Internal Revenue Service issued final regulations in April 2007 regarding the application of Section 409A, which were generally effective January 1, 2009. Prior to effectiveness, companies were expected to comply in "good faith" with the statute, taking note of the interim guidance issued by the Internal Revenue Service. We amended several of our benefit plans in order for them to be exempt from Section 409A, while we continue to provide benefits through several plans that remain subject to Section 409A. The terms of these plans were amended before January 1, 2009, as necessary, and are intended to meet the requirements of the final regulations.

Management Development and Compensation Committee Report

The Management Development and Compensation Committee of the Board of Directors of Apache Corporation reviewed and discussed with management the Compensation Discussion and Analysis set forth above, and based upon such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

March 10, 2016

Members of the Management Development and Compensation Committee
William C. Montgomery, Chairman
Annell R. Bay
Charles J. Pitman
Daniel W. Rabun

Summary Compensation Table

The table below summarizes the compensation for the individuals listed below for all services rendered to the Company and its subsidiaries during fiscal years 2015, 2014, and 2013. The persons included in this table are the Company's principal executive officer, principal financial officer, and the three other most highly compensated executive officers (the "NEOs") who served as executive officers of the Company during 2015.

Name and Principal Position [a]	Year [b]	Salary [$] [c]	Bonus[1] [$] [d]	Stock Awards[2] [$] [e]	Option Awards[2] [$] [f]	Non-Equity Incentive Plan Compensation[3] [$] [g]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] [$] [h]	All Other Compensation[5] [$] [i]	Total [$] [j]
John J. Christmann IV [6] Chief Executive Officer and President	2015	1,081,551	—	12,059,310	—	1,659,100	—	339,870	15,139,831
	2014	725,000	—	3,633,341	—	625,000	—	368,775	5,352,116
	2013	—	—	—	—	—	—	—	—
Stephen J. Riney [7] Executive Vice President and Chief Financial Officer	2015	578,437	500,000	4,254,669	—	750,000	—	104,883	6,187,989
	2014	—	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
P. Anthony Lannie [8] Executive Vice President and General Counsel	2015	675,000	—	2,713,954	—	700,000	—	190,647	4,279,601
	2014	665,625	—	2,661,844	—	575,000	—	203,596	4,106,065
	2013	650,000	350,000	1,847,491	790,670	650,000	—	203,333	4,491,494
W. Kregg Olson Executive Vice President, Corporate Reservoir Engineering	2015	625,000	—	2,512,952	—	600,000	—	169,498	3,907,450
	2014	—	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
James L. House [9] Senior Region Vice President, Houston Region	2015	529,167	—	1,804,051	—	550,000	—	1,918,415	4,801,633
	2014	—	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
Timothy J. Sullivan [10] Executive Vice President, Operations Support	2015	464,584	—	1,590,149	—	550,000	—	1,197,119	3,801,852
	2014	—	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
G. Steven Farris [11] Chairman, Chief Executive Officer and President	2015	91,426	—	—	—	—	—	7,207,651	7,299,077
	2014	1,750,000	—	8,085,121	—	—	—	365,351	10,200,472
	2013	1,750,000	—	6,622,307	1,981,728	—	—	874,210	11,228,245
Thomas E. Voytovich [12] Executive Vice President, International and Exploration and Production Technology	2015	664,583	—	3,107,492	—	—	—	2,055,621	5,827,696
	2014	725,000	—	3,633,341	—	625,000	—	464,883	5,448,224
	2013	657,452	—	4,255,774	821,082	657,450	—	156,215	6,547,973

[1] With the exception of Mr. Lannie in 2013 and Mr. Riney in 2015, the NEOs were not entitled to receive payments that would be characterized as bonus payments. Mr. Lannie received a one-time payment in connection with his work on the Company's divestiture transactions in 2013, and Mr. Riney received a one-time payment in connection with joining the Company in 2015. See footnote [3] for payments under the Company's incentive compensation plan.

[2] Value of restricted stock unit and stock option awards made during the fiscal year based upon aggregate grant date fair value, determined in accordance with applicable FASB ASC Topic 718. The discussion of the assumptions used in calculating the aggregate grant date fair value of the RSU awards can be found in the footnotes to the Grants of Plan Based Awards Table below and in Note 10 of the Notes to Consolidated Financial Statements included in the Company's Form 10-K for the year ended December 31, 2015. For stock options, the estimated fair value is based upon principles of the Black-Scholes option pricing model. The Black-Scholes model utilizes numerous arbitrary assumptions about financial variables such as interest rates, stock price volatility, and future dividend yield. The value of the restricted stock unit and stock option awards is expensed ratably over the term of the award.

[3] Amounts reflected under column [g] are paid pursuant to the Company's incentive compensation plan as described under "Annual Cash Incentive Bonus" in the Compensation Discussion and Analysis.

[footnotes continued on following page]

(4) Earnings from the Non-Qualified Deferred Compensation Table are not included as they are not above-market or preferential earnings.

(5) For additional information on All Other Compensation, see discussion, table, and footnotes below.

(6) Mr. Christmann was appointed chief executive officer and president, effective January 20, 2015.

(7) Mr. Riney was appointed executive vice president on February 18, 2015, and chief financial officer effective March 3, 2015.

(8) Mr. Lannie, the Company's executive vice president and general counsel, served as interim chief financial officer from October 9, 2014 through March 2, 2015.

(9) Mr. House was appointed senior region vice president, Houston region, effective June 1, 2015.

(10) Mr. Sullivan was appointed senior vice president, operations support, effective June 1, 2015, and executive vice president, operations support, effective January 1, 2016.

(11) Mr. Farris retired as chief executive officer and president, effective January 20, 2015.

(12) Mr. Voytovich, executive vice president, international and exploration and production technology, left the Company effective November 30, 2015.

All Other Compensation

Officers participate in two qualified retirement plans. The 401(k) Savings Plan provides a match up to the first eight percent of base pay and incentive bonus. The Money Purchase Retirement Plan provides an annual six percent company contribution into the same investment choices as the 401(k) Savings Plan with the exception of Company stock. Additionally, officers can elect to participate in the Non-Qualified Retirement/Savings Plan to defer beyond the limits in the 401(k) Savings Plan and continue Company contributions which exceed the limits in the qualified plans. The investment choices mirror those in the 401(k) Savings Plan and the Money Purchase Retirement Plan. The Deferred Delivery Plan allows officers the ability to defer income in the form of deferred units from the vesting of restricted stock units under the Company's 2007 Omnibus Equity Compensation Plan and 2011 Omnibus Equity Compensation Plan. The contributions into both non-qualified plans are reported in the Non-Qualified Deferred Compensation Table. The Company does not have a defined benefit plan for U.S. employees.

Apache provides U.S. employees with two times their base salary under group term life insurance. Executives receive the first $50,000 of coverage under the same group term life insurance plan, and the remaining amount to bring them up to two times salary is provided in the form of whole life insurance policies.

During 2015, the Board required John J. Christmann IV to use the Company's aircraft for all air travel for security reasons and to facilitate efficient business travel, unless good business judgment requires otherwise. Even though the Company considers these costs a necessary business expense rather than a perquisite for Mr. Christmann, in line with SEC guidance, the following table includes the amounts attributable to each Named Executive Officer's personal aircraft usage. Executives are not reimbursed for the taxes on the income attributable to the personal use of corporate aircraft. The methodology for the valuation of non-integral use of corporate aircraft for disclosure in the Summary Compensation Table, in compliance with SEC guidance, calculates the incremental cost to the Company for personal use of the aircraft based on the cost of fuel and oil per hour of flight; trip-related inspections, repairs and maintenance; crew travel expenses; on-board catering; trip-related flight planning services; landing, parking, and hanger fees; supplies; passenger ground transportation; and other variable costs. Additionally, the value of trips attributable to philanthropic interests was included, even though they are seen as contributing to the goodwill of the Company. In addition, Standard Industry Fare Level tables, published by the Internal Revenue Service, are used to determine the amount of compensation income that is imputed to the executive for tax purposes for personal use of corporate aircraft.

In addition to the benefits for which all employees are eligible, the Company also covers the cost of an annual physical and the full cost of enhanced long-term disability coverage for executive officers.

The Company provides various forms of compensation related to expatriate assignment that differ according to location and term of assignment, including: foreign service premium, foreign assignment tax equalization, location pay, housing and utilities, home leave and travel, goods and services allowance, relocation expense, and tax return and visa preparation. These items have been reflected in the following table under Foreign Assignment Allowances for the amounts that pertain to Mr. House, Mr. Sullivan, and Mr. Voytovich. Mr. House, as region vice president-North Sea, resided in Scotland from June 2006 to June 2015; Mr. Sullivan, as region vice president-Canada, resided in Canada from January 2013 to June 2015; and Mr. Voytovich, as region vice president – Egypt, resided in Egypt from June 2009 to February 2012.

The following table provides a detailed breakdown of the amounts for fiscal years 2015, 2014, and 2013 under "All Other Compensation" in the Summary Compensation Table:

Description	Year	John J. Christmann IV [$]	Stephen J. Riney [$]	P. Anthony Lannie [$]	W. Kregg Olson [$]	James L. House [$]	Timothy J. Sullivan [$]	G. Steven Farris [$]	Thomas E. Voytovich [$]
Company Contributions Retirement Plans	2015	33,900	35,000	35,000	35,000	35,000	35,000	7,314	21,200
	2014	33,100	—	34,500	—	—	—	34,500	34,500
	2013	—	—	33,500	—	—	—	33,500	33,500
Company Contributions Non-Qualified Plan	2015	205,017	45,981	140,000	119,000	91,408	74,317	—	81,967
	2014	144,742	—	149,688	—	—	—	210,500	159,043
	2013	—	—	148,500	—	—	—	771,500	128,543
Life Insurance Premiums	2015	53,765	8,700	421	393	340	7,199	85	411
	2014	448	—	415	—	—	—	2,736	448
	2013	—	—	63	—	—	—	63	63
Use of Company Property	2015	23,809[a]	—	—	—	—	—	—	—
	2014	—	—	—	—	—	—	39,147[a]	8,740[a]
	2013	—	—	—	—	—	—	26,237[a]	—
Enhanced Long-Term Disability Coverage	2015	15,879	15,202	15,226	15,105	11,012	7,849	[15,927]	10,482
	2014	12,441	—	15,193	—	—	—	78,468	19,114
	2013	—	—	15,110	—	—	—	42,910	11,292
Amounts Related to Retirement or Resignation Agreements	2015	—	—	—	—	—	—	7,216,179[e]	1,934,061[e]
	2014	—	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
Dividend Equivalents on Unvested Restricted Stock Units	2015	7,500	—	—	—	3,750	—	—	7,500
	2014	9,900	—	3,800	—	—	—	—	9,900
	2013	—	—	6,160	—	—	—	—	10,350
Foreign Assignment Allowances[b]	2015	—	—	—	—	1,776,905[c]	1,072,754[c]	—	—
	2014	—	—	—	—	—	—	—	233,138[c]
	2013	—	—	—	—	—	—	—	[27,533][c]
Domestic Relocation Allowance and Expenses	2015	—	—	—	—	—	—	—	—
	2014	168,144[d]	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
Total – 2015		**339,870**	**104,883**	**190,647**	**169,498**	**1,918,415**	**1,197,119**	**7,207,651**	**2,055,621**
Total – 2014		**368,775**	**—**	**203,596**	**—**	**—**	**—**	**365,351**	**464,883**
Total – 2013		**—**	**—**	**203,333**	**—**	**—**	**—**	**874,210**	**156,215**

[a] These amounts for 2015, 2014, and 2013 are for use of corporate aircraft.

[b] Executives assigned to foreign countries typically incur a change in their overall tax liability because most of the components of assignment compensation that are provided in addition to base salary are taxable in the United States and in the foreign country. Therefore, the Company's expatriate assignment policy provides that it will be responsible for any additional foreign or U.S. taxes due as a direct result of the international assignment and the executive remains financially responsible for the tax which he/she would have incurred if he/she had continued to live and work in the United States. Pursuant to this policy, the Company withheld from each of Mr. Voytovich's and Mr. House's compensation an amount equivalent to the taxes that would have been due had he remained in the United States. Those funds were used to help pay taxes due in the United States and in Egypt (Mr. Voytovich) or Scotland (Mr. House) during the period of his foreign assignment. The Company paid taxes due in excess of Mr. Voytovich's and Mr. House's withholding that were incurred as a result of their foreign assignments.

[c] The 2015 amount (Mr. House) includes $1,330,993 for tax equalization, $139,037 in relocation allowance, $119,914 for housing and utilities, $77,686 for home leave and travel expenses, $45,208 in foreign service premium, $44,746 for goods and services allowance, $9,478 for car allowance, $9,093 for dependent tuition, and $750 for tax return preparation.

(footnotes continued on following page)

The 2015 amount (Mr. Sullivan) includes $882,198 for tax equalization, $60,758 for housing and utilities, $56,333 in relocation allowance and expenses, $41,875 in foreign service premium, $26,795 for goods and services allowance, $4,045 for car allowance, and $750 for tax return preparation.

The 2014 amount (Mr. Voytovich) is for tax equalization adjustments related to 2013.

The 2013 amount (Mr. Voytovich) includes $151,950 in tax credits related to foreign assignment, $57,399 in relocation allowance and expenses, $27,024 in location pay, $15,305 for housing and utilities, $11,582 in foreign service premium, $7,540 for goods and services allowance, $4,417 for home leave and travel expenses, and $1,150 for tax return and visa preparation.

(d) This amount for 2014 includes $70,536 for relocation allowance and $97,608 for relocation expenses.

(e) In connection with Mr. Farris' retirement, he entered into a retirement agreement effective January 20, 2015. In connection with Mr. Voytovich leaving the Company, he entered into a release and settlement agreement effective November 30, 2015. For additional information on these agreements, see Potential Payments upon Termination or Change in Control Arrangements below.

These amounts for 2015 include (i) for Mr. Farris – $1,658,574 for continued base salary, $2,625,000 for 50 percent of annual maximum cash incentive compensation, $1,400,000 for lump sum payment, $1,513,200 for continued vesting of equity awards in 2015, and $19,405 for continued health benefits; and (ii) for Mr. Voytovich – $1,933,333 for lump-sum payment and $728 for continued health benefits.

Grants of Plan Based Awards Table

The table below provides supplemental information relating to the Company's grants of restricted stock units during fiscal year 2015 to the Named Executive Officers. There were no stock options or stock appreciation rights granted during fiscal year 2015. Also included, in accordance with SEC rules on disclosure of executive compensation, is information relating to the estimated grant date fair value of the grants. Neither the values reflected in the table nor the assumptions utilized in arriving at the values should be considered indicative of future stock performance.

Name [a]	Grant Date [b]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units [#][4] [i]	All Other Option Awards: Number of Securities Underlying Options [#] [j]	Exercise or Base Price of Option Awards [$/Sh] [k]	Grant Date Fair Value of Stock and Option Awards [$][4] [l]
		Threshold [$] [c]	Target [$] [d]	Maximum [$] [e]	Threshold [#] [f]	Target [#][3] [g]	Maximum [#] [h]				
John J. Christmann IV		—	1,406,017[1]	2,812,033[1]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	0	80,268	120,402	—	—	—	5,194,945
	02/18/2015	—	—	—	—	—	—	50,000	—	—	3,287,500
	06/15/2015	—	—	—	—	—	—	61,702	—	—	3,576,865
Stephen J. Riney		—	578,437[1]	1,156,874[1]	—	—	—	—	—	—	—
		—	1,325,871[2]	1,988,807[2]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	—	—	—	—	—	—	—
	02/18/2015	—	—	—	—	—	—	45,000	—	—	2,958,750
	06/15/2015	—	—	—	—	—	—	22,355	—	—	1,295,919
P. Anthony Lannie		—	675,000[1]	1,350,000[1]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	0	21,140	31,710	—	—	—	1,368,181
	06/15/2015	—	—	—	—	—	—	23,215	—	—	1,345,774
W. Kregg Olson		—	625,000	1,250,000	—	—	—	—	—	—	—
	02/19/2015	—	—	—	0	19,574	29,361	—	—	—	1,266,829
	06/15/2015	—	—	—	—	—	—	21,496	—		1,246,123
James L. House		—	529,167[1]	1,058,333[1]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	0	13,049	19,574	—	—	—	844,531
	06/15/2015	—	—	—	—	—	—	16,552	—	—	959,519
Timothy J. Sullivan		—	464,584[1]	929,168[1]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	0	11,092	16,638	—	—	—	717,874
	06/15/2015	—	—	—	—	—	—	15,047	—	—	872,275
G. Steven Farris		—	137,139[1]	274,279[1]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	—	—	—	—	—	—	—
	06/15/2015	—	—	—	—	—	—	—	—	—	—
Thomas E. Voytovich		—	664,583[1]	1,329,166[1]	—	—	—	—	—	—	—
	02/19/2015	—	—	—	0	25,680	38,520	—	—	—	1,662,010
	06/15/2015	—	—	—	—	—	—	24,935			1,445,482

[1] Reflects estimated possible payouts under the Company's annual incentive compensation plan. The estimated amounts are calculated based on the applicable annual bonus target and base salary earnings for each NEO in effect for the 2015 measurement period. Beginning with the 2012 annual incentive bonus awards, a maximum payout not to exceed 200 percent of target was established. The Company's annual incentive compensation plan does not contain thresholds. Actual incentive bonus awards granted for 2015 are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[2] Because Mr. Riney's employment date occurred after the start of the performance period for the 2015 Performance Share program (discussed below), he was awarded a performance contingent cash plan in place of performance shares. The payout of this award will be based on the same metrics and targets used in the 2015 Performance Share program.

[3] For the grants made on February 19, 2015, the number of RSUs granted is shown as the target number, while the maximum number assumes a multiple of 1.50. The threshold level shown is zero.

On February 19, 2015, pursuant to the 2011 Omnibus Equity Compensation Plan, the Company established the 2015 Business Performance Program Specifications for corporate and regional executives and key employees who

(footnotes continued on following page)

are employed on or before December 31, 2014. These employees, including the executives named in the Summary Compensation Table, were granted the right to receive RSUs, the number of which will be determined based on the Company's achievement of three different measures of performance:

- Total shareholder return ("TSR") as compared to a peer group of 11 companies (weighted 50%) – discussed below.

- Cash flow from operations and reserves added per debt adjusted share (weighted 25% each) – evaluated annually during the performance period against respective performance targets determined at the beginning of each year, with performance measured as a percentage above or below target. The threshold payout is established with achievement ten percent below target, and the maximum payout is set at achievement ten percent above target.

At the conclusion of the three-year performance period, which began on January 1, 2015 and will end on December 31, 2017, a calculation of the Company's achievement of the performance measures will be made and the resulting percentage achievement will be applied to the target shares to derive the number of shares awarded. If achievement warrants, vesting will begin on January 1, 2018, with 50 percent of the adjusted number of RSUs vesting immediately and 50 percent vesting as of January 1, 2019. Employees must be employed during the entire performance period and on the date of vesting.

For the TSR performance measure, at the conclusion of the three-year performance period, the Company's performance will be directly ranked within the peer group. If the Company's TSR ranks from 1 to 9, this will result in the application of a single multiplier to 50% of the target number of RSUs as follows:

TSR Rank	1	2	3	4	5	6	7	8	9	10	11
Payout Multiple	1.50	1.50	1.50	1.30	1.20	1.10	0.90	0.80	0.70	0.00	0.00

However, if the Company ranks 10 or 11, there will be no achievement for this portion of the award. Also, the RSU grant will be capped at target payout (1.0) in the event absolute TSR for Apache is negative over the performance period, regardless of the percentage achieved.

TSR is determined by dividing (i) the sum of the cumulative amount of a company's dividends for the performance period (assuming same-day reinvestment into the company's common stock on the ex-dividend date) and the share price of the company at the end of the performance period minus the share price at the beginning of the performance period by (ii) the share price at the beginning of the performance period.

(4) This column reflects the number of RSUs granted under the terms of the 2011 Omnibus Equity Compensation Plan. The grant date fair value of these awards, calculated in accordance with FAS 123R, is based on a closing price of the Company's common stock on the date of grant. Except as discussed below, the RSUs are generally non-transferable and no dividends are paid on such units until vested. The RSUs granted to Mr. Christmann on February 18, 2015, vest ratably over four years; the RSUs granted to Mr. Riney on February 18, 2015, vest ratably over five years; and the RSUs granted on February 19, 2015 and June 15, 2015, vest ratably over three years.

The 2011 Omnibus Equity Compensation Plan is administered by the MD&C Committee of the Company's Board of Directors. RSUs granted under the 2011 Omnibus Equity Compensation Plan are subject to appropriate adjustment in the event of reorganization, stock split, stock dividend, combination of shares, merger, consolidation, or other recapitalization of the Company. Upon both a change of control of the Company and termination of employment, all outstanding RSUs become automatically vested as of the date of such change of control. A change of control occurs when a person, partnership, or corporation acting in concert, or any or all of them, acquires more than 20 percent of the Company's outstanding voting securities. A change of control shall not occur if, prior to the acquisition of more than 20 percent of the Company's voting securities, such persons, partnerships, or corporations are solicited to do so by the Company's Board of Directors.

Outstanding Equity Awards at Fiscal Year-End Table

The table below provides supplemental information relating to the stock-based awards held by the NEOs as of December 31, 2015:

Name [a]	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable [#] [b]	Number of Securities Underlying Unexercised Options Unexercisable [#] [c]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options [#] [d]	Option Exercise Price [$] [e]	Option Expiration Date [f]	Number of Shares or Units of Stock That Have Not Vested [#] [g]	Market Value of Shares or Units of Stock That Have Not Vested[1] [$] [h]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [#] [i]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] [$] [j]
John J. Christmann IV	3,500	—	—	71.88	05/03/2016	6,000[8]	266,820	12,996[3]	577,932[3]
	3,900	—	—	74.10	05/02/2017	1,105[2]	49,139	2,897[5]	128,830[5]
	2,417	—	—	135.83	05/07/2018	4,390[4]	195,223	9,794[9]	435,539[9]
	3,200	—	—	82.55	05/06/2019	16,800[7]	747,096	80,268[10]	3,569,518[10]
	5,357	—	—	99.30	05/05/2020	14,528[6]	646,060		
	5,230	—	—	126.61	05/04/2021	50,000[11]	2,223,500		
	8,778	2,926[2]	—	82.63	05/22/2022	61,702[12]	2,743,888		
	13,057	13,057[4]	—	80.89	05/16/2023				
Stephen J. Riney	—	—	—	—	—	22,355[12]	994,127		
	—	—	—	—	—	45,000[13]	2,001,150		
P. Anthony Lannie	2,500	—	—	74.10	05/02/2017	1,724[2]	76,666	10,301[3]	458,085[3]
	6,417	—	—	135.83	05/07/2018	5,734[4]	254,991	4,162[5]	185,084[5]
	5,600	—	—	82.55	05/06/2019	11,517[6]	512,161	7,764[9]	345,265[9]
	10,463	—	—	99.30	05/05/2020	23,215[12]	1,032,371	21,140[10]	940,096[10]
	8,836	—	—	126.61	05/04/2021				
	13,693	4,565[2]	—	82.63	05/22/2022				
	17,055	17,055[4]	—	80.89	05/16/2023				
W. Kregg Olson	3,200	—	—	71.88	05/03/2016	1,580[2]	70,263	9,509[3]	422,865[3]
	3,700	—	—	74.10	05/02/2017	5,292[4]	235,335	3,842[5]	170,854[5]
	3,750	—	—	135.83	05/07/2018	10,631[6]	472,761	7,167[9]	318,716[9]
	4,400	—	—	82.55	05/06/2019	21,496[12]	955,927	19,574[10]	870,456[10]
	9,416	—	—	99.30	05/05/2020				
	7,952	—	—	126.61	05/04/2021				
	12,552	4,184[2]	—	82.63	05/22/2022				
	15,743	15,743[4]	—	80.89	05/16/2023				
James L. House	2,167	—	—	135.83	05/07/2018	3,000[8]	133,410	7,169[3]	318,805[3]
	5,189	—	—	99.30	05/05/2020	1,105[2]	49,139	2,897[5]	128,830[5]
	5,089	—	—	126.61	05/04/2021	3,990[4]	177,435	5,403[9]	240,271[9]
	8,778	2,926[2]	—	82.63	05/22/2022	8,016[6]	356,472	13,049[10]	580,289[10]
	11,870	11,870[4]	—	80.89	05/16/2023	16,552[12]	736,067		
Timothy J. Sullivan	3,200	—	—	74.10	05/02/2017	246[2]	10,940	4,323[3]	192,244[3]
	1,370	—	—	82.55	05/06/2019	3,000[14]	133,410	1,690[5]	75,154[5]
	2,089	—	—	99.30	05/05/2020	3,192[4]	141,948	5,736[9]	255,080[9]
	1,851	—	—	126.61	05/04/2021	6,412[6]	285,142	11,092[10]	493,261[10]
	1,950	651[2]	—	82.63	05/22/2022	15,047[12]	669,140		
	9,496	9,496[4]	—	80.89	05/16/2023				
G. Steven Farris	28,150	—	—	71.88	05/03/2016	10,826[2]	481,432	42,267[3]	1,879,613[3]
	31,050	—	—	74.10	05/02/2017	12,317[4]	547,737		
	10,900	—	—	82.55	05/06/2019	23,625[6]	1,050,604		
	102,539	—	—	99.30	05/05/2020				
	61,852	—	—	126.61	05/04/2021				
	86,025	28,675[2]	—	82.63	05/22/2022				
	42,746	42,747[4]	—	80.89	05/16/2023				

(table continued on following page)

Name [a]	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable [#] [b]	Number of Securities Underlying Unexercised Options Unexercisable [#] [c]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options [#] [d]	Option Exercise Price [$] [e]	Option Expiration Date [f]	Number of Shares or Units of Stock That Have Not Vested [#] [g]	Market Value of Shares or Units of Stock That Have Not Vested[1] [$] [h]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [#] [i]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] [$] [j]
Thomas E. Voytovich	2,900	—	—	71.88	05/03/2016	6,000[8]	266,820	12,996[3]	577,932[3]
	3,000	—	—	74.10	05/02/2017	637[2]	28,327		
	2,167	—	—	135.83	05/07/2018	1,610[16]	71,597		
	3,500	—	—	82.55	05/06/2019	16,800[7]	747,096		
	5,440	—	—	99.30	05/05/2020	2,659[15]	118,246		
	6,008	—	—	126.61	05/04/2021	3,814[12]	169,609		
	9,655	1,688[2]	—	82.63	05/22/2022				
	17,711	4,790[16]	—	80.89	05/16/2023				

[1] Based on the per share closing price of the Company's common stock of $44.47 on December 31, 2015.

[2] Vests on 05/22/2016.

[3] Final amount based on the Company's business performance results from 01/01/2014 – 12/31/2014; vests ratably on 12/31/2016 and 12/31/2017.

[4] Vests ratably on 05/16/2016 and 05/16/2017.

[5] Final amount based on the Company's total shareholder return from 01/01/2013 – 12/31/2015, of which 50% vested as of 12/31/2015 and the balance vests ratably on 12/31/2016 and 12/31/2017.

[6] Vests ratably on 05/13/2016, 05/13/2017, and 05/13/2018.

[7] Vests ratably on 11/11/2016, 11/11/2017, and 11/11/2018.

[8] Vests ratably on 05/22/2016 and 05/22/2017.

[9] Amount that vests will be based on the Company's total shareholder return from 01/01/2014 – 12/31/2016; no payout value unless vesting occurs. Through 12/31/2015, the Company's total shareholder return rank equals 8 out of 12 for a 0.60 multiple under the 2014 Performance Program.

[10] Amount that vests will be based on the Company's total shareholder return and business performance from 01/01/2015 – 12/31/2017; no payout unless vesting occurs. Through 12/31/2015, the Company's total shareholder return ranks 8 out of 12 for a 0.80 multiple and for the performance measures 105% of target under the 2015 Performance Program.

[11] Vests ratably on 03/01/2016, 02/18/2017, 02/18/2018, and 02/18/2019.

[12] Vests ratably on 07/01/2016, 06/15/2017, and 06/15/2018.

[13] Vests ratably on 03/01/2016, 02/18/2017, 02/18/2018, 02/18/2019, and 02/18/2020.

[14] Vests ratably on 02/05/2016, 02/05/2017, and 02/05/2018.

[15] Vests on 05/13/2016.

[16] Vests on 05/16/2016.

Option Exercises and Stock Vested Table

The table below provides supplemental information relating to the value realized upon the exercise of stock options and upon the vesting of restricted stock units and conditional grants during fiscal year 2015 for each NEO:

Name [a]	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise [#] [b]	Value Realized on Exercise [$] [c]	Number of Shares Acquired on Vesting [#][1] [d]	Value Realized on Vesting [$][1] [e]
John J. Christmann IV	1,000	14,670	20,166	1,122,572
Stephen J. Riney	—	—	—	—
P. Anthony Lannie	—	—	13,484	761,895
W. Kregg Olson	3,600	43,075	12,415	701,181
James L. House	—	—	10,682[2]	610,750[2]
Timothy J. Sullivan	—	—	6,855[3]	398,711[3]
G. Steven Farris	31,750	309,245	31,123	1,513,200
Thomas E. Voytovich	3,200	44,728	18,243	1,055,801

[1] Reflects restricted stock units vested under the terms of the 2007 Omnibus Equity Compensation Plan and the 2011 Omnibus Equity Compensation Plan.

[2] For Mr. House, includes compensation of $56,277 that was deferred under the terms of Apache's Deferred Delivery Plan related to the vesting of 900 restricted stock units.

[3] For Mr. Sullivan, includes compensation of $68,370 that was deferred under the terms of Apache's Deferred Delivery Plan related to the vesting of 1,000 restricted stock units.

Non-Qualified Deferred Compensation Table

The table below provides supplemental information relating to compensation deferred during fiscal year 2015 under the terms of the Non-Qualified Retirement/Savings Plan and/or the Deferred Delivery Plan by the NEOs:

Name [a]		Executive Contributions in Last FY [$] [b]	Registrant Contributions in Last FY [$] [c]	Aggregate Earnings in Last FY [$] [d]	Aggregate Withdrawals/ Distributions [$] [e]	Aggregate Balance at Last FYE [$] [f]
John J. Christmann IV	[1]	208,417	205,017	(114,141) [3] [4]	0	1,272,552
	[2]	0	0	455 [4]	57,191	0
Stephen J. Riney	[1]	22,275	45,981	(45) [3] [4]	0	47,305
	[2]	0	0	0	0	0
P. Anthony Lannie	[1]	76,000	140,000	(179,488) [3] [4]	0	907,067
	[2]	0	0	0	0	0
W. Kregg Olson	[1]	329,750	119,000	(90,732) [3] [4]	0	2,847,971
	[2]	0	0	15,616 [4]	0	703,059
James L. House	[1]	48,233	91,408	(106,049) [3] [4]	0	309,821
	[2]	56,277	0	2,282 [4]	0	122,889
Timothy J. Sullivan	[1]	204,317	74,317	(7,048) [3] [4]	0	1,371,656
	[2]	68,370	0	3,055 [4]	0	148,767
G. Steven Farris	[1]	0	0	(733,768) [3] [4]	7,480,071	0
	[2]	0	0	0	0	0
Thomas E. Voytovich	[1]	122,917	81,967	3,670 [3] [4]	0	1,483,824
	[2]	0	0	0	0	0

[1] Non-Qualified Retirement/Savings Plan – see discussion under "All Other Compensation" above. The amounts in column (c) are included in the Summary Compensation Table under All Other Compensation.

[2] Deferred Delivery Plan – see discussion under "All Other Compensation" above and footnote (2) to the table under "Equity Compensation Plan Information" above.

[3] Includes unrealized gains (losses) in the Non-Qualified Retirement/Savings Plan as follows: Mr. Christmann – ($167,751); Mr. Riney – ($1,228); Mr. Lannie – ($219,288); Mr. Olson – ($189,179); Mr. House – ($111,808); Mr. Sullivan – ($28,241); Mr. Farris – $1,018,059; and Mr. Voytovich – ($68,896).

[4] Earnings not included in column (h) of the Summary Compensation Table as they are not above-market or preferential earnings.

Potential Payments Upon Termination or Change in Control

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to Named Executive Officers of the Company in the event of a termination of employment or a change in control of the Company. The amount of compensation payable to each Named Executive Officer in each situation is listed in the following table for fiscal year 2015, assuming termination had occurred on December 31, 2015. All equity awards have been valued as of December 31, 2015.

Name	Retirement or Voluntary Termination [6] [$]	For Cause Termination [$]	Termination without Cause [7] [$]	Change in Control Termination [8] [$]	Death [$]
John J. Christmann IV					
Cash Benefits	0	0	3,569,119	8,221,954	0
Benefits Continuation					
Health	0	0	19,867	38,810	0
Life	0	0	0	106,332	0
Unvested & Accelerated					
Restricted Stock Units [1]	0	0	3,432,306	11,583,546	9,284,447
Stock Options	0	0	0	0	0
TOTAL	**0**	**0**	**7,021,292**	**19,950,642**	**9,284,447**
Stephen J. Riney					
Cash Benefits	0	0	1,590,702	2,656,874	0
Benefits Continuation					
Health	0	0	1,248	2,439	0
Life	0	0	0	16,802	0
Unvested & Accelerated					
Restricted Stock Units [2]	0	0	2,861,938	5,725,277	4,124,357
Stock Options	0	0	0	0	0
TOTAL	**0**	**0**	**4,453,888**	**8,401,392**	**4,124,357**
P. Anthony Lannie					
Cash Benefits	0	0	1,856,250	2,750,000	0
Benefits Continuation					
Health	0	0	13,434	26,249	0
Life	0	0	0	96	0
Unvested & Accelerated					
Restricted Stock Units	0	0	1,376,304	3,804,720	3,804,720
Stock Options	0	0	0	0	0
TOTAL	**0**	**0**	**3,245,988**	**6,581,065**	**3,804,720**
W. Kregg Olson					
Cash Benefits	0	0	1,718,750	2,450,000	0
Benefits Continuation					
Health	0	0	11,526	22,510	0
Life	0	0	0	96	0
Unvested & Accelerated					
Restricted Stock Units	0	0	1,271,322	3,517,177	3,517,177
Stock Options	0	0	0	0	0
TOTAL	**0**	**0**	**3,001,598**	**5,989,783**	**3,517,177**

[table continued on following page]

Name	Retirement or Voluntary Termination [6] [$]	For Cause Termination [$]	Termination without Cause [7] [$]	Change in Control Termination [8] [$]	Death [$]
James L. House					
Cash Benefits	0	0	1,322,917	2,158,333	0
Benefits Continuation					
Health	0	0	19,856	38,799	0
Life	0	0	0	96	0
Unvested & Accelerated					
Restricted Stock Units [3]	0	0	1,073,421	2,720,719	2,654,014
Stock Options	0	0	0	0	0
TOTAL	**0**	**0**	**2,416,194**	**4,917,947**	**2,654,014**
Timothy J. Sullivan					
Cash Benefits	0	0	1,161,460	2,029,168	0
Benefits Continuation					
Health	0	0	13,441	26,256	0
Life	0	0	0	13,846	0
Unvested & Accelerated					
Restricted Stock Units	0	0	532,841	2,256,319	2,256,319
Stock Options	0	0	0	0	0
TOTAL	**0**	**0**	**1,707,742**	**4,325,589**	**2,256,319**
G. Steven Farris					
Cash Benefits [4]	14,525,000	0	0	0	0
Benefits Continuation					
Health	59,981	0	0	0	0
Life	0	0	0	0	0
Unvested & Accelerated					
Restricted Stock Units	11,664,964	0	0	0	0
Stock Options	0	0	0	0	0
TOTAL	**26,249,945**	**0**	**0**	**0**	**0**
Thomas E. Voytovich					
Cash Benefits [5]	1,933,333	0	0	0	0
Benefits Continuation					
Health	9,491	0	0	0	0
Life	0	0	0	0	0
Unvested & Accelerated					
Restricted Stock Units	2,525,836	0	0	0	0
Stock Options	0	0	0	0	0
TOTAL	**4,468,660**	**0**	**0**	**0**	**0**

[1] On February 18, 2015, Mr. Christmann was granted a promotional award of 50,000 restricted stock units. The restricted stock units vested 12,500 on March 1, 2016, and the remaining 37,500 will vest ratably on February 18, 2017, February 18, 2018, and February 18, 2019. Upon vesting, Apache will issue one share of common stock for each restricted stock unit, and 7,500 out of each 12,500 shares will not be eligible for sale by Mr. Christmann until such time as he retires or terminates employment with the Company. On November 11, 2013, Mr. Christmann was granted 28,000 restricted stock units. The restricted stock units vested 5,600 on December 1, 2014, 5,600 on November 11, 2015, and the remaining 16,800 will vest ratably on November 11, 2016, November 11, 2017, and November 11, 2018. Upon vesting, Apache will issue one share of common stock for each restricted stock unit, and 3,360 out of each 5,600

[footnotes continued on following page]

shares will not be eligible for sale by Mr. Christmann until such time as he retires or terminates employment with the Company. On May 22, 2012, Mr. Christmann was granted 15,000 restricted stock units. The restricted stock units vested 3,000 on July 1, 2013, 3,000 on May 22, 2014, 3,000 on May 22, 2015, and the remaining 6,000 will vest ratably on May 22, 2016, and May 22, 2017. Upon vesting, Apache will issue one share of common stock for each restricted stock unit, and 1,800 out of each 3,000 shares will not be eligible for sale by Mr. Christmann until such time as he retires or terminates employment with the Company. If Mr. Christmann is terminated by the Company without cause and not by reason of becoming disabled or if he terminates employment for good reason, then all restricted stock units shall vest and the above restrictions shall lapse.

[2] On February 18, 2015, Mr. Riney was granted 45,000 restricted stock units. The restricted stock units vested 9,000 on March 1, 2016, and the remaining 36,000 will vest ratably on February 18, 2017, February 18, 2018, February 18, 2019, and February 18, 2020. Upon vesting, Apache will issue one share of common stock for each restricted stock unit, and 5,400 out of each 9,000 shares will not be eligible for sale by Mr. Riney until such time as he retires or terminates employment with the Company. If Mr. Riney is terminated by the Company without cause and not by reason of becoming disabled or if he terminates employment for good reason, then all restricted stock units shall vest and the above restrictions shall lapse.

[3] On May 22, 2012, Mr. House was granted 7,500 restricted stock units. The restricted stock units vested 1,500 on July 1, 2013, 1,500 on May 22, 2014, 1,500 on May 22, 2015, and the remaining 3,000 will vest ratably on May 22, 2016 and May 22, 2017. Upon vesting, Apache will issue one share of common stock for each restricted stock unit, and 900 out of each 1,500 shares will not be eligible for sale by Mr. House until such time as he retires or terminates employment with the Company. If Mr. House is terminated by the Company without cause and not by reason of becoming disabled or if he terminates employment for good reason, then all restricted stock units shall vest and the above restrictions shall lapse.

[4] In connection with his retirement effective January 20, 2015, the Company and Mr. Farris entered into an executive retirement agreement (the "Retirement Agreement"), pursuant to which his employment agreement was terminated. Pursuant to the terms of the Retirement Agreement, Mr. Farris will receive or has received: [i] continued payment of his then-current annual base salary of $1,750,000 for thirty-six months following the Retirement Date; [ii] payments of $2,625,000 on each of the date that is the tenth day of the seventh month following the Retirement Date, March 1, 2016, and March 1, 2017, which amount is equal to fifty percent of his annual maximum cash incentive bonus under the Company's incentive compensation plan, calculated on his base compensation as it existed 60 days prior to termination; [iii] a lump sum payment of $1,400,000 paid within 30 days after the Retirement Date; [iv] continued vesting of all outstanding RSUs and stock options according to their original schedules and with full original 10-year option exercise terms; [v] potential cash payments following fiscal years 2015—2017 that equal the fair market value of shares under the Company's Total Shareholder Return program if those shares would have vested after the applicable performance period under that program had he remained employed at the Company, in lieu of any issuance of any such shares; [vi] the number of RSUs that will be paid out under the 2014 Business Performance Share program in two equal installments on December 31, 2016 and December 31, 2017; and [vii] for 36 months following the Retirement Date, continued individual and group health benefits with terms consistent with those for active employees. The value of outstanding equity shown above is based on the closing stock price on the date of termination. For performance awards where the performance period has been completed and actual shares achieved are known, but not yet vested, the shares achieved have been valued using the closing price on the date of termination.

Pursuant to the Retirement Agreement, Mr. Farris has also agreed to provide advisory and consulting services as reasonably requested by Apache's chief executive officer or the Board during the 36-month period beginning on the Retirement Date. Under the terms of the Retirement Agreement, Mr. Farris generally is subject to certain non-competition, non-solicitation, confidentiality, non-disparagement, and non-disclosure restrictions. Mr. Farris also agreed to release the Company from liability stemming from the time he served as an employee of the Company for various claims, including, but not limited to, any local, state or federal law, regulation or ordinance; any public policy, contract, tort, or common law claim; and any and all claims Mr. Farris may have arising as the result of any alleged breach of any express or implied employment contract. The Retirement Agreement provides that Mr. Farris will be entitled to indemnification against all losses and expenses related to claims arising out of his service as an employee of the Company to the extent permitted by the Company's bylaws or insurance contracts.

[5] In connection with his separation, Mr. Voytovich resigned as executive vice president, international and exploration and production technology, effective November 30, 2015. The Company and Mr. Voytovich entered into a release and settlement agreement (the "Settlement Agreement") effective as of the same day. Pursuant to the terms of the Settlement Agreement, Mr. Voytovich will receive or has received the following payments, which are consistent with Apache's previously disclosed executive termination policy: [i] severance pay of $1,933,333; [ii] in accordance with the

terms of the applicable grant agreement, accelerated vesting of 22,800 outstanding restricted stock units; (iii) prorata vesting of all other outstanding restricted stock units and stock options according to their original schedules, with original 10-year terms for all outstanding stock options; and (iv) twelve months COBRA subsidy at active rates. The value of outstanding equity shown above is based on the closing stock price on the date of termination.

[6]   Effective for prospective awards beginning in January 2014, employees 65 years of age with at least 15 years of recognized continuous service with the Company are eligible to receive continued vesting of their equity awards upon retirement. The employee must provide the Company with a minimum written notification three months in advance of the retirement date. A non-compete and non-disparagement agreement must also be executed by the retiring employee in order to qualify for continued vesting of equity post-retirement. None of the current NEOs meet the age and service requirements to qualify for continued vesting of awards beyond retirement.

[7]   Reflects amounts in accordance with the Executive Termination Policy effective on February 18, 2015.

[8]   In addition to the foregoing, the Company has established an income continuance plan. The plan provides that all officers of the Company, including the Named Executive Officers, and all employees who have either reached the age of 40, served the Company for more than ten years, or have been designated for participation based upon special skills or experience, will receive monthly payments approximating their monthly income and continued health and life benefits from the Company for up to two years, if their employment is terminated as a result of a "change in control" of the Company (as defined in the plan). In this event, continued health benefit premiums would be paid so that the after-tax income would equal what it would have if the amount of the coverage were withheld on a pre-tax basis.

Payments Made Upon Death or Disability

In addition to the benefits listed in the preceding table, payments will also be made under the Company's life insurance plan in the event of death for the officers listed above. In the event of disability, these executive officers would benefit under the Company's disability insurance plan.

Compensation Committee Interlocks and Insider Participation

During all or part of 2015, William C. Montgomery, Annell R. Bay, Charles J. Pitman, Daniel W. Rabun, A.D. Frazier, Jr., George D. Lawrence, and John E. Lowe served on the MD&C Committee of the Company's Board of Directors.

No executive officer of the Company serves, or in the past year has served, as (i) a member of the compensation (or similar) committee or on the board of directors of another entity, one of whose executive officers served on the Company's MD&C Committee or as a member of the Company's Board of Directors. During fiscal year 2015, no member of the MD&C Committee (i) was an officer or employee of the Company, (ii) was formerly an officer of the Company, or (iii) had any business relationship or conducted any business with the Company other than as an independent director of the Company. The Board evaluated each member's independence under the independence standards promulgated by NYSE and NASDAQ for compensation committees and determined that each member was independent for purposes of serving on the Company's MD&C Committee.

Certain Business Relationships and Transactions

Rodney J. Eichler ("Mr. Eichler") served as Apache's executive vice president and executive advisor to the chief executive officer, until his retirement effective July 1, 2015. Eric J. Eichler ("Eric Eichler"), an employee of the Company, is the son of Mr. Eichler. Eric Eichler is employed as a senior reservoir engineer for Apache Canada, a position he has held since July 2014, having joined the Company in August 2008. His compensation package is comparable to the employment benefits that are standard for all Apache employees in comparable positions. In 2015, Eric Eichler earned total compensation of $547,166 from the Company, including base salary, annual cash incentive bonus, foreign assignment allowances, company contributions to retirement plans, and the value of vested restricted stock units. Mr. Eichler did not evaluate Eric Eichler and did not influence the amount of his compensation.

Magdalene (Maggie) L. Albrecht ("Ms. Albrecht"), an employee of the Company since April 2014, is Eric Eichler's spouse and Mr. Eichler's daughter-in-law. Ms. Albrecht is employed part time as a reservoir engineer for Apache Canada. In 2015, Ms. Albrecht earned total compensation of $178,866 from the Company, including base salary, annual cash incentive bonus, foreign assignment allowances, company contributions to retirement plans, and the value of vested restricted stock units. Mr. Eichler did not evaluate Ms. Albrecht and did not influence the amount of her compensation.

Jennifer M. Smith, the spouse of independent director Peter A. Ragauss, was and is no longer a partner at the international law firm of Baker Botts L.L.P. until June 2015. Baker Botts was retained by the Company to provide legal counsel on various matters in 2015, although Ms. Smith did not personally provide legal services to the Company. During 2015, the Company paid Baker Botts approximately $524,849 for legal services provided to the Company.

The Company's Board of Directors has adopted a Code of Business Conduct, which was revised in January 2015. The Code of Business Conduct prohibits conflicts of interest between any director, officer, or employee and the Company. The Code of Business Conduct requires directors, officers, and employees to inform the Company of any transaction that involves related parties and that may give rise to a conflict of interest. Pursuant to its charter, the CG&N Committee reviews related party transactions on an ongoing basis to prevent conflicts of interest. The CG&N Committee reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person's immediate family. Transactions are presented to the CG&N Committee for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If the CG&N Committee finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. The CG&N Committee approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company. The determination of the CG&N Committee is documented in the Committee's minutes. The Board of Directors reviews transactions to determine whether a transaction impairs the independence of a director and such determination is documented in the Board's minutes. The Code of Business Conduct and the CG&N Committee charter are available on the Company's website (www.apachecorp.com).

**RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
(PROPSAL NO. 5)**

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm (the "independent auditors"), to audit the Company's financial statements for fiscal year 2016. Ernst & Young LLP served as the Company's independent auditors for fiscal year 2015 and reported on the Company's consolidated financial statements for that year, as well as the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP has served as the Company's independent auditors since 2002.

Representatives of Ernst & Young LLP will be present at the annual meeting and will have an opportunity to make a statement, if they desire to do so, and to respond to appropriate questions regarding Apache's business.

Although shareholder ratification is not required, the appointment of Ernst & Young LLP as the company's independent auditors for fiscal year 2016 is being submitted for ratification at the annual meeting because the Board believes doing so is a good corporate governance practice. Furthermore, the Audit Committee will take shareholders' opinions regarding the appointment of Ernst & Young LLP into consideration in future deliberations. If Ernst & Young LLP's appointment is not ratified at the annual meeting, the Audit Committee will consider the engagement of other independent accountants. The Audit Committee may terminate Ernst & Young LLP's engagement as the Company's independent auditors without the approval of the Company's shareholders whenever the Audit Committee deems appropriate.

The fees paid to Ernst & Young LLP for 2015 and 2014 were as follows:

Description	2015 ($)	2014 ($)
	[amounts in thousands]	
Audit Fees[1]	7,672	6,516
Audit-Related Fees[2]	1,655	1,729
Tax Fees[3]	911	814
All Other Fees[4]	18	46

[1] Audit Fees are primarily for the annual audit of the Company's consolidated financial statements included in the Form 10-K, including the audit of the effectiveness of the Company's internal controls over financial reporting, the reviews of the Company's financial statements included in the Forms 10-Qs, statutory audits, and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements.
[2] Audit-Related Fees include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. Audit-related services include consultations related to accounting, financial reporting or disclosure matters not classified as "audit services," financial audits of employee benefit plans, and agreed upon or expanded audit procedures.
[3] Tax Fees include fees billed for tax planning and compliance, tax-related and structuring-related consultation, and tax services related to potential acquisitions/dispositions.
[4] All Other Fees include fees billed for non-financial greenhouse gas emissions audits.

All audit, audit-related, tax, and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with that firm's independence in the conduct of its auditing functions. The Audit Committee has taken into consideration whether the provision of non-audit services by Ernst & Young LLP is compatible with maintaining auditor independence.

None of the services described above were approved pursuant to the *de minimis* exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X promulgated by the SEC.

Approval of Independent Auditor Services and Fees

To ensure the independence of our independent auditors and to comply with the applicable securities laws, the listing standards of the New York Stock Exchange and the NASDAQ Stock Market, and the Audit Committee charter, the Audit Committee is responsible for reviewing, deliberating, and, if appropriate, pre-approving all audit, audit-related, and non-audit services to be performed by the independent auditors. For that purpose, the Audit Committee has established a policy and related procedures regarding the pre-approval of all audit, audit-related, and non-audit services to be performed by the Company's independent auditors (the "Pre-Approval Policy").

The Pre-Approval Policy provides that the Company's independent auditors may not perform any audit, audit-related, or non-audit service for Apache, subject to those exceptions that may be permitted by applicable law, unless: (i) the service has been pre-approved by the Audit Committee or (ii) Apache engaged the independent auditors to perform the service pursuant to the pre-approval provisions of the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit Committee from pre-approving certain non-audit services that are prohibited from being performed by the Company's independent auditors by applicable securities laws.

Pursuant to the Pre-Approval Policy, the Audit Committee has pre-approved certain categories of services to be performed by the independent auditors and a maximum amount of fees for each category. The Audit Committee annually reassesses these service categories and the associated fees. Individual projects within the approved service categories have been pre-approved only to the extent that the fees for each individual project do not exceed a specified dollar limit, which amount is reassessed annually. The Committee also considers on a case-by-case basis specific engagements that are not otherwise pre-approved or that exceed pre-approved fee amounts.

At least annually, the Audit Committee designates a member of the Audit Committee to whom it delegates its pre-approval responsibilities. That member has the authority to approve interim requests to pre-approve any audit, audit-related, or non-audit service, provided that the member informs the Audit Committee of his or her decision at the Audit Committee's next regular meeting.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2016.**

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS (PROPOSAL NO. 6)

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and Section 14 of the Exchange Act of 1934, as amended, the Company is asking its shareholders to cast an advisory vote to approve the fiscal year 2015 compensation of our named executive officers (our "NEOs") as disclosed in this proxy statement. This Proposal, commonly known as "say-on-pay," gives our shareholders the opportunity to express their views on the design and effectiveness of our executive compensation programs.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, motivate, and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased shareholder value. Please read the "Compensation Discussion and Analysis," and the compensation tables that follow, included in this proxy statement, for additional details about our executive compensation programs, including information about the fiscal year 2015 compensation of our NEOs.

We are asking our shareholders to indicate their support for the compensation of our NEOs as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this proxy statement. Accordingly, we ask our shareholders to vote **FOR** the following resolution:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the narrative discussion, is approved.

The say-on-pay vote is advisory and, therefore, not binding on the Company, the MD&C Committee, or our Board of Directors. Our Board of Directors and our MD&C Committee value the opinions of our shareholders, and to the extent there is a significant vote against the NEO compensation, as disclosed in this proxy statement, we will consider our shareholders' concerns and will evaluate what, if any, further actions are necessary to address those concerns. We hold such advisory votes on executive compensation each year and will hold another advisory vote at our 2017 annual meeting of shareholders.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.**

The Board of Directors recommends that the shareholders of the Company vote **FOR** the proposal to approve the 2016 Omnibus Compensation Plan (the "2016 Plan").

The 2016 Plan was adopted by the Board of Directors of the Company on February 3, 2016, to be effective as of May 12, 2016, subject to approval by shareholders at the next annual meeting as required by the listing standards of the NYSE and the NASDAQ. The 2016 Plan is conditioned on, and shall be of no force or effect until it is, approved by the shareholders of the Company.

Vote Required

The affirmative vote of the holders of a majority of the shares of the Company's common stock entitled to vote and voted, in person or by proxy, at the annual meeting is required to approve the 2016 Plan.

Overview

As described below and elsewhere in this Proxy Statement, the Company's compensation philosophy includes as a key component of total compensation equity awards for executive officers and all employees. The 2016 Plan will be used to implement the Company's compensation policy for all employees.

The Management Development and Compensation Committee (the "Committee") of the Board of Directors and the full Board of Directors recommend approval of the 2016 Plan. A summary description of the material features of the 2016 Plan is set forth below. The 2016 Plan document has been filed with the Securities and Exchange Commission as Appendix A to this Proxy Statement and is incorporated by reference into the following description.

Existing 2011 Omnibus Compensation Plan

Apache currently sponsors the 2011 Omnibus Equity Compensation Plan, as amended and restated effective December 15, 2015 (the "2011 Plan"). As of February 29, 2016, 6,181,543 shares of common stock (or stock equivalents) remain available for new grants under the 2011 Plan.

If the 2016 Plan is approved, no additional grants of awards will be made under the 2011 Plan. Immediately upon approval of the 2016 Plan by the Company's shareholders, any shares remaining available for grant under the 2011 Plan will cease to be available for grant under the 2011 Plan. The 2011 Plan will continue in existence solely for the purpose of governing still outstanding grants made prior to shareholder approval of the 2016 Plan. If and to the extent that the shares subject to any awards outstanding under the 2011 Plan cease for any reason to be subject to such awards, other than as a result of the exercise or settlement of such awards or the related tax withholding obligations, such shares become available for award under the 2016 Plan.

With the approval of the 2016 Plan, Apache will be able to continue to use an array of equity compensation alternatives, as well as cash compensation awards, in structuring compensation arrangements for all our employees and directors. The 2016 Plan will allow the Company to continue making grants, through which eligible persons may acquire and maintain stock ownership in Apache. While the Board of Directors is cognizant of the potential dilutive effect of compensatory stock awards and the expense reflected on Apache's statement of operations, it is committed for prudent issuance of these awards, and recognizes the significant motivational and performance benefits that are achieved from making such awards.

Current Awards Outstanding

The Company made its annual award grant to employees in January and February 2016. A summary of shares outstanding under our 2011 Plan and prior plans that includes this information is provided below as of February 29, 2016:

Stock options outstanding	5,726,099
Weighted average exercise price	$83.93
Weighted average remaining contractual life	5.16 years
Restricted Share units outstanding	8,355,544
Shares Remaining for Grant under the 2011 Plan	6,181,543*
Common Stock Outstanding	378,512,719

* An additional 576,078 remain available for issuance under Apache's Non-Employee Directors' Compensation Plan and Deferred Delivery Plan.

Description of the Proposed Plan

The following description of the 2016 Plan is a summary of the material features of the 2016 Plan as proposed. This summary does not purport to be a complete description of all the provisions of the 2016 Plan and is qualified in all respects by the copy of the 2016 Plan included as Appendix A to this Proxy Statement.

The purpose of the 2016 Plan is to enhance the profitable growth of Apache and its subsidiaries by attracting, motivating and retaining employees and directors, through affording such individuals a means to acquire and maintain stock ownership or awards, the value of which is tied to the performance of the Company's common stock, and to receive cash compensation which is linked to their individual performance and/or the Company's performance. The 2016 Plan is intended to create a direct employee-interest in the future success of the Company's operations and encourage participants to remain in the long-term service of the Company. The 2016 Plan also provides additional incentives and reward opportunities designed to strengthen such individuals' concern for the welfare of Apache and our shareholders and their desire to remain in its employ.

The 2016 Plan achieves this purpose by authorizing grants of [i] incentive stock options ("Incentive Options"), [ii] options that do not constitute incentive stock options ("Non-Statutory Options," and together with Incentive Options, "Options"), [iii] restricted stock awards ("Restricted Stock Awards"), [iv] restricted stock units ("Restricted Stock Units"), [v] stock appreciation rights ("SARs"), [vi] performance awards, [vii] cash compensation awards ("Cash Awards"), or [viii] any combination of such awards (collectively referred to as "Awards"). For additional information, please see "Securities to be Offered" below.

The 2016 Plan, in part, is intended to qualify under the provisions of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The 2016 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration of the Proposed Plan

The Company's Board of Directors has appointed the Committee to administer the 2016 Plan pursuant to its terms and all applicable state, federal, or other rules or laws. Unless otherwise limited by the 2016 Plan, Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any provisions of the Code, the Committee has broad discretion to administer the 2016 Plan, interpret its provisions, and adopt policies for implementing the 2016 Plan. Subject to the foregoing limitations, this discretion includes the power to determine when and to whom Awards will be granted, determine the amount of such Awards (measured in cash, shares of common stock, or as otherwise designated), prescribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), delegate duties under the 2016 Plan, terminate, modify, or amend the 2016 Plan, and execute all other responsibilities permitted or required under the 2016 Plan.

The Committee will only have the power to accelerate an Award in the event of the death or disability of a Participant or upon the occurrence of a Change of Control (as defined in the 2016 Plan). The Committee may appoint an administrative agent to whom it may delegate such powers as it deems appropriate except that the Committee shall determine any dispute with respect to the 2016 Plan or any Award granted thereunder.

The Committee has delegated authority under the 2016 Plan to the chief executive officer of the Company to grant Awards to employees of the Company who are not the Company's executive officers for purposes of Section 16 of the Exchange Act and who are below the level of regional vice president or vice president; provided, that such Awards may only be granted in accordance with specific guidelines to be established by the Committee from time to time. The chief executive officer will report to the Committee at each of its meetings, and not less frequently than quarterly, regarding all his actions in connection with the granting of any Awards.

Persons Who May Participate in the Proposed Plan

Any individual who provides services to Apache or its affiliates as an officer, employee, or director, including non-employee directors of the Company (each, an "Eligible Person"), and who is designated by the Committee to receive an Award under the 2016 Plan will be a "Participant." An employee on leave of absence may be deemed to still be employed by Apache or an affiliate for purposes of determining eligibility for participation under the 2016 Plan. Any individual granted an Award which remains outstanding under the 2016 Plan, including an individual who is no longer an Eligible Person, will continue to be a Participant for purposes of the 2016 Plan with respect to the outstanding Award. Apache currently has 10 non-employee directors, 8 executive officers subject to Section 16, 23 regional and staff officers (other than executive officers subject to Section 16), and approximately 3,462 other employees who are eligible to participate in the 2016 Plan.

With respect to a grant of Incentive Options, which comply with section 422 of the Code, a Participant must be an employee of Apache or one of its corporate subsidiaries and, immediately before the time the Incentive Option is granted, the Participant may not own stock possessing more than ten percent of the total combined voting power or value of all classes of stock of Apache or an affiliate unless, at the time the Incentive Option is granted, the exercise price of the Incentive Option is at least 110 percent of the fair market value of the common stock underlying the Incentive Option. If the fair market value of stock issuable to a Participant receiving an Incentive Option and any other Awards under the 2016 Plan exceeds $100,000, the Incentive Option will be treated as a Non-Statutory Option.

Maximum Number of Shares Subject to Award

A Participant under the 2016 Plan will be eligible to receive an Award pursuant to the terms of the 2016 Plan and subject to any limitations imposed by appropriate action of the Committee. No Award may be granted if the Award relates to a number of shares of common stock which exceeds the number of shares that remain available under the 2016 Plan minus the number of shares issuable in settlement of or relating to all outstanding Awards under the 2016 Plan. Additionally, in each calendar year, as applicable, during any part of which the 2016 Plan is in effect, no Participant may be granted (i) Options or SARs relating to more than 1,250,000 shares of common stock (or the fair market value thereof, if settled in cash), (ii) Restricted Stock Awards, Restricted Stock Units and performance awards relating to more than 500,000 shares of common stock (or the fair market value thereof, if settled in cash), (iii) Cash Awards in the excess of $15,000,000, and (iv) for non-employee directors, Awards for an aggregate number of shares of common stock having a fair market value on the grant date in excess of $300,000. Awards relating to common stock are subject to adjustment in a manner consistent with the other provisions of the 2016 Plan.

Securities to be Offered

Shares Subject to the 2016 Plan.   The maximum aggregate number of shares of common stock that may be granted for any and all Awards under the 2016 Plan shall not exceed 25,500,000 shares plus the number of shares of common stock subject to outstanding awards under the 2011 Plan that on or after the effective date of the 2016 Plan cease for any reason to be subject to such awards, other than as a result of the exercise or settlement of such awards or the related tax withholding obligations (such aggregate amount of shares is subject to any adjustment due to recapitalization or reorganization permitted under the 2016 Plan). Within such aggregate amount, up to 25,500,000 shares may be granted for Incentive Options under the 2016 Plan.

Under the 2016 Plan, the number of aggregate shares available for issuance under the 2016 Plan will be reduced by 1.0 share for each share granted in the form of any Option or SAR or 2.39 shares for each share granted in the form of any Award that is not an Option or SAR.

If common stock subject to any Award under the 2016 Plan is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common stock, or is otherwise terminated without a delivery of shares to a Participant, the shares of common stock that were subject to that Award will again be available for issue, transfer, or exercise pursuant to Awards under the 2016 Plan to the extent allowable by law. In such case, the number of shares available for issuance under the 2016 Plan will be increased by 1.0 share for each share related to an Option or SAR that is forfeited, cancelled, exchanged, surrendered or expired or by 2.39 shares for each such share which is not related to an Option or SAR. The number of shares available will not be increased by shares tendered, surrendered or withheld in connection with the exercise or settlement of an Award or the related tax withholding obligations. Furthermore, when a SAR is settled in shares, the number of shares subject to the SAR under the SAR Award agreement will be counted against the aggregate number of shares with respect to which Awards may be granted under the Plan as 1.0 share for every share subject to the SAR, regardless of the number of shares used to settle the SAR upon exercise. The common stock subject to Awards pursuant to the 2016 Plan may be authorized but unissued shares, shares held by Apache in treasury, or shares that have been reacquired by Apache, including shares that have been bought on the market for the purposes of the 2016 Plan. Unless the Committee determines otherwise, the fair market value of the common stock on a given date will be the closing price of a share of common stock so reported by the NYSE Composite Transactions Reporting System for the date the fair market value is to be determined, and if there are no transactions in Apache's common stock on such date (and the Committee does not make an alternate fair market value determination), the fair market value is determined as of the immediately preceding date on which there were transactions in the common stock. There are no fees, commissions, or other charges applicable to a purchase of common stock under the 2016 Plan.

Awards

Stock Options.   Apache may grant Options to Eligible Persons, including (i) Incentive Options (only to employees of Apache or its affiliates), which comply with section 422 of the Code, and (ii) Non-Statutory Options. The exercise price of each Option granted under the 2016 Plan will be stated in the Option agreement and may vary; provided, however, that the exercise price for an Option must not be less than the fair market value per share of the common stock as of the date of grant of the Option. No Option may be backdated. Options may be exercised as the Committee determines, but not later than ten years from the date of grant. Any Incentive Option that fails to comply with section 422 of the Code for any reason will result in the reclassification of the Option as a Non-Statutory Option, and will be exercisable as such. The Committee will determine the methods and form of payment for the exercise price of an Option (including, in the discretion of the Committee, payment in already-owned shares of common stock, or attestation of common stock ownership) and the methods and forms in which common stock (including common stock issuable pursuant to the Option) will be delivered to a Participant.

SARs.   A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR, as determined by the Committee. SARs may be awarded in connection with or separate from another Award; however, a SAR awarded in connection with an Option is exercisable only to the extent that the related Option is exercisable. SARs granted independently of another Award will be exercisable as the Committee determines. The term of a SAR will be for a period determined by the Committee but will not exceed ten years. SARs can be settled in cash, common stock, or other property as determined by the Committee. The exercise price for an SAR may be fixed on the date it is granted or vary according to a formula specified by the Committee at the time of grant; however, the exercise price can never be less than the fair market value of Apache's common stock on the date of grant.

Restricted Stock Awards.   A Restricted Stock Award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the Committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Committee. Except as otherwise provided under the terms of the 2016 Plan or an Award agreement, the holder of a Restricted Stock Award may have rights as a stockholder, including the right to vote the common stock subject to the Restricted Stock Award or to receive dividends on the common stock subject to the Restricted Stock Award (and subject to any mandatory reinvestment or other requirements imposed by the Committee). As a condition of a Restricted Stock Award grant, the Committee may require or permit a Participant to elect that any cash dividends paid on a share of common stock subject to a Restricted Stock Award be automatically reinvested in additional Restricted Stock Awards or applied to the purchase of additional Awards under the 2016 Plan. Unless otherwise determined by the Committee, common stock distributed in connection with any future stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Award with respect to which such common stock or other property has been distributed. During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant. The restricted period for Restricted Stock granted to employees cannot be less than three years following the initial grant date of the Restricted Stock.

Restricted Stock Units.   Restricted Stock Units are rights to receive common stock, cash, or a combination of both at the end of a specified period. The Committee may subject Restricted Stock Units to restrictions (which may include a risk of forfeiture) to be specified in the Award agreement and those restrictions may lapse at such times as the Committee may determine. The restricted period for Restricted Stock Units granted to employees cannot be less than three years following the initial grant date of the Restricted Stock Units. Restricted Stock Units may be satisfied by delivery of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the Restricted Stock Units, or any combination thereof determined by the Committee at the date of grant or thereafter. The Committee may permit recipients of Restricted Stock Units to irrevocably elect in writing to defer receipt of all or any part of any distribution of shares of stock associated with that Restricted Stock Unit Award in accordance with the terms and conditions under the Deferred Delivery Plan (described under "Equity Compensation Plan Information" above). Dividend equivalents, in the form of additional deferred share units, will be issued under the Deferred Delivery Plan for those shares whose delivery under Restricted Stock Units has been deferred into the Deferred Delivery Plan.

Bonus Stock and Awards in Lieu of Company Obligations. The Committee is authorized to grant common stock as a bonus, or to grant common stock or other Awards in lieu of obligations to pay cash or deliver other property under the 2016 Plan or under other plans or compensatory arrangements, subject to any applicable provision under Section 16 of the Exchange Act. The Committee will determine any terms and conditions applicable to grants of common stock or other Awards, including performance criteria associated with an Award. Any grant of common stock to an officer or employee of Apache or a subsidiary in lieu of salary or other cash compensation will be reasonable, as determined by the Committee.

Performance Awards. The Committee may designate that certain Awards granted under the 2016 Plan constitute "performance" Awards ("Performance Awards"). A Performance Award is any Award, the grant, exercise or settlement of which is subject to one or more performance standards. Additionally, a Performance Award is an Award granted to a person designated by the Committee, at the time of grant of the Performance Award, which can include a Covered Employee within the meaning of section 162(m) of the Code and the regulations thereunder (including Treasury Regulation section 1.162-27 and successor regulations thereto) for the fiscal year. One or more of the following business criteria for Apache, on a consolidated basis, and/or for specified subsidiaries or business or geographical units of Apache (except with respect to the total shareholder return and earnings per share criteria) may be used by the Committee in establishing performance goals either in absolute amount, per share, or per barrel of oil equivalent ("boe"): pretax income or after tax income, operating profit, return on equity, return on capital employed, total shareholder return, capital or investment, earnings, book value, increase in cash flow return, sales or revenues, operating expenses (including, but not limited to, lease operating expenses, severance taxes and other production taxes, gathering and transportation, general and administrative costs, and other components of operating expenses), stock price appreciation, implementation or completion of critical projects or processes, production growth, reserve growth, and/or corporate acquisition goals based on value of assets acquired or similar objective measures. Where applicable, these standards may be expressed in terms of attaining a specified level of a particular criteria or attaining a percentage increase or decrease in a particular criteria, and may be applied relative to internal goals or levels attained in prior years or related to other companies or indices or as ratios expressing relationship between the standards, or any combination thereof, as determined by the Committee. The Performance Awards may include a threshold level of performance below which no vesting will occur, levels of performance at which specified, limited vesting will occur, and a maximum level of performance at which full vesting will occur. For any Performance Awards intended to comply with section 162(m) of the Code for Covered Employees, the Committee may subjectively decrease the amount payable pursuant to the Performance Award, and for the Performance Awards not intended to comply with section 162(m) of the Code, the Committee may subjectively increase or decrease the amount payable pursuant to a Performance Award. Additionally, the Committee may, with respect to a Performance Award intended to comply with section 162(m) of the Code, include the following in its analysis of the satisfaction of the performance criteria: (i) asset write downs, (ii) litigation or claim judgments or settlements, (iii) changes in tax laws, accounting principles, or other laws or provisions, (iv) reorganization or restructuring programs, (v) acquisitions or divestitures, (vi) foreign exchange gains and losses, or (vii) gains or losses that are treated as unusual or infrequent under Accounting Standards Codification Topic 225.

Dividend Equivalents. Dividend equivalents may be granted, entitling a Participant to receive cash, common stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments at the discretion of the Committee. Dividend equivalents may be awarded on a freestanding basis or in connection with another Award; provided, however, that, under the 2016 Plan, dividend equivalents will not be granted in connection with the grant of any Options or SARs. The Committee may provide that dividend equivalents will be payable or distributed when accrued or that they will be deemed reinvested in additional common stock, Awards, or other investment vehicles. The Committee will specify any restrictions on transferability and risks of forfeiture that are imposed upon dividend equivalents.

Cash Awards

The Committee may grant Awards under the 2016 Plan which provide for the payment of cash to a Participant in such amounts and upon such terms and conditions as the Committee shall determine.

Other Provisions

Repayment/Forfeiture of Awards.   If required by the Company's claw-back policy, the Sarbanes-Oxley Act of 2002, and/or the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Awards will be conditioned on repayment or forfeiture in accordance with such policy or applicable law. The Committee may establish conditions for such repayment or forfeiture and adopt a policy regarding repayment or forfeiture for the Company or any Affiliate.

Repricing.   Except for adjustments reflecting the effects of stock splits, stock dividends, other recapitalizations, or a Change of Control, liquidation, or reorganization of the Company, no outstanding Awards granted under the 2016 Plan can be repriced without approval by the Company's shareholders.

Tax Withholding.   At the discretion of the Committee and subject to conditions that the Committee may impose, a Participant's statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award or by the withholding of shares of common stock issuable pursuant to the Award based on the fair market value of the shares.

Merger or Recapitalization.   If any change is made to the Company's capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee as to the number and price of shares subject to an Award under the 2016 Plan.

Change of Control.   Upon a Change of Control (as such term is defined in the 2016 Plan), with respect to Awards other than Performance Awards, and upon the Participant's Involuntary Termination or Voluntary Termination with Cause (as each such term is defined in the 2016 Plan) occurring after the Change of Control, unless otherwise provided in the applicable Award Agreement, (i) all outstanding Options shall immediately become fully vested and exercisable in full; and (ii) the restriction period of any Restricted Stock Award or Restricted Stock Unit shall immediately be accelerated and the restrictions shall expire. With respect to Performance Awards, (i) if the Change of Control occurs after the performance goals are met for the Award, all remaining payouts will vest on the date of the Participant's Involuntary Termination or Voluntary Termination with Cause and be paid within 30 days of such termination, and (ii) if the Change of Control occurs prior to the achievement of the performance goals, the payout of the Award will vest on the date of the Participant's Involuntary Termination or Voluntary Termination with Cause and will be paid within 30 days after the later of (i) the date of the Participant's Involuntary Termination or Voluntary Termination with Cause or (ii) the date the performance period ends. For purposes of clause (ii) in the preceding sentence, the Committee will determine whether and to what extent a performance goal is met as of the trading day immediately prior to the date of the Change of Control.

Amendment.   Without shareholder or Participant approval, the Board of Directors may amend, alter, suspend, discontinue or terminate the 2016 Plan or the Committee's authority to grant Awards under the 2016 Plan, except that any amendment or alteration to the 2016 Plan, including any increase in any share limitation, shall be subject to the approval of Apache's shareholders not later than the next annual meeting if stockholder approval is required by any state or federal law or regulation or the rules of the NYSE or NASDAQ. The Board of Directors may otherwise, in its discretion, determine to submit other changes to the 2016 Plan to shareholders for approval. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the 2016 Plan; provided, that without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

Transferability of Awards.   Except as otherwise determined at any time by the Committee as to any Awards other than Incentive Options, no right or interest of any Participant in an Award may be assigned or transferred. The Committee may permit transferability of Awards other than Incentive Options, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability; provided further, however, that no Award may be transferred for value or other consideration without first obtaining approval from the shareholders of the Company. In the event of a Participant's death, the Participant's rights and interests in any Award shall be transferable by will or the laws of descent and distribution, or with respect to Awards other than Incentive Options, a beneficiary designation that is in a form approved by the Committee.

Federal Tax Consequences

The following discussion is for general information only and is intended to summarize briefly the U.S. federal tax consequences to Participants arising from participation in the 2016 Plan. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of Participants in the 2016 Plan may vary depending on the particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences.

Incentive Options; Non-Statutory Options; SARs. Participants will not realize taxable income upon the grant of a Non-Statutory Option or a SAR. Upon the exercise of a Non-Statutory Option or SAR, a Participant will recognize ordinary compensation income (subject to withholding by the Company) in an amount equal to the excess of (i) the amount of cash and the fair market value of the common stock received, over (ii) the exercise price (if any) paid therefor. A Participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of a SAR, or pursuant to the cash exercise of a Non-Statutory Option, that equals the fair market value of such shares on the date of exercise. Subject to the discussion under "Tax Code Limitations on Deductibility" below, Apache (or a subsidiary) will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a Participant under the foregoing rules.

Participants eligible to receive an Incentive Option will not recognize taxable income on the grant of an Incentive Option. Upon the exercise of an Incentive Option, a Participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the Incentive Option ("ISO Stock") over the exercise price will increase the alternative minimum taxable income of the Participant, which may cause such Participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an Incentive Option would be allowed as a credit against the Participant's regular tax liability in a later year to the extent the Participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the requisite holding period (generally, at least two years from the date of grant and one year from the date of exercise of the Incentive Option), a Participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the Participant for the ISO Stock. However, if a Participant disposes of ISO Stock that has not been held for the requisite holding period (a "Disqualifying Disposition"), the Participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the Incentive Option (or, if less, the amount realized in the case of an arm's length disposition to an unrelated party) exceeds the exercise price paid by the Participant for such ISO Stock. A Participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

The Company and its subsidiaries will generally not be entitled to any federal income tax deduction upon the grant or exercise of an Incentive Option, unless a Participant makes a Disqualifying Disposition of the ISO Stock. If a Participant makes a Disqualifying Disposition, Apache (or a subsidiary) will then, subject to the discussion below under "Tax Code Limitations on Deductibility," be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a Participant under the rules described in the preceding paragraph.

Under current rulings, if a Participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a Non-Statutory Option or Incentive Option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the Non-Statutory Option or Incentive Option exercise price (although a Participant would still recognize ordinary compensation income upon exercise of a Non-Statutory Option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered therefor in satisfaction of the Non-Statutory Option or Incentive Option exercise price will have a tax basis that equals, and a capital gains holding period that includes, the tax basis and capital gains holding period of the previously held shares of common stock surrendered in satisfaction of the Non-Statutory Option or Incentive Option exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the Participant, plus the amount of compensation income recognized by the Participant under the rules described above.

The 2016 Plan allows the Committee to permit the transfer of Awards in limited circumstances. See "Other Provisions — Transferability of Awards." For income and gift tax purposes, certain transfers of Non-Statutory Options and SARs generally should be treated as completed gifts, subject to gift taxation.

The Internal Revenue Service (the "IRS") has not provided formal guidance on the income tax consequences of a transfer of Non-Statutory Options (other than in the context of divorce) or SARs. However, the IRS has informally indicated that after a transfer of stock options, the transferor will recognize income, which will be subject to withholding, and FICA/FUTA taxes will be collectible at the time the transferee exercises the stock options.

In addition, if the Participant transfers a vested Non-Statutory Option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor's gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the Non-Statutory Option at the time of the gift. The value of the Non-Statutory Option may be affected by several factors, including the difference between the exercise price and the fair market value of the stock, the potential for future appreciation or depreciation of the stock, the time period of the Non-Statutory Option and the illiquidity of the Non-Statutory Option. The transferor will be subject to a federal gift tax, which will be limited by (i) the annual exclusion per donee, (ii) the transferor's lifetime unified credit, or (iii) the marital or charitable deductions. The gifted Non-Statutory Option will not be included in the Participant's gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested Non-Statutory Options has not been extended to unvested Non-Statutory Options. Whether such consequences apply to unvested Non-Statutory Options is uncertain and the gift tax implications of such a transfer is a risk the transferor will bear upon such a disposition. The IRS has not specifically addressed the tax consequences of a transfer of SARs.

Restricted Stock Awards; Restricted Stock Units; Cash Awards. A Participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the Participant to draw upon. A Participant will not have taxable income at the time of grant of a stock Award in the form of Restricted Stock Units denominated in common stock, but rather, will generally recognize ordinary compensation income at the time he receives common stock in satisfaction of the Restricted Stock Units in an amount equal to the fair market value of the common stock received. In general, a Participant will recognize ordinary compensation income as a result of the receipt of common stock pursuant to a Restricted Stock Award or bonus stock award in an amount equal to the fair market value of the common stock when such stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received, a Participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock (i) when the common stock first becomes transferable or is no longer subject to a substantial risk of forfeiture, in cases where a Participant does not make a valid election under section 83(b) of the Code or (ii) when the common stock is received, in cases where a Participant makes a valid election under section 83(b) of the Code.

A Participant will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above with respect to common stock or cash received. Dividends that are received by a Participant prior to the time that the common stock is taxed to the Participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis in the common stock received by a Participant will equal the amount recognized by him as compensation income under the rules described in the preceding paragraph, and the Participant's capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions lapse.

Subject to the discussion immediately below, Apache (or a subsidiary) will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a Participant under the foregoing rules.

Tax Code Limitations on Deductibility. In order for the amounts described above to be deductible by Apache (or a subsidiary), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

The ability of the Company (or a subsidiary) to obtain a deduction for future payments under the 2016 Plan could also be limited by the golden parachute payment rules of section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change of control of an employer-corporation.

Finally, the ability of Apache (or a subsidiary) to obtain a deduction for amounts paid under the 2016 Plan could be limited by section 162(m) of the Code, which limits the deductibility, for federal income tax purposes, of compensation paid to certain executive officers of a publicly traded corporation to $1,000,000 with respect to any such officer during any taxable year of the corporation. However, an exception applies to this limitation in the case of certain performance-based compensation. In order to exempt performance-based compensation from the $1,000,000 deductibility limitation, the grant or vesting of the Award relating to the compensation must be based on the satisfaction of one or more performance goals as selected by the Committee. Performance-based Awards intended to comply with section 162(m) of the Code may not be granted in a given period if such Awards relate to shares of common stock which exceed a specified limitation or, alternatively, the performance-based Awards may not result in compensation, for a Participant, in a given period which exceeds a specified limitation. If the 2016 Plan is approved at the annual meeting, a Participant who receives an Award or Awards intended to satisfy the performance-based exception to the $1,000,000 deductibility limitation may not receive grants in any calendar year of (i) Options or SARs relating to more than 1,250,000 shares of common stock (or the fair market value thereof, if settled in cash), (ii) Restricted Stock Awards, Restricted Stock Units and Performance Awards relating to more than 500,000 shares of common stock (or the fair market value thereof, if settled in cash), (iii) Cash Awards in excess of $15,000,000, and (iv) for non-employee directors, Awards for an aggregate number of shares of common stock having a fair market value on the grant date in excess of $300,000. Although the 2016 Plan has been drafted to satisfy the requirements for the performance-based compensation exception, Apache may determine that it is in its best interests not to satisfy the requirements for the exception. See "Awards — Performance Awards."

As of the date of this Proxy Statement, no director, executive officer, or employee of Apache has been granted any Awards under the 2016 Plan. The Awards, if any, that will be granted to eligible persons under the 2016 Plan are subject to the discretion of the Committee and, therefore, are not determinable. Awards of equity based compensation to Apache's non-employee directors and named executive officers are disclosed under the Director Compensation Table and the Long-Term Compensation section of the Compensation Discussion and Analysis included in this Proxy Statement. In 2015, restricted stock units and stock options equal to an aggregate of 3,087,131 shares of common stock were granted to all other employees (excluding non-employee directors and named executive officers) as a group. If the 2016 Plan submitted to shareholders is not approved by shareholders at the annual meeting, the 2016 Plan will not be adopted, no Awards will be granted under the 2016 Plan, and the 2011 Plan will continue in force.

Internal Revenue Code Section 409A. It is intended that the 2016 Plan shall comply with the provisions of, or an exemption from, section 409A of the Code and the Treasury regulations relating thereto. Awards are intended to be exempt from section 409A to the extent possible. If an Award is subject to the requirements of section 409A, to the extent that the Company or an Affiliate takes any action that causes a violation of section 409A or fails to take reasonable actions required to comply with section 409A, in each case as determined by the Committee, the Company shall pay an additional amount to the Participant (or beneficiary) equal to the additional income tax imposed pursuant to section 409A on the Participant as a result of such violation, plus any taxes imposed on this additional payment.

Recommendation and Required Affirmative Vote

The Board of Directors recommends that shareholders vote **FOR** the approval of the proposed Apache 2016 Omnibus Compensation Plan. Because each of Apache's directors and executive officers will be eligible to receive Awards under the proposed plan, each of the directors and executive officers of Apache has an interest in, and may benefit from, the adoption of the proposed plan.

The affirmative vote of the holders of a majority of the shares of the Company's common stock entitled to vote and voted, in person or by proxy, at the 2016 annual meeting is required to approve the 2016 Plan. The 2016 Plan and any Awards granted thereunder are conditional upon and of no force or effect unless the 2016 Plan receives approval by the requisite vote of shareholders.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPANY'S 2016 OMNIBUS COMPENSATION PLAN.**

FUTURE SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Shareholders are entitled to submit proposals on matters appropriate for shareholder action at next year's annual meeting consistent with regulations of the SEC and the Company's bylaws.

Proposals for Inclusion in Next Year's Proxy Statement

The SEC rules permit shareholders to submit proposals (other than director nominations) for inclusion in our proxy statement for next year's annual meeting if the shareholder and the proposal meet the requirements specified in SEC Rule 14a-8.

- **When to send these proposals**. Any shareholder proposal submitted in accordance with SEC Rule 14a-8 must be received by the Company's corporate secretary on or before December 3, 2016.
- **Where to send these proposals**. Proposals should be addressed to the Company's corporate secretary at 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.
- **What to include**. Proposals must conform to and include the information required by SEC Rule 14a-8.

Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access)

We recently amended our bylaws to permit a shareholder or a group of shareholders (up to 20) who have owned an aggregate of at least 3% of Apache's outstanding common stock continuously for at least 3 years the ability to submit director nominees (up to 25% of the Board) for inclusion in our proxy statement (for any annual meeting after the 2016 annual meeting) if the shareholder(s) and the nominee(s) satisfy the requirements set forth in Article IV, Section 14 of our bylaws.

- **When to send these proposals**. Notice of director nominees submitted under this bylaw provision must be received no earlier than October 29, 2016 and no later than the close of business on November 28, 2016.
- **Where to send these proposals**. Proposals should be addressed to the Company's corporate secretary at 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.
- **What to include**. Notice must include the information required by Article IV, Section 14 of our bylaws. Our bylaws are filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC, or a printed copy of our bylaws is available free of charge by writing to the Company's corporate secretary at the address above.

Other Proposals of Nominees for Presentation at Next Year's Annual Meeting

Our bylaws also provide that any shareholder proposal, including any director nomination, that is not submitted for inclusion in next year's proxy statement (either under SEC Rule 14a-8 or our proxy access bylaws, each as described above), may instead be presented directly at next year's annual meeting if the submitting shareholder satisfies the requirements set forth in Article IV, Section 13 (with respect to director nominations) or Article IV, Section 12 (with respect to other proposals) of our bylaws.

- **When to send these proposals**. Shareholder proposals, including director nominations, submitted under these bylaw provisions must be received by the Company's corporate secretary not less than 120 days prior to the meeting, which is expected to be held in May 2017.
- **Where to send these proposals**. Proposals should be addressed to the Company's corporate secretary at 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.
- **What to include**. Proposals must include the information required by Article IV, Section 13 of our bylaws (with respect to director nominations) or Article IV, Section 12 of our bylaws (with respect to other proposals). Our bylaws are filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC, or a printed copy of our bylaws is available free of charge by writing to the Company's corporate secretary at the address above.
- **Discretion to vote proxies on these proposals**. If any shareholder proposal, including any director nomination, is properly presented directly at next year's annual meeting, proxies will be voted on such proposals in accordance with the judgment of the management representatives who shall have been granted the authority to vote such proxies.

The Company's annual report on Form 10-K and our other reports filed with the SEC are made available on its website at www.sec.gov or are made available to read or copy at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information about the Public Reference Room by contacting the SEC at 1-800-SEC-0330.

SHAREHOLDERS WITH THE SAME LAST NAME AND ADDRESS

The SEC rules permit companies and intermediaries (such as brokers) to implement a delivery procedure known as "householding." Under this procedure, multiple Apache shareholders who reside at the same address may receive a single set of proxy materials, unless one or more of the shareholders has provided contrary instructions. This procedure reduces printing costs and postage fees and saves natural resources.

If you hold your shares in "street name" (your shares are held in a brokerage account or by a bank or other nominee), you may revoke your consent to householding at any time by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling Broadridge at 1-800-542-1061. You can also request information about householding from your broker or bank.

If you are a shareholder of record (your shares are held in your own name and not held in a brokerage account) who received a household mailing this year, and you would like to have additional copies of proxy materials mailed to you or if you would like to opt out of householding for future mailings, please send your written request to Wells Fargo Bank, N.A., Shareowner Services, Attn: Householding/Apache Corporation, P. O. Box 64854, St. Paul, MN 55164-0854, or call 1-877-602-7615.

SOLICITATION OF PROXIES

Solicitation of proxies for use at the annual meeting may be made in person or by mail or telephone or other electronic means, by directors, officers, and regular employees of the Company. These persons will receive no special compensation for any solicitation activities. The Company has requested banking institutions, brokerage firms, custodians, trustees, nominees, and fiduciaries to forward solicitation materials to the beneficial owners of shares of the Company's common stock for whom they are record holder, and the Company will, upon request, reimburse reasonable forwarding expenses. The Company has retained Georgeson LLC to assist in soliciting proxies from brokers, bank nominees, and other institutional holders for a fee not to exceed $14,500 plus expenses. All costs of the solicitation will be borne by the Company.

By order of the Board of Directors
APACHE CORPORATION

C. L. Peper
Corporate Secretary

NOTE: Shareholders are requested to promptly vote their shares using one of the methods explained on pages 10 and 11 of this proxy statement.

APACHE CORPORATION
2016 Omnibus Compensation Plan

Section 1
Introduction

1.1 *Establishment.* Apache Corporation, a Delaware corporation (hereinafter referred to, together with its Affiliates (as defined below) as the "Company" except where the context otherwise requires), hereby establishes the Apache Corporation 2016 Omnibus Compensation Plan effective May 12, 2016 the ("Plan").

1.2 *Purpose.* The purpose of the Plan is to provide Eligible Persons designated by the Committee for participation in the Plan with equity-based incentives to: (i) encourage such individuals to continue in the long-term service of the Company and its Affiliates, (ii) create in such individuals a more direct interest in the future success of the operations of the Company, (iii) attract outstanding individuals, and (iv) retain and motivate such individuals. The Plan is intended to provide eligible individuals with the opportunity to acquire an equity interest in the Company, thereby relating incentive compensation to increases in stockholder value and more closely aligning the compensation of such individuals with the interests of the Company's stockholders.

Accordingly, this Plan provides for the granting of Incentive Stock Options, Non-Qualified Stock Options, Performance Awards, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, or any combination of the foregoing, as the Committee determines is best suited to the circumstances of the particular individual as provided herein.

1.3 *Effective Date.* The Effective Date of the Plan (the "Effective Date") is May 12, 2016. This Plan and each Award granted hereunder are conditioned on and shall be of no force or effect until the Plan is approved by the stockholders of the Company. The Committee (or its delegate in accordance with Section 3.4(b) hereof) may grant Awards, the entitlement to which shall be expressly subject to the condition that the Plan shall have been approved by the stockholders of the Company.

Section 2
Definitions

2.1 *Definitions.* The following terms shall have the meanings set forth below:

    (a) *"Administrative Agent"* means any designee or agent that may be appointed by the Committee pursuant to subsections 3.1(h) and 3.4 hereof.

    (b) *"Affiliate"* means any entity other than the Company that is affiliated with the Company through stock or equity ownership or otherwise and is designated as an Affiliate for purposes of the Plan by the Committee; provided, however, that, notwithstanding any other provisions of the Plan to the contrary, for purposes of NQSOs and SARs, if an individual who otherwise qualifies as an Eligible Person provides services to such an entity and not to the Company, such entity may only be designated an Affiliate if the Company qualifies as a "service recipient," within the meaning of Internal Revenue Code Section 409A, with respect to such individual; provided further that such definition of "service recipient" shall be determined by (a) applying Internal Revenue Code Section 1563(a)(1), (2), and (3), for purposes of determining a controlled group of corporations under Internal Revenue Code Section 414(b), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Internal Revenue Code Section 1563(a)(1), (2), and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Internal Revenue Code Section 414(c), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Treasury Regulations Section 1.414(c)-2 and (b) where the use of shares of Stock with respect to the grant of an Option or SAR to such an individual is based upon legitimate business criteria, by applying Internal Revenue Code Section 1563(a)(1), (2), and (3), for purposes of determining a controlled group of corporations under Internal Revenue Code Section 414(b), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Internal Revenue Code Section 1563(a)(1), (2), and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Internal Revenue Code Section 414(c), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Treasury Regulations Section 1.414(c)-2; provided further that for purposes of ISOs, "Affiliate" shall mean any present or future corporation which is or would be a "subsidiary corporation" of the Company as the term is defined in Section 424(f) of the Internal Revenue Code.

(c) *"Award"* means any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Dividend Equivalent, or any other cash or stock-based award granted to a Participant under the Plan.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Cash-Based Award"* is an Award, denominated in cash, determined in accordance with subsection 10.1 of this Plan.

(f) *"Change of Control"* shall have the meaning assigned to such term in the Company's Income Continuance Plan.

(g) *"Committee"* means the Management Development and Compensation Committee of the Board or such other Committee of the Board that is empowered hereunder to administer the Plan. The Committee shall be constituted at all times so as to permit the Plan to be administered by "non-employee directors" (as defined in Rule 16b-3 of the Exchange Act) and "outside directors" (as defined in Treasury Regulations Section 1.162-27 (e) (3)) and to satisfy such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

(h) *"Covered Employee"* has the same meaning as set forth in Section 162(m)(3) of the Internal Revenue Code, as interpreted by Internal Revenue Service Notice 2007-49.

(i) *"Deferred Delivery Plan"* means the Company's Deferred Delivery Plan, as it has been or may be amended from time to time, or any successor plan.

(j) *"Dividend Equivalent"* means a right, granted to an Eligible Person to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(k) *"Eligible Persons"* mean those employees of the Company or of any Affiliates, members of the Board, and members of the board of directors of any Affiliates who are designated as Eligible Persons by the Committee. Notwithstanding the foregoing, grants of Incentive Stock Options may not be granted to anyone who is not an employee of the Company or an Affiliate.

(l) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(m) *"Exercise Date"* means the date of exercise determined in accordance with subsection 6.2(g) hereof.

(n) *"Fair Market Value"* means the fair market value of a share of Stock as determined by the Committee by reasonable application of a reasonable valuation method, consistently applied, as the Committee deems appropriate; provided, however, that if the Committee has not made such determination, such fair market value shall be the per share closing price of the Stock as reported on The New York Stock Exchange, Inc. Composite Transactions Reporting System for a particular date or, if the Stock is not so listed on such date, as reported on NASDAQ or on such other exchange or electronic trading system which, on the date in question, reports the largest number of traded shares of Stock; provided further, however, that if on the date Fair Market Value is to be determined there are no transactions in the Stock, Fair Market Value shall be determined as of the immediately preceding date on which there were transactions in the Stock; provided further, however, that, with respect to ISOs, such Fair Market Value shall be determined subject to Section 422(c)(7) of the Internal Revenue Code. For purposes of the foregoing, a valuation prepared in accordance with any of the methods set forth in Treasury Regulation Section 1.409A-1(b)(5)(iv)(B)(2), consistently used, shall be rebuttably presumed to result in a reasonable valuation. This definition is intended to comply with the definition of "fair market value" contained in Treasury Regulation Section 1.409A-1(b)(5)(iv) and should be interpreted consistently therewith.

(o) *"Incentive Stock Option"* or *"ISO"* means any Option intended to be and designated as an incentive stock option and which satisfies the requirements of Section 422 of the Internal Revenue Code or any successor provision thereto.

(p) *"Internal Revenue Code"* or *"Code"* means the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor thereto. Any reference to a section of the Internal Revenue Code or Treasury Regulation shall be treated as a reference to any successor section.

(q) *"Involuntary Termination"* means the termination of employment of the Participant by the Company or its successor for any reason on or after a Change of Control; provided, that the termination does not result from an act of the Participant that constitutes common law fraud, a felony, or gross malfeasance of duty.

(r) *"Non-Qualified Stock Option"* or *"NQSO"* means any Option that is not intended to qualify as an "incentive stock option" under Section 422 of the Internal Revenue Code.

(s) *"Option"* means an option to purchase a number of shares of Stock granted pursuant to subsection 6.1.

(t) *"Option Price"* means the price at which shares of Stock subject to an option may be purchased, determined in accordance with subsection 6.2(b) hereof.

(u) *"Participant"* means an Eligible Person designated by the Committee, from time to time during the term of the Plan to receive one or more Awards under the Plan.

(v) *"Performance Award"* is a right to a payment in cash or a number of shares of Stock ("Performance Shares") determined (in either case) in accordance with Section 9 of this Plan based on the extent to which the applicable Performance Goals are achieved. A Performance Share shall be of no value to a Participant unless and until earned in accordance with Section 9 hereof.

(w) *"Performance Goals"* are the performance conditions, if any, established pursuant to subsection 9.2 by the Committee in connection with an Award.

(x) *"Performance Period"* with respect to a Performance Award means one or more periods of time as the Committee may select, over which the attainment of one or more Performance Goals will be measured; provided, that, if that Committee does not select a period of less than a year, each such period shall not be less than one calendar year or one fiscal year of the Company, beginning not earlier than the year in which such Performance Award is granted, which may be referred to herein and by the Committee by use of the calendar of fiscal year in which a particular Performance Period commences.

(y) *"Prior Plan"* means the Apache Corporation 2011 Omnibus Equity Compensation Plan, as amended and restated effective December 15, 2015.

(z) *"Restricted Stock"* means Stock granted to an Eligible Person under Section 8 hereof, that is subject to certain restrictions and to a risk of forfeiture.

(aa) *"Restricted Stock Unit"* means a right, granted to an Eligible Person under Section 8 hereof, to receive Stock, cash, or a combination thereof at the end of a specified vesting period.

(bb) *"Restriction Period"* shall have the meaning assigned to such term in subsection 8.1.

(cc) *"Stock"* means the $0.625 par value common stock of the Company and or any security into which such common stock is converted or exchanged upon merger, consolidation, or any capital restructuring (within the meaning of Section 14) of the Company.

(dd) *"Stock Appreciation Right"* or *"SAR"* means a right granted to an Eligible Person to receive an amount in cash, Stock, or other property equal to the excess of the Fair Market Value as of the Exercise Date of one share of Stock over the SAR Price times the number of shares of Stock to which the Stock Appreciation Right relates. Stock Appreciation Rights may be granted in tandem with Options or other Awards or may be freestanding.

(ee) *"SAR Price"* means the price at which the Stock Appreciation Right was granted, which shall be determined in the same manner as the Option Price of an Option in accordance with subsection 6.2 hereof.

(ff) *"Voluntary Termination with Cause"* occurs upon a Participant's separation from service of his own volition and one or more of the following conditions occurs without the Participant's consent on or after a Change of Control:

(i) There is a material diminution in the Participant's base compensation, compared to his rate of base compensation on the date of the Change of Control.

(ii) There is a material diminution in the Participant's authority, duties, or responsibilities.

(iii) There is a material diminution in the authority, duties, or responsibilities of the Participant's supervisor, such as a requirement that the Participant (or his supervisor) report to a corporate officer or employee instead of reporting directly to the board of directors.

(iv) There is a material diminution in the budget over which the Participant retains authority.

(v) There is a material change in the geographic location at which the Participant must perform his service, including, for example the assignment of the Participant to a regular workplace that is more than 50 miles from his regular workplace on the date of the Change of Control.

The Participant must notify the Company of the existence of one or more adverse conditions specified in clauses (i) through (v) above within 90 days of the initial existence of the adverse condition. The notice must be provided in writing to Apache Corporation's Senior Vice President, Human Resources or his/her delegate. The notice may be provided by personal delivery or it may be sent by email, inter-office mail, regular mail (whether or not certified), fax, or any similar method. Apache Corporation's Senior Vice President, Human Resources or his/her delegate shall acknowledge receipt of the notice within 5 business days; the acknowledgement shall be sent to the Participant by certified mail. Notwithstanding the foregoing provisions of this definition, if the Company remedies the adverse condition within 30 days of being notified of the adverse condition, no Voluntary Termination with Cause shall occur.

2.2 *Headings; Gender and Number.* The headings contained in the Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan. Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definition of any term herein in the singular shall also include the plural.

Section 3
Plan Administration

3.1 *Administration by the Committee.* The Plan shall be administered by the Committee. In accordance with the provisions of the Plan, the Committee shall, in its sole discretion, adopt rules and regulations for carrying out the purposes of the Plan, including, without limitation, the authority to:

(a) Grant Awards;

(b) Select the Eligible Persons and the time or times at which Awards shall be granted;

(c) Determine the type and number of Awards to be granted, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions, and Performance Goals relating to any Award;

(d) Determine whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered;

(e) Construe and interpret the Plan and any Award;

(f) Prescribe, amend, and rescind rules and procedures relating to the Plan;

(g) Determine the terms and provisions of Award agreements;

(h) Appoint designees or agents (who need not be members of the Committee or employees of the Company) to assist the Committee with the administration of the Plan;

(i) Communicate the material terms of each Award to its recipient within a relatively short period of time after approval; and

(j) Make all other determinations deemed necessary or advisable for the administration of the Plan.

3.2 *Committee Discretion.* The Committee shall, in its absolute discretion, and without amendment to the Plan, have the power to waive or modify, at any time, any term or condition of an Award that is not mandatory under this Plan; provided, however, that (i) the Committee shall only have the power to accelerate an Award in the event of the death or disability of a Participant or upon the occurrence of a Change of Control and (ii) the Committee shall not have any discretion to accelerate, waive, or modify any term or condition of an Award that is intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code if such discretion would cause the Award to not so qualify. In the event of a Change of Control, the provisions of Section 13 hereof shall be mandatory and shall govern the vesting and exercisability schedule of any Award granted hereunder.

3.3 *Indemnification*. No member of the Committee shall be liable for any action, omission, or determination made in good faith. The Company shall indemnify (to the extent permitted under Delaware law) and hold harmless each member of the Committee and each other director or employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Committee) arising out of any action, omission, or determination relating to the Plan, unless, in either case, such action, omission, or determination was taken or made by such member, director, or employee in bad faith and without reasonable belief that it was in the best interests of the Company. The determination, interpretations, and other actions of the Committee pursuant to the provisions of the Plan shall be binding and conclusive for all purposes and on all persons.

3.4 *Committee Delegation*.

  (a) The Committee may from time to time adopt such rules and regulations for carrying out the purposes of the Plan as it may deem proper and in the best interests of the Company. The Committee may appoint an Administrative Agent, who need not be a member of the Committee or an employee of the Company, to assist the Committee in administration of the Plan and to whom it may delegate such powers as the Committee deems appropriate, except that the Committee shall determine any dispute. The Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, or in any Award agreement entered into hereunder, in the manner and to the extent it shall deem expedient, and it shall be the sole and final judge of such inconsistency;

  (b) The Committee has delegated authority to the Chief Executive Officer of the Company to grant Awards to employees of the Company who are not the Company's executive officers (as such term is defined for purposes of Section 16 of the Exchange Act) and who are below the level of Regional Vice President or Vice President; provided, that any such Awards may only be granted in accordance with guidelines established by the Committee.

3.5 *Compliance with Section 162(m)*. Except as expressly otherwise stated in any resolution of the Committee, the Plan is intended to comply with the requirements of Section 162(m) or any successor section(s) of the Internal Revenue Code ("Section 162(m)") with respect to any Covered Employee and shall be administered, interpreted, and construed consistently therewith. The Committee is authorized to take such additional action, if any, that may be required to ensure that the Plan and any Award under the Plan for any such Covered Employee intended to satisfy the requirements of Section 162(m) does indeed satisfy such requirements, taking into account any regulations or other guidance issued by the Internal Revenue Service.

Section 4
Stock Subject to the Plan

4.1 *Number of Shares*. Subject to adjustments pursuant to Section 4.4 hereof, up to (a) 25,500,000 shares of Stock are authorized for issuance under the Plan plus (b) the number of shares of Stock subject to outstanding awards, as of the Effective Date, under the Prior Plan that on or after the Effective Date cease for any reason to be subject to such awards (other than shares tendered, surrendered, or withheld in connection with the exercise or settlement of such awards or the related tax withholding obligations), and subject to such restrictions or other provisions as the Committee may from time to time deem necessary. Notwithstanding the foregoing, the number of aggregate shares of Stock available for issuance under the Plan at any given time shall be reduced by (i) 1.0 share for each share of Stock granted in the form of Stock Options or Stock Appreciation Rights or (ii) 2.39 shares for each share of Stock granted in the form of any Award that is not a Stock Option or Stock Appreciation Right. During the duration of the Plan, no Eligible Person may be granted Options which in the aggregate cover in excess of 5 percent of the total shares of Stock authorized under the Plan. No Award may be granted under the Plan on or after the 10-year anniversary of the Effective Date. The foregoing to the contrary notwithstanding, within the aggregate limit described in the first sentence of this Section 4.1, up to 25,500,000 shares of Stock may be issued pursuant to ISOs granted under the Plan.

4.2 *Availability of Shares Not Issued under Awards*. If shares of Stock which may be issued pursuant to the terms of the Plan awarded hereunder are forfeited, cancelled, exchanged, or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the holder of such Award, the shares of Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination, or expiration, again be available for Awards under the Plan; provided, however, that in such case, the number of shares of Stock that may be issued under the Plan shall increase by 1.0 share for each share related to a Stock Option or a Stock Appreciation Right that is so forfeited, cancelled, exchanged, surrendered, or expired and by 2.39 shares for each such share which is not related to a Stock Option or a Stock Appreciation Right. The number of shares available shall not be increased by shares tendered, surrendered or withheld in connection with the exercise or settlement of an Award or the related tax withholding obligations. Furthermore, when a SAR is settled in shares, the number of shares subject to the SAR under the SAR Award agreement will be counted against the aggregate number of shares with respect to which Awards may be granted under the Plan as one share for every share subject to the SAR, regardless of the number of shares used to settle the SAR upon exercise.

4.3 *Stock Offered*. The Company shall at all times during the term of the Plan retain as authorized and unissued Stock and/or Stock in the Company's treasury, at least the number of shares from time to time require under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

4.4 *Adjustments for Stock Split, Stock Dividend, Etc.* If the Company shall at any time increase or decrease the number of its outstanding shares of Stock or change in any way the rights and privileges of such shares by means of the payment of a Stock dividend or any other distribution upon such shares payable in Stock or rights to acquire Stock, or through a Stock split, reverse Stock split, subdivision, consolidation, combination, reclassification, or recapitalization involving the Stock (any of the foregoing being herein called a "capital restructuring"), then in relation to the Stock that is affected by one or more of the above events, the numbers, rights, and privileges of the following shall be, in each case, equitably and proportionally adjusted to take into account the occurrence of any of the above events: (i) the number and kind of shares of Stock or other property (including cash) that may thereafter be issued pursuant to subsections 4.1 and 4.10, (ii) the number and kind of shares of Stock or other property (including cash) issued or issuable in respect of outstanding Awards, (iii) the exercise price, grant price, or purchase price relating to any Award, (iv) the Performance Goals, and (v) the individual limitations applicable to Awards, provided that, with respect to Incentive Stock Options, such adjustment in clauses (i), (ii), and (iii) shall be made in accordance with Section 424(h) of the Internal Revenue Code.

4.5 *Other Changes in Stock*. In the event there shall be any change, other than as specified in subsections 4.4 hereof, in the number or kind of outstanding shares of Stock or of any stock or other securities into which the Stock shall be changed or for which it shall have been exchanged, and if the Committee shall in its discretion determine that such change equitably requires an adjustment in the number or kind of shares subject to outstanding Awards or which have been reserved for issuance pursuant to the Plan but are not then subject to an Award, then such adjustments shall be made by the Committee and shall be effective for all purposes of the Plan and on each outstanding Award that involves the particular type of stock for which a change was effected.

4.6 *Rights to Subscribe*. If the Company shall at any time grant to the holders of its Stock rights to subscribe pro rata for additional shares thereof or for any other securities of the Company or of any other corporation, there shall be reserved with respect to the shares then under an outstanding Award to any Participant of the particular class of Stock involved the Stock or other securities which the Participant would have been entitled to subscribe for if immediately prior to such grant the Participant had exercised his entire Option. If, upon exercise of any such Option, the Participant subscribes for the additional shares or other securities, the aggregate Option Price shall be increased by the amount of the price that is payable by the Participant for such additional shares or other securities as if the Participant had exercised his entire Option immediately prior to the grant of such additional shares or other securities.

4.7 *General Adjustment Rules*. No adjustment or substitution provided for in this Section 4 shall require the Company to sell a fractional share of Stock under any Option, or otherwise issue a fractional share of Stock, and the total substitution or adjustment with respect to each Option shall be limited by deleting any fractional share. In the case of any such substitution or adjustment, the aggregate Option Price for the shares of Stock then subject to the Option shall remain unchanged but the Option Price per share under each such Option shall be equitably adjusted by the Committee to reflect the greater or lesser number of shares of Stock or other securities into which the Stock subject to the Option may have been changed.

4.8 *Determination by the Committee, Etc.* Adjustments under this Section 4 shall be made by the Committee, whose determinations with regard thereto shall be final and binding upon all parties.

4.9 *Code Section 409A*. For any Award that is not subject to Internal Revenue Code Section 409A before the adjustments identified in the preceding sections of this Section 4, no adjustment shall be made that would cause the Award to become subject to Internal Revenue Code Section 409A. For an Award that is subject to Internal Revenue Code Section 409A before the adjustments identified in the preceding sections of this Section 4, no adjustment shall cause the Award to violate Internal Revenue Code Section 409A, without the prior written consent of both the Participant and the Committee.

4.10 *Award Limits*. The following limits shall apply to grants of all Awards under the Plan:

(a) *Options*: The maximum aggregate number of shares of Stock that may be subject to Options granted in any calendar year to any one Participant shall be 1,250,000 shares.

(b) *SARs:* The maximum aggregate number of shares that may be subject to Stock Appreciation Rights granted in any calendar year to any one Participant shall be 1,250,000 shares. Any shares covered by Options which include tandem SARs granted to one Participant in any calendar year shall reduce this limit on the number of shares subject to SARs that can be granted to such Participant in such calendar year.

(c) *Restricted Stock or Restricted Stock Units*: The maximum aggregate number of shares of Stock that may be subject to Awards of Restricted Stock or Restricted Stock Units granted in any calendar year to any one Participant shall be 500,000 shares.

(d) *Performance Awards*: The maximum aggregate grant with respect to Performance Awards granted in any calendar year to any one Participant shall be 500,000 shares (or SARs based on the value of such number of shares). If any Performance Award is settled in cash, the amount of such cash can be no more than the Fair Market Value of the Stock underlying such Performance Award.

(e) *Cash Payment:* The maximum aggregate amount of compensation that may be paid under all Cash-Based Awards (including the Fair Market Value of any shares of Stock paid in satisfaction of such Cash-Based Awards) granted in any calendar year to any one Participant shall be $15,000,000.

(f) *Non-Employee Directors:* In addition to any other limitations set forth in this Section 4.10, Awards granted under the Plan during any calendar year to any one Participant who is a non-employee director shall be limited to an aggregate number of shares of Stock having a Fair Market Value on the grant date not to exceed $300,000.

To the extent required by Section 162(m) of the Code, shares subject to Options or SARs which are canceled shall continue to be counted against the limits set forth in paragraphs (a) and (b) immediately preceding.

4.11 *Repayment/Forfeiture/Claw-back of Awards*. Each Participant's Award (including any proceeds, gains, or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award) shall be conditioned on repayment, forfeiture, or claw-back in accordance with the Company's claw-back policy, if any, the Sarbanes-Oxley Act of 2002 and/or the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, if applicable, and any other applicable law and the related Award agreement shall reflect any such condition.

4.12 *Dividend Equivalents*. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to risk of forfeiture, as the Committee may specify. Notwithstanding the foregoing, Dividend Equivalents shall not be granted in connection with the grant of any Options or Stock Appreciation Right.

Section 5
Granting of Awards to Participants

5.1 *Participation.* Participants in the Plan shall be those Eligible Persons who, in the judgment of the Committee (or, pursuant to Section 3.4(b), the Chief Executive Officer of the Company), are performing, or during the term of their incentive arrangement will perform, vital services in the management, operation, and development of the Company or an Affiliate, and significantly contribute, or are expected to significantly contribute, to the achievement of the Company's long-term corporate economic objectives. Participants may be granted from time to time one or more Awards; provided, however, that the grant of each such Award shall be separately approved by the Committee or granted in accordance with Section 3.4(b) hereof, and receipt of one such Award shall not result in automatic receipt of any other Award. Upon determination that an Award is to be granted to a Participant, as soon as practicable, written notice shall be given to such person, specifying the terms, conditions, rights, and duties related thereto. Each Participant shall, if required by the Committee, enter into an agreement with the Company, in such form as the Committee shall determine and which is consistent with the provisions of the Plan, specifying such terms, conditions, rights, and duties. Awards shall be deemed to be granted as of the date specified in the grant resolution of the Committee (or, in the case of grants made pursuant to Section 3.4(b), in accordance with the guidelines established by the Committee), which date shall be the date of any related agreement with the Participant. In the event of any inconsistency between the provisions of the Plan and any such agreement entered into hereunder, the provisions of the Plan shall govern.

Awards granted to members of the Board shall be recommended to the full Board by the Management Development and Compensation Committee and approved by the full Board.

5.2 *Notification to Participants and Delivery of Documents.* As soon as practicable after such determinations have been made, each Participant shall be notified of (a) his/her designation as a Participant, (b) the date of grant, (c) the number and type of Awards granted to the Participant, (d) in the case of Performance Awards, the Performance Period and Performance Goals, (e) in the case of Restricted Stock or Restricted Stock Units, the Restriction Period (as defined in subsection 8.1), and (f) any other terms or conditions imposed by the Committee with respect to the Award.

5.3 *Delivery of Award Agreement.* This requirement for delivery of a written Award agreement is satisfied by electronic delivery of such agreement provided that evidence of the Participant's receipt of such electronic delivery is available to the Company and such delivery is not prohibited by applicable laws and regulations.


Section 6
Stock Options


6.1 *Grant of Stock Options.* Coincident with or following designation for participation in the Plan, an Eligible Person may be granted one or more Options. Grants of Options under the Plan shall be made by the Committee or in accordance with Section 3.4(b). In no event shall the exercise of one Option affect the right to exercise any other Option or affect the number of shares of Stock for which any other Option may be exercised, except as provided in subsection 6.2(j) hereof.

6.2 *Stock Option Agreements.* Each Option granted under the Plan shall be identified as either an Incentive Stock Option or a Non-Qualified Stock Option (or, if no such identification is made, then it shall be a Non-Qualified Stock Option) and evidenced by a written agreement which shall be entered into by the Company and the Participant to whom the Option is granted, and which shall contain the following terms and conditions set out in this subsection 6.2, as well as such other terms and conditions, not inconsistent therewith, as the Committee may consider appropriate.

(a) *Number of Shares.* Each Stock Option agreement shall state that it covers a specified number of shares of Stock, as determined by the Committee.

(b) *Price.* The price at which each share of Stock covered by an Option may be purchased, the Option Price, shall be determined in each case by the Committee and set forth in the Stock Option agreement. The price may vary according to a formula specified in the Stock Option agreement, but in no event shall the Option Price ever be less than the Fair Market Value of the Stock on the date the Option is granted.

(c) *No Backdating.* There shall be no backdating of Options, and each Option shall be dated the actual date that the Committee adopts the resolution awarding the grant of such Option.

(d) *Limitations on Incentive Stock Options.* No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns (or is attributed to own by virtue of the Internal Revenue Code) Stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any Affiliate unless (i) the exercise price of such Incentive Stock Option is at least 110 percent of the Fair Market

Value of a share of Stock at the time such Incentive Stock Option is granted and (ii) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

To the extent that the aggregate Fair Market Value of Stock of the Company with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other option plan of the Company (or any Affiliate) shall exceed $100,000, such Options shall be treated as Non-Qualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

(e) *Duration of Options*. Each Stock Option agreement shall state the period of time, determined by the Committee, within which the Option may be exercised by the Participant (the "Option Period"). The Option Period must end, in all cases, not more than ten years from the date an Option is granted.

(f) *Termination of Options*. During the lifetime of a Participant to whom a Stock Option is granted, the Stock Option may be exercised only by such Participant or, in the case of disability (as determined pursuant to the Company's Long-Term Disability Plan or any successor plan) by the Participant's designated legal representative, except to the extent such exercise would cause any Award intended to qualify as an ISO not to so qualify. Once a Participant to whom a Stock Option was granted dies, the Stock Option may be exercised only by the personal representative of the Participant's estate or, with respect to Stock Options that are not Incentive Stock Options, as otherwise provided in Section 15.2. Unless the Stock Option agreement shall specify a longer or shorter period, at the discretion of the Committee, then the Participant (or representative, or, if applicable pursuant to Section 15.2, designated beneficiary) may exercise the Stock Option for a period of up to three months after such Participant terminates employment or ceases to be a member of the Board.

(g) *Exercise, Payments, Etc*.

(i) Each Stock Option agreement shall provide that the method for exercising the Option granted therein shall be by delivery to the Administrative Agent of written notice specifying the number of shares of Stock with respect to which such Option is exercised and payment to the Company of the aggregate Option Price. Such notice shall be in a form satisfactory to the Committee and shall specify the particular Options (or portions thereof) which are being exercised and the number of shares of Stock with respect to which the Options are being exercised. The Participant's obligation to deliver written notice of exercise is satisfied by electronic delivery of such notice through means satisfactory to the Committee and prescribed by the Company. The exercise of the Option shall be deemed effective on the date such notice is received by the Administrative Agent and payment is made to the Company of the aggregate Option Price (the "Exercise Date"); however, if payment of the aggregate Option Price is made pursuant to a sale of shares of Stock as contemplated by subsection 6.2(g)(iv)(E) below, the Exercise Date shall be deemed to be the date of such sale. If requested by the Company, such notice shall contain the Participant's representation that he or she is purchasing the Stock for investment purposes only and his or her agreement not to sell any Stock so purchased in any manner that is in violation of the Exchange Act or any applicable state law, and such restriction, or notice thereof, shall be placed on the certificates representing the Stock so purchased. The purchase of such Stock shall take place upon delivery of such notice to the Administrative Agent, at which time the aggregate Option Price shall be paid in full to the Company by any of the methods or any combination of the methods set forth in subsection 6.2(g)(iv) below.

(ii) The shares of Stock to which the Participant is entitled as a result of the exercise of the Option shall be issued by the Company and either (A) delivered by electronic means to an account designated by the Participant or (B) delivered to the Participant in the form of a properly executed certificate or certificates representing such shares of Stock. If shares of Stock are used to pay all or part of the aggregate Option Price, the Company shall issue and deliver to the Participant the additional shares of Stock, in excess of the aggregate Option Price or portion thereof paid using shares of Stock, to which the Participant is entitled as a result of the Option exercise.

(iii) The Company's obligation to deliver the shares of Stock to which the Participant is entitled as a result of the exercise of the Option shall be subject to the payment in full to the Company of the aggregate Option Price and the required tax withholding.

(iv) The aggregate Option Price shall be paid by any of the following methods or any combination of the following methods:

    (A) in cash, including the wire transfer of funds in U.S. dollars to one of the Company's bank accounts located in the United States, with such bank account to be designated from time to time by the Company;

    (B) by personal, certified, or cashier's check payable in U.S. dollars to the order of the Company;

    (C) by delivery to the Company or the Administrative Agent of certificates representing a number of shares of Stock then owned by the Participant, the aggregate Fair Market Value of which (as of the Exercise Date) is equal to the aggregate Option Price of the Option being exercised, properly endorsed for transfer to the Company;

    (D) by certification or attestation to the Company or the Administrative Agent of the Participant's ownership (as of the Exercise Date) of a number of shares of Stock, the aggregate Fair Market Value of which (as of the Exercise Date) is not greater than the aggregate Option Price of the Option being exercised; or

    (E) by delivery to the Company or the Administrative Agent of a properly executed notice of exercise together with irrevocable instructions to a broker to promptly deliver to the Company, by wire transfer or check as noted in subsection 6.2(g)(iv)(A) and (B) above, the amount of the proceeds of the sale of all or a portion of the Stock or of a loan from the broker to the Participant necessary to pay the aggregate Option Price.

(h) *Tax Withholding*. Each Stock Option agreement shall provide that, upon exercise of the Option, the Participant shall make appropriate arrangements with the Company to provide for not less than the minimum amount of tax withholding required by law, including without limitation Sections 3102 and 3402 or any successor section(s) of the Internal Revenue Code and applicable state and local income and other tax laws, by payment of such taxes in cash (including wire transfer), by check, or as provided in Section 12 hereof.

(i) *Repricing Prohibited*. Subject to Sections 4, 6, 13, 14, and 17, outstanding Stock Options granted under this Plan shall not be repriced without approval by the Company's stockholders. In particular, neither the Board nor the Committee may take any action: (1) to amend the terms of an outstanding Option or SAR to reduce the Option Price or grant price thereof, cancel an Option or SAR and replace it with a new Option or SAR with a lower Option Price or grant price, or take any other action (whether in the form of an amendment, cancellation or replacement grant, or a cash-out of underwater options) that has an economic effect that is the same as any such reduction or cancellation or (2) to cancel an outstanding Option or SAR having an Option Price or grant price above the then-current Fair Market Value of the Stock in exchange for the grant of another type of Award, without, in each such case, first obtaining approval of the stockholders of the Company of such action.

(j) *Stockholder Privileges*. No Participant shall have any rights as a stockholder with respect to any shares of Stock covered by an Option until the Participant becomes the holder of record of such Stock. Except as provided in Section 4 hereof, no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date on which such Participant becomes the holder of record of such Stock.

(k) *Section 409A Avoidance*. Once granted, no Stock Option shall be modified, extended, or renewed in any way that would cause the Stock Option to be subject to Internal Revenue Code Section 409A. The Option Period shall not be extended to any date that would cause the Stock Option to become subject to Internal Revenue Code Section 409A. The Option Price shall not be adjusted to reflect any dividends declared and paid on the Stock between the date of grant and the date the Stock Option is exercised.

(l) *Vesting Period*. Each Stock Option agreement shall state the vesting period (the period which ends as of a date that the Option is no longer restricted or subject to forfeiture) that applies to the specified number of shares of Stock granted pursuant thereto. In respect of the employees of the Company (including executive officers), such vesting period for the entire Option award shall in no event be less than three years following the grant date, and, subject to Sections 13 and 14 of the Plan, the Committee may not waive such minimum vesting period except in the case of the Participant's death or disability.

Section 7
Stock Appreciation Rights

7.1 *Stock Appreciation Rights*. The Committee [or, if so provided pursuant to Section 3.4(b), the Chief Executive Officer of the Company] is authorized to grant SARs to Participants either alone ("freestanding") or in tandem with other Awards, including Performance Awards, Options, and Restricted Stock. Stock Appreciation Rights granted in tandem with any Award must be granted at the same time as the Award is granted. Stock Appreciation Rights granted in tandem with Options shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Options. Options granted in tandem with Stock Appreciation Rights shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Appreciation Rights. The Committee shall establish the terms and conditions applicable to any Stock Appreciation Rights, which terms and conditions need not be uniform but may not be inconsistent with the terms of the Plan. Freestanding Stock Appreciation Rights shall generally be subject to terms and conditions substantially similar to those described in Section 4 and subsection 6.2 for Options, including, but not limited to, the requirements of subsections 6.2(b), (d), (i), and (l) and subsection 4.7 regarding general adjustment rules, minimum price, duration, and prohibition on repricing.

7.2 *Section 409A Avoidance*. The SAR Price may be fixed on the date it is granted or the SAR Price may vary according to an objective formula specified by the Committee at the time of grant. However, the SAR Price can never be less than the Fair Market Value of the Stock on the date of grant. The SAR grant must specify the number of shares to which it applies, which must be fixed at the date of grant [subject to adjustment pursuant to Sections 4, 6, and 12]. Once granted, no SAR shall be modified, extended, or renewed in any way that would cause the SAR to be subject to Internal Revenue Code Section 409A. The period during which the SAR may be exercised shall not be extended to any date that would cause the SAR to become subject to Internal Revenue Code Section 409A. The value of the SAR shall not be adjusted to reflect any dividends declared and paid on the Stock between the date of grant and the date the SAR is exercised.

Section 8
Restricted Stock and Restricted Stock Units

8.1 *Restriction Period*. At the time an Award of Restricted Stock or Restricted Stock Units is made, the Committee shall establish the terms and conditions applicable to such Award, including the period of time [the "Restriction Period"] and attainment of performance goals during which certain restrictions established by the Committee shall apply to the Award. In respect of the employees of the Company [including executive officers], such Restriction Period, the time ending as of the date upon which the entire Award of Restricted Stock or Restricted Stock Units is no longer restricted or subject to forfeiture provisions, shall in no event be less than three years following the initial grant date of the Award of Restricted Stock or Restricted Stock Units [such Restriction Period to include periods of time during which the achievement of specific performance goals or other performance is measured with respect to such Awards], and, subject to Sections 13 and 14 of the Plan, the Committee may not waive such minimum Restriction Period except in the case of the Participant's death or disability. Awards of Restricted Stock or Restricted Stock Units may also be made in accordance with Section 3.4(b). Each such Award, and designated portions of the same Award, may have a different Restriction Period. Except as permitted or pursuant to Sections 13 and 14 hereof, the Restriction Period applicable to a particular Award shall not be changed. Restricted Stock or Restricted Stock Units may or may not be subject to Internal Revenue Code Section 409A. If they are subject to Internal Revenue Code Section 409A, the grant of the Restricted Stock or Restricted Stock Units must contain the provisions needed to comply with the requirements of Internal Revenue Code Section 409A, including but not limited to [i] the timing of any election to defer receipt of the Restricted Stock or Restricted Stock Units beyond the date of vesting, [ii] the timing of any payout election, and [iii] the timing of the settlement of Restricted Stock or a Restricted Stock Unit. Restricted Stock or Restricted Stock Units that are subject to Internal Revenue Code Section 409A may be adjusted to reflect any dividends declared and paid on the Stock between the date of grant and the date the Restricted Stock or Restricted Stock Unit vests, but only to the extent permitted in IRS guidance of general applicability.

8.2 *Certificates for Stock*. Restricted Stock shall be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock represented by a stock certificate registered in the name of the Participant.

8.3 *Restricted Stock Terms and Conditions*. Participants shall have the right to enjoy all shareholder rights during the Restriction Period except that:

(a) The Participant shall not be entitled to delivery of the Stock certificate until the Restriction Period shall have expired.

(b) The Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the Stock during the Restriction Period.

(c) A breach of the terms and conditions established by the Committee with respect to the Restricted Stock shall cause a forfeiture of the Restricted Stock and any dividends withheld thereon.

(d) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may specify whether any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under this Plan. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

8.4 *Restricted Stock Units*. The Committee (or, if so provided pursuant to Section 3.4(b), the Chief Executive Officer of the Company) is authorized to grant Restricted Stock Units to Participants, which are rights to receive Stock at the end of a specified deferral period, subject to the following terms and conditions:

Award and Restrictions. Settlement of an Award of Restricted Stock Units shall occur as specified for such Restricted Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant pursuant to Section 8.5) in the related Award agreement. In addition, Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the vesting or deferral period, as the case may be, or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. Restricted Stock Units shall be satisfied by the delivery of cash or Stock in the amount equal to the Fair Market Value of the specified number of shares of Stock covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

8.5 *Deferral of Receipt of Restricted Stock Units*. With the consent of the Committee, a Participant who has been granted a Restricted Stock Unit may by compliance with the then applicable procedures under the Plan irrevocably elect in writing to defer receipt of all or any part of any distribution associated with that Restricted Stock Unit Award in accordance with either the terms and conditions of the Deferred Delivery Plan or the terms and conditions specified under the grant agreement and related documents. The terms and conditions of any such deferral, including, but not limited to, the period of time for, and form of, election; the manner and method of payout; and the use and form of Dividend Equivalents in respect of stock-based units resulting from such deferral, shall be as determined by the Committee. The Committee may, at any time and from time to time, but prospectively only except as hereinafter provided, amend, modify, change, suspend, or cancel any and all of the rights, procedures, mechanics, and timing parameters relating to such deferrals. In addition, the Committee may, in its sole discretion, accelerate the pay out of such deferrals (and any earnings thereon), or any portion thereof, either in a lump sum or in a series of payments, but only to the extent that the payment or the change in timing of the payment will not cause a violation of Internal Revenue Code Section 409A.

8.6 *Bonus Stock and Awards in Lieu of Obligations*. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of obligations to pay cash or deliver other property under this Plan or under plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee. In the case of any grant of Stock to an officer of the Company or an Affiliate in lieu of salary or other cash compensation, the number of shares granted in place of such compensation shall be reasonable, as determined by the Committee.

Section 9
Performance Awards

9.1 *Compliance with Section 162(m).* The provisions of the Plan are intended to ensure that all Options and SARs granted hereunder to any Participant who is a Covered Employee at the time of exercise of such Option or SAR qualify for exemption from the limitation on deductibility imposed by Section 162(m) and that such Options and SARs shall therefore be considered Performance-Based Compensation and the Plan shall be interpreted and operated consistent with that intention. The Committee may designate any Award (other than an Option or SAR) as Performance-Based Compensation upon grant, in each case based upon a determination that (i) the Participant is designated a Covered Employee with respect to such Award and (ii) the Committee wishes such Award to be subject this Section 9 and qualify for exemption from the limitation on deductibility imposed by Section 162(m). The Committee shall have the sole authority to specify which Awards are to be granted in compliance with this Section 9 and treated as Performance-Based Compensation. The term "Performance-Based Compensation" means compensation under an Award that is intended to satisfy the requirements of Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding any provision of the Plan to the contrary, nothing in the Plan shall be construed to mean that an Award that does not satisfy the requirements for performance-based compensation under Section 162(m) does not constitute performance-based compensation for other purposes, including Internal Revenue Code Section 409A.

9.2 *Establishment of Performance Goals for Company*. Performance Goals applicable to an Award intended to qualify as Performance-Based Compensation shall be established by the Committee in its absolute discretion on or before the date of grant and within the time period prescribed by, and shall otherwise comply with the requirements of, Internal Revenue Code Section 162(m)(4)(C), or any successor provision thereto, and the regulations thereunder, for performance-based compensation. Such Performance Goals may include or be based upon any of the following criteria, either in absolute amount, per share, or per barrel of oil equivalent (boe): pretax income or after tax income, operating profit, return on equity, return on capital employed, total shareholder return, capital or investment, earnings, book value, increase in cash flow return, sales or revenues, operating expenses (including, but not limited to, lease operating expenses, severance taxes and other production taxes, gathering and transportation, general and administrative costs, and other components of operating expenses), stock price appreciation, implementation or completion of critical projects or processes, production growth, reserve growth, and/or corporate acquisition goals based on value of assets acquired or similar objective measures.

Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of a particular criteria or attaining a percentage increase or decrease in a particular criteria, and may be applied relative to internal goals or levels attained in prior years or related to other companies or indices or as ratios expressing relationship between Performance Goals, or any combination thereof, as determined by the Committee.

The Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur, and a maximum level of performance at which full vesting will occur.

The Committee may in its discretion classify Participants into as many groups as it determines, and as to any Participant relate his/her Performance Goals partially, or entirely, to the measured performance, either absolutely or relatively, of an identified subsidiary, division, operating company, test strategy, or new venture of the Company and/or its Affiliates.

Notwithstanding any other provision of the Plan, payment or vesting of any Award intended to qualify as Performance-Based Compensation shall not be made until the applicable Performance Goals have been satisfied and any other material terms of such Award were in fact satisfied. The Committee shall certify in writing the attainment of each Performance Goal. Notwithstanding any provision of the Plan to the contrary, with respect to any Award intended to qualify as Performance-Based Compensation, the Committee shall have no discretion to increase the amount payable pursuant to Awards that are intended to qualify as Performance-Based Compensation beyond the amount that would otherwise be payable upon attainment of the applicable Performance Goal(s). The Committee shall, however, retain the discretion to decrease the amount payable pursuant to such Awards below the amount that would otherwise be payable upon attainment of the applicable Performance Goal(s), either on a formula or discretionary basis or any combination, as the Committee determines. The Committee may determine with respect to any Award intended to qualify as Performance-Based Compensation that an evaluation of performance may include or exclude the impact, if any, on reported financial results of any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) changes in tax laws, accounting principles, or other laws or provisions, (d) reorganization or restructuring programs, (e) acquisitions or divestitures, (f) foreign exchange gains and losses, or (g) gains and losses that are treated as unusual or infrequent under Accounting Standards Codification Topic 225. Such inclusions or exclusions shall be prescribed in a form and at a time that meets the requirements of Code Section 162(m) for qualification of the Award as Performance-Based Compensation. The Committee may not waive the achievement of the applicable Performance Goals with respect to an Award intended to qualify as Performance-Based Compensation, except in the case of the Participant's death or disability, or a Change of Control.

9.3 *Levels of Performance Required to Earn Performance Awards*. At or about the same time that Performance Goals are established for a specific period, the Committee shall in its absolute discretion establish the percentage of the Award intended to qualify as Performance-Based Compensation granted for such Performance Period which shall be earned by the Participant for various levels of performance measured in relation to achievement of Performance Goals for such Performance Period. The Committee shall have the discretion to determine the Performance Period for any Participant, including any new hiree Participant, which may be for a Performance Period of less than one year; provided, however, that any such Performance Award intended to be Performance-Based Compensation must satisfy the requirements of Section 162(m).

9.4 *Committee Discretion.* In the event that applicable tax or securities laws change to permit Committee discretion to alter the governing performance measures or permit flexibility with respect to the terms of any Award or Awards to be treated as Performance-Based Compensation without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. Performance Awards shall include Awards intended to qualify as Performance-Based Compensation and any other Awards using the criteria set forth in this Section 9, provided that, for Awards not intended to qualify as Performance-Based Compensation, the Committee, in its sole discretion, may make Performance Awards based on any criteria or performance measures it determines to be appropriate and may increase or decrease the amount payable pursuant to such Awards as it subjectively determines.

9.5 *Other Restrictions*. The Committee shall determine the terms and conditions applicable to any Performance Award, which may include restrictions on the payment of cash or the delivery of Stock payable in connection with the Performance Award and restrictions that could result in the future forfeiture of all or part of any cash or Stock earned. The Committee may provide that shares of Stock issued in connection with a Performance Award be held in escrow and/or legended. Performance Awards may or may not be subject to Internal Revenue Code Section 409A. If a Performance Award is subject to Internal Revenue Code Section 409A, the Performance Award grant agreement shall contain the terms and conditions needed to comply with the requirements of Internal Revenue Code Section 409A, including but not limited to (i) the timing of any election to defer receipt of the Performance Award, (ii) the timing of any payout election, and (iii) the timing of the actual payment of the Performance Award. Performance Awards that are subject to Internal Revenue Code Section 409A may be adjusted to reflect any dividends declared and paid on the Stock between the date of grant and the date the Performance Award is paid, but only to the extent permitted in IRS guidance of general applicability.

9.6 *Notification to Participants*. Promptly after the Committee has established the Performance Goals with respect to a Performance Award, the Participant shall be provided with written notice of the Performance Goals so established.

9.7 *Measurement of Performance against Performance Goals*. The Committee shall, as soon as practicable after the close of a Performance Period, determine (a) the extent to which the Performance Goals for such Performance Period have been achieved and (b) the percentage of the Performance Awards earned as a result.

These determinations shall be absolute and final as to the facts and conclusions therein made and be binding on all parties. Promptly after the Committee has made the foregoing determination, each Participant who has earned Performance Awards shall be notified. For all purposes of this Plan, notice shall be deemed to have been given the date action is taken by the Committee making the determination. Participants may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of all or any portion of their Performance Awards during the Performance Period.

9.8 *Treatment of Performance Awards Earned*. Upon the Committee's determination that a percentage of any Performance Award has been earned for a Performance Period, Participants to whom such earned Performance Awards have been granted and who have been in the employ of the Company or Affiliates continuously from the date of grant until the end of the Performance Period, subject to the exceptions set forth in the Performance Award agreement and in Sections 11 and 13 hereof, shall be entitled, subject to the other conditions of this Plan, to payment in accordance with the terms and conditions of the Performance Awards. Performance Awards shall under no circumstances become earned or have any value whatsoever for any Participant who is not in the employ of the Company or its Affiliates continuously during the entire Performance Period for which such Performance Award was granted, except as provided in Sections 11 and 13.

9.9 *Payment of Performance Awards.* Payment of a Performance Award for a Performance Period may be made in cash or Stock as determined by the Committee, in its sole discretion, or as provided in the Award agreement.

9.10 *Subsequent Performance Award Grants.* Following the grant of Performance Awards with respect to a Performance Period, additional Participants may be designated by the Committee for grant of Performance Awards for such Performance Period subject to the same terms and conditions set forth for the initial grants, except that the Committee, in its sole discretion, may reduce the value of the amounts to which subsequent Participants may become entitled, prorated according to reduced time spent during the Performance Period, and the applicable Performance Award agreement shall be modified to reflect such reduction.

9.11 *Stockholder Privileges.* No Participant shall have any rights as a stockholder with respect to any shares of Stock covered by a Performance Award until the Participant becomes the holder of record of such Stock.

Section 10
Cash-Based Awards

10.1 *Grant of Cash-Based Awards.* The Committee may grant Cash-Based Awards not otherwise described by the terms of the Plan to a Participant in such amounts and upon such terms and conditions as the Committee shall determine. The Committee, in its sole discretion, may designate a Cash-Based Award as a Performance Award.

10.2 *Cash-Based Award Agreement.* Each grant of Cash-Based Awards under the Plan shall be evidenced by a written agreement which shall be entered into by the Company and the Participant to whom the Cash-Based Award is granted (or, in the alternative, a written statement provided by the Company to the Participant). Such written agreement or statement shall set forth the terms and conditions applicable to each Cash-Based Award.

10.3 *Vesting and Other Conditions.* A Cash-Based Award may be subject to the completion of a service period, the achievement of one or more performance conditions or such other conditions and requirements as determined by the Committee, in its sole discretion. Each Cash-Based Award shall specify a potential payment amount or payment range as determined by the Committee. If the Committee exercises its discretion to subject the vesting of a Cash-Based Award to the achievement of one or more performance conditions, the amount of the Cash-Based Award that shall be paid to the Participant will depend on the extent to which such performance conditions are met and the satisfaction of any service-based payment conditions.

10.4 *Payment of Cash-Based Awards.* Payment, if any, with respect to Cash-Based Awards shall be made in accordance with the terms of the applicable Award agreement or statement, as determined by the Committee, in its sole discretion. The timing and form of the payment of a Cash-Based Award shall be determined by the Committee and set forth in the applicable Award agreement or statement, unless the Committee chooses to provide in the applicable Award agreement or statement that a Participant may elect in accordance with such procedures and limitations as the Committee may specify, the timing and form of payout.

Section 11
Termination of Employment, Death, Disability, etc.

11.1 *Termination of Employment.* Except as provided herein, the treatment of an Award upon a termination of employment or any other service relationship by and between a Participant and the Company or an Affiliate shall be specified in the agreement controlling such Award. To the extent such Award is subject to Section 409A of the Code, such termination of employment or any other service relationship shall be a "separation from service" within the meaning of Treasury Regulation Section 1.409A-1(h) with respect to any Award intended to comply with Section 409A of the Internal Revenue Code; provided, that a "separation from service" shall occur only if both the Company and the Participant expect the Participant's level of services to permanently drop by more than half. For the avoidance of doubt, the Participant's employment shall be deemed to terminate on the last day of his active and actual employment with the Company or Affiliate, whether that date is chosen unilaterally by the Company or Affiliate or by mutual agreement and whether or not advance notice is given. No period of notice that is, or ought to be, given under applicable law shall be taken into account in determining entitlement to exercise or settlement of an Award under the Plan.

11.2 *Termination for Cause*. If the employment of the Participant by the Company is terminated for cause, as determined by the Committee, all Awards to such Participant shall thereafter be void for all purposes. As used in subsections 11.2, and 11.3 hereof, "cause" shall mean an act of the Participant that constitutes common law fraud, a felony, or gross malfeasance of duty. The effect of this subsection 11.2 shall be limited to determining the consequences of a termination and that nothing in this subsection 11.2 shall restrict or otherwise interfere with the Company's discretion with respect to the termination of any employee.

11.3 *Performance Awards.* Except as set forth below, each Performance Award shall state that each such Award shall be subject to the condition that the Participant has remained an Eligible Person from the date of grant until the applicable vesting date as follows:

(a) If the Participant voluntarily leaves the employment of the Company or an Affiliate, or if the employment of the Participant is terminated by the Company for cause or otherwise, any Performance Award to such Participant not previously vested shall thereafter be void and forfeited for all purposes.

(b) Unless otherwise provided in an Award agreement, a Participant shall become vested in all Performance Awards that have met the Performance Goals within the Performance Period on the date the Participant retires from employment with the Company on or after attaining retirement age (which for all purposes of this Plan is determined to be age 65, unless otherwise designated by the Committee at the time the Award is granted), on the date the Participant dies while employed by the Company, or on the date the Participant terminates service with the Company and the Affiliates due to permanent disability (as determined pursuant to the Company's Long-Term Disability Plan or any successor plan, unless the Performance award is subject to Internal Revenue Code Section 409A, in which case "permanent disability" must also fall within the meaning specified in Internal Revenue Code Section 409A(a)(2)(C) or a more restrictive meaning established by the Committee) while employed by the Company. Such Participant shall not become entitled to any payment which may arise due to the occurrence of a Performance Goal after the Participant dies, terminates service due to permanent disability, or retires. The amount of payment shall be determined under an Award agreement and such payment shall occur as soon as administratively convenient following the date the Participant dies, terminates service due to permanent disability, or retires, but in no event shall the payment occur later than March 15 in the calendar year immediately following the calendar year in which the Participant died, so terminates service, or retired. If the Participant dies before receiving payment, the payment shall be made to those entitled pursuant to Section 15.2 of this Plan.

11.4 *Forfeiture Provisions*. Subject to Sections 13 and 15, in the event a Participant terminates employment during a Restriction Period for the Participant's Restricted Stock or Restricted Stock Units, such Awards will be forfeited; provided, however, that the Committee may provide for proration or full payout in the event of (a) death, (b) permanent disability, or (c) any other circumstances the Committee may determine.

Section 12
Tax Withholding

12.1 *Withholding Requirement*. The Company and any Affiliate is authorized to withhold from any Award granted, or any payment relating to an Award under this Plan, including from a distribution of Stock, amounts of withholding and other taxes or social security payments due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax or social security obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof, in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis at the discretion of the Committee.

12.2 *Withholding Requirement – Stock Options and SARs*. The Company's obligations to deliver shares of Stock upon the exercise of an Option or SAR shall be subject to the Participant's satisfaction of all applicable federal, state, and local income and other tax and social security withholding requirements.

12.3 At the time the Committee grants an Option, it may, in its sole discretion, grant the Participant an election to pay all such amounts of required tax withholding, or any part thereof:

(a) by the delivery to the Company or the Administrative Agent of a number of shares of Stock then owned by the Participant, the aggregate Fair Market Value of which (as of the Exercise Date) is not greater than the amount required to be withheld;

(b) by certification or attestation to the Company or the Administrative Agent of the Participant's ownership (as of the Exercise Date) of a number of shares of Stock, the aggregate Fair Market Value of which (as of the Exercise Date) is not greater than the amount required to be withheld; or

(c) by the Company or the Administrative Agent withholding from the shares of Stock otherwise issuable to the Participant upon exercise of the Option, a number of shares of Stock, the aggregate Fair Market Value of which (as of the Exercise Date) is not greater than the amount required to be withheld. Any such elections by Participants to have shares of Stock withheld for this purpose will be subject to the following restrictions:

(i) all elections shall be made on or prior to the Exercise Date; and

(ii) all elections shall be irrevocable.

12.4 *Section 16 Requirements*. If the Participant is an officer or director of the Company within the meaning of Section 16 or any successor section(s) of the Exchange Act ("Section 16"), the Participant must satisfy the requirements of Section 16 and any applicable rules and regulations thereunder with respect to the use of shares of Stock to satisfy such tax withholding obligation.

12.5 *Restricted Stock and Performance Award Payment and Tax Withholding*. Each Restricted Stock and Performance Award agreement shall provide that, upon payment of any entitlement under such an Award, the Participant shall make appropriate arrangements with the Company to provide for the amount of minimum tax and social security withholding required by law, including without limitation Sections 3102 and 3402 or any successor section(s) of the Internal Revenue Code and applicable state and local income and other tax and social security laws. The withholding may be deducted from the Award. Any payment under such an Award shall be made in a proportion of cash and shares of Stock, determined by the Committee, such that the cash portion shall be sufficient to cover the withholding amount required by this Section. The cash portion of any payment shall be based on the Fair Market Value of the shares of Stock on the applicable date of vesting to which such tax withholding relates. Such cash portion shall be withheld by the Company to satisfy applicable tax and social security withholding requirements.

Section 13
Change of Control

13.1 *In General*. In the event of the occurrence of a Change of Control of the Company and unless otherwise provided in an applicable Award Agreement:

(a) Without further action by the Committee or the Board,

all outstanding Options shall fully vest upon the Participant's Involuntary Termination or Voluntary Termination with Cause occurring on or after a Change of Control. Such newly vested Options shall be fully exercisable as of the date of the Involuntary Termination or Voluntary Termination with Cause on or after a Change of Control occurs.

(b) Without further action by the Committee or the Board,

all unvested Restricted Stock Awards and Restricted Stock Units shall fully vest upon the Participant's Involuntary Termination or Voluntary Termination with Cause occurring on or after a Change of Control. Such newly vested Restricted Stock Units shall be converted to Stock and the Participant shall be issued the requisite number of shares, after any withholding under Section 12, as soon as administratively practicable after the Involuntary Termination or Voluntary

Termination with Cause on or after a Change of Control occurs, unless the Participant had elected to defer Restricted Stock Units to the Deferred Delivery Plan in which case the Participant's account in the Deferred Delivery Plan shall be credited with deferred Restricted Stock Units as of the date of the Involuntary Termination or Voluntary Termination with Cause on or after the Change of Control occurs.

    (c)   Assuming the achievement of a Performance Goal, the entitlement to receive cash and Stock under any outstanding Performance Award grants shall vest automatically, without further action by the Committee or the Board, and shall become payable as follows:

       (i)   If such Change of Control occurs subsequent to the achievement of a Performance Goal, any remainder of such payout amount shall vest as of the date of the Participant's Involuntary Termination or Voluntary Termination with Cause occurring on or after the date of such Change of Control and shall be paid by the Company to the Participant within thirty (30) days of the date of such Involuntary Termination or Voluntary Termination with Cause which occurs on or after the date of the Change of Control in the manner set out in subsection 13.1 hereof.

       (ii)   If such Change of Control occurs prior to the achievement of a Performance Goal, the applicable payout amount shall vest in full for which the Performance Period has not yet ended as of the date of the Participant's Involuntary Termination or Voluntary Termination with Cause occurring on or after such Change of Control and shall be paid by the Company to the Participant within thirty (30) days after the later of (1) the date of the Participant's Involuntary Termination or Voluntary Termination with Cause or (2) the date that the Performance Period ends. The payment will occur only if the Participant is employed at the time that the Performance Period ends or if the Performance Period ends after the Participant's Involuntary Termination or Voluntary Termination with Cause occurring on or after the Change of Control. For purposes of this paragraph, the Committee shall determine whether, and to what extent, any such Performance Goal has been met as of the trading day immediately prior to the date of the Change of Control.

       (iii)   Notwithstanding the foregoing, upon the occurrence of a Change of Control, all Performance Awards will be governed by the Award agreement, including, but not limited to, the determination of the payment amount, vesting, and the timing of such payment.

    (d)   To the extent that any Award is subject to Internal Revenue Code Section 409A, the Award shall contain appropriate provisions to comply with Internal Revenue Code Section 409A, which shall supersede the provisions of subsections (a), (b), and (c).

Section 14
Reorganization or Liquidation

In the event that the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, or if all or substantially all of the assets or more than 20 percent of the outstanding voting stock of the Company is acquired by any other corporation, business entity, or person, or in case of a reorganization (other than a reorganization under the United States Bankruptcy Code) or liquidation of the Company, then the Committee, or the board of directors of any corporation assuming the obligations of the Company, shall, as to the Plan and outstanding Awards make appropriate provision for the adoption and continuation of the Plan by the acquiring or successor corporation and for the protection of any holders of such outstanding Awards by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated, or otherwise reorganized corporation which will be issuable with respect to the Stock. Additionally, upon the occurrence of such an event and provided that a Performance Goal has occurred, upon written notice to the Participants, the Committee may accelerate the vesting and payment dates of the entitlement to receive cash and Stock under outstanding Awards so that all such existing entitlements are paid prior to any such event. If a Performance Goal has not yet been attained, the Committee in its discretion may make equitable payment or adjustment.

In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of an agreement applicable to any Award or by resolution adopted prior to the occurrence of a Change of Control or an event described in this Section 14, that any outstanding Award (or portion thereof) shall be converted into a right to receive cash, on or as soon as practicable following the closing date or expiration date of the transaction resulting in the Change of Control or such event in an amount equal to the highest value of the consideration to be received in connection with such transaction for one share of Stock, or, if higher, the highest Fair Market Value of a share of Stock during the thirty (30) consecutive business days immediately prior to the closing date or expiration date of such transaction, less the per-share Option Price or grant price of SARs, as applicable to the Award, multiplied by the number of shares subject to such Award, or the applicable portion thereof.

Section 15
Rights of Employees and Participants

15.1 *Employment*. Neither anything contained in the Plan or any agreement nor the granting of any Award under the Plan shall confer upon any Participant any right with respect to the continuation of his or her employment by the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate, at any time, to terminate such employment or to increase or decrease the level of the Participant's compensation from the level in existence at the time of the Award.

An Eligible Person who has been granted an Award in one year shall not necessarily be entitled to be granted Awards in subsequent years.

15.2 *Non-transferability*. Except as otherwise determined at any time by the Committee as to any Awards other than ISOs, no right or interest of any Participant in an Award granted pursuant to the Plan shall be assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily, or subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge, bankruptcy, or court order; provided that the Committee may permit further transferability of Awards other than ISOs, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability, subject to any applicable Restriction Period; provided further, however, that no Award may be transferred for value or other consideration without first obtaining approval thereof by the stockholders of the Company. In the event of a Participant's death, a Participant's rights and interests in any Award as set forth in an Award agreement, shall be transferable by testamentary will or the laws of descent and distribution, or, with respect to Awards other than Incentive Stock Options, a beneficiary designation that is in a form approved by the Committee and in compliance with the provisions of this Plan, applicable law, and the applicable Award agreement, and payment of any entitlements due under the Plan shall be made to the Participant's designated beneficiary, legal representatives, heirs, or legatees, as applicable. If in the opinion of the Committee a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for his or her affairs because of mental condition, physical condition, or age, payment due such person may be made to, and such rights shall be exercised by, such person's guardian, conservator, or other legal personal representative upon furnishing the Committee with evidence satisfactory to the Committee of such status. If any individual entitled to payment or to exercise rights with respect to the Plan is a minor, the Committee shall cause the payment to be made to (or the right to be exercised by) the custodian or representative who, under the state law of the minor's domicile, is authorized to act on behalf of the minor or is authorized to receive funds on behalf of the minor. With respect to those Awards, if any, that are permitted to be transferred to another individual, references in the Plan to exercise or payment related to such Awards by or to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee. A Participant's unexercised Option or SAR, or amounts due but remaining unpaid to such Participant, at the Participant's death, shall be exercised or paid as designated by the Participant by will or by the laws of descent and distribution, or, with respect to any unexercised Option or SAR other than an Incentive Stock Option, in accordance with the Participant's beneficiary designation in a form approved by the Committee and in compliance with the provisions of this Plan, applicable law and the applicable Award agreement. In the event any Award is exercised by or otherwise paid to the executors, administrators, heirs, or distributees of the estate of a deceased Participant, or the transferee or designated beneficiary of an Award, in any such case, pursuant to the terms and conditions of the Plan and the applicable Award agreement and in accordance with such terms and conditions as may be specified from time to time by the Committee, the Company shall be under no obligation to issue shares of Stock thereunder unless and until the Company is satisfied, as determined in the discretion of the Committee, that the person or persons exercising such Award, or to receive such payment, are the duly appointed legal representative of the deceased Participant's estate or the proper legatees or distributees thereof, or the valid transferee or designated beneficiary of such Award, as applicable. Any purported assignment, transfer, or encumbrance of an Award that does not comply with this Section 15.2 shall be void and unenforceable against the Company.

15.3 *Noncompliance with Internal Revenue Code Section 409A*. If an Award is subject to the requirements of Internal Revenue Code Section 409A, to the extent that the Company or an Affiliate takes any action that causes a violation of

Internal Revenue Code Section 409A or fails to take reasonable actions required to comply with Internal Revenue Code Section 409A, in each case as determined by the Committee, the Company shall pay an additional amount to the Participant (or beneficiary) equal to the additional income tax imposed pursuant to Internal Revenue Code Section 409A on the Participant as a result of such violation, plus any taxes imposed on this additional payment.

Section 16
Other Employee Benefits

The amount of any income deemed to be received by a Participant as a result of the payment under an Award or exercise shall not constitute "earnings" or "compensation" with respect to which any other employee benefits of such Participant are determined, including without limitation benefits under any pension, profit sharing, life insurance, or salary continuation plan.

Section 17
Amendment, Modification, and Termination

The Committee or the Board may at any time terminate, and from time to time may amend or modify the Plan, and the Committee or the Board may, to the extent permitted by the Plan, from time to time amend or modify the terms of any Award theretofore granted, including any Award agreement, in each case, retroactively or prospectively; provided, however, that no amendment or modification of the Plan may become effective without approval of the amendment or modification by the Company's stockholders if stockholder approval is required to enable the Plan to satisfy an applicable statutory or regulatory requirements, unless the Company, on the advice of outside counsel, determines that stockholder approval is not necessary.

Notwithstanding any other provision of this Plan, no amendment, modification, or termination of the Plan or any Award shall adversely affect the previously accrued material rights or benefits of a Participant under any outstanding Award theretofore awarded under the Plan, without the consent of such Participant holding such Award, except to the extent necessary to avoid a violation of Internal Revenue Code Section 409A or the Board or the Committee determines, on advice of outside counsel or the Company's independent accountants, that such amendment or modification is required for the Company, the Plan, or the Award to satisfy, comply with, or meet the requirements of any law, regulation, listing rule, or accounting standard applicable to the Company.

The Committee shall have the authority to adopt (without the necessity for further stockholder approval) such modifications, procedures, and subplans as may be necessary or desirable to comply with the provisions of the laws (including, but not limited to, tax laws and regulations) of countries other than the United States in which the Company may operate, so as to assure the viability of the benefits of the Plan to Participants employed in such countries.

Section 18
Requirements of Law

18.1 *Requirements of Law*. The issuance of Stock and the payment of cash pursuant to the Plan shall be subject to all applicable laws, rules, and regulations, including applicable federal and state securities laws. The Company may require a Participant, as a condition of receiving payment under an Award, to give written assurances in substance and form satisfactory to the Company and its counsel to such effect as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws.

18.2 *Section 409A of the Code*. It is intended that this Plan shall comply with the provisions of, or an exemption from, Internal Revenue Code Section 409A and the Treasury regulations relating thereto. Awards are intended to be exempt from Internal Revenue Code Section 409A to the extent possible. Any Award or payment that qualifies for an exemption shall be considered as the first payment(s) made under the Plan. For purposes of the limitations on nonqualified deferred compensation under Internal Revenue Code Section 409A, each payment of compensation under this Plan shall be treated as a separate payment of compensation for purposes of applying the deferral election rules and the exemption for certain short-term deferral amounts under Internal Revenue Code Section 409A. In no event may the Participant, directly or indirectly, designate the calendar year of any payment subject to Internal Revenue Code Section 409A under this Plan.

Six-Month Delay for Specified Participants. Notwithstanding any other provision of this Plan, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the "deferral of compensation" within the meaning of Internal Revenue Code Section 409A(d)(1), the payment shall be paid (or provided) in accordance with the following: If the Participant is a "Specified Employee" within the meaning of Internal Revenue Code Section 409A(a)(2)(B)(i) on the date of the Participant's Separation from Service (the "Separation Date"), and if an exemption from the six (6) month delay requirement of Internal Revenue Code Section 409A(a)(2)(B)(i) is not available, then no such payment shall be made or commence during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of the Participant's death. The amount of any payment that would otherwise be paid to the Participant during this period shall instead be paid to the Participant on the first day of the first calendar month following the end of the period.

Prohibition on Acceleration. Unless a payment is exempt from Internal Revenue Code Section 409A, the date of payment may not be accelerated and any payment made pursuant to the termination and liquidation of the Plan shall not be accelerated except in compliance with Internal Revenue Code Section 409A generally and Treasury Regulation § 1.409A-3(j)(4)(ix) specifically.

18.3 *Section 16 Requirements*. If a Participant is an officer or director of the Company within the meaning of Section 16 of the Exchange Act, Awards granted hereunder shall be subject to all conditions required under Rule 16b-3, or any successor rule(s) promulgated under the Exchange Act, to qualify the Award for any exemption from the provisions of Section 16 available under such Rule. Such conditions are hereby incorporated herein by reference and shall be set forth in the agreement with the Participant, which describes the Award.

18.4 *Governing Law*. The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Texas.

Section 19
Duration of the Plan

The Plan shall terminate on the ten year anniversary of the Effective Date. No grants shall be awarded after such termination; however, the terms of the Plan shall continue to apply to all Awards outstanding when the Plan terminates.

Dated: February 3, 2016; effective May 12, 2016

ATTEST: APACHE CORPORATION

/s/ Cheri l. Peper   By: /s/ Margery M. Harris
Cheri L. Peper   Margery M. Harris
Corporate Secretary   Executive Vice President,
                                                            Human Resources

APACHE CORPORATION 2016 OMNIBUS COMPENSATION PLAN
UK Sub-Plan

This Schedule (the "UK Sub-Plan") must be notified to HMRC pursuant to paragraph 28A of Schedule 4. Options granted under the UK Sub-Plan shall be governed by the provisions of the Apache Corporation 2016 Omnibus Compensation Plan (the "Plan"), subject to the amendments and additions set out below.

1.   Purpose of the UK Sub-Plan

The purpose of the UK Sub-Plan is to enable tax advantaged Options to be granted to Eligible Employees (as defined below) in the United Kingdom, pursuant to the provisions of Schedule 4. Benefits cannot be provided to Eligible Employee under the UK Sub-Plan otherwise in accordance with Schedule 4. In the event of any conflict between the Plan and the UK Sub-Plan, the provisions of the UK Sub-Plan shall prevail in respect to Options granted under the UK Sub-Plan.

2.   Definitions and Interpretation

2.1 Capitalised terms used in the UK Sub-Plan shall have the meanings given to them in the Plan, except where defined below, when they shall have the meanings given to them below, or where expressly disapplied under 2.2 below.

"Act" means the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom;

"Associate" has the meaning given in paragraph 12 of Schedule 4;

"Associated Company" has the meaning assigned to it in paragraph 35(1) of Schedule 4;

"Constituent Company" means any of the following:

   (a)   the Company; and

   (b)   any Eligible Company nominated by the Board to be a Constituent Company at the relevant time;

"Control" has the meaning given to it by Section 719 of the Act and "Controlled" shall be construed accordingly;

"Date of Grant" means the date on which an Option is granted under the UK Sub-Plan;

"Eligible Company" means any company of which the Company has Control, including any jointly owned company (as defined in paragraph 34 of Schedule 4):

   (a)   that is treated as being under the Company's Control under paragraph 34 of Schedule 4; and

   (b)   that is not excluded from being a Constituent Company under paragraph 34(4) of Schedule 4;

"Eligible Employee" means any Employee who:

   (a)   does not have a Material Interest (either on his own or together with one or more of his Associates), and has not had such an interest in the last 12 months; and

   (b)   has no Associate or Associates that has or (taken together) have a Material Interest, or had such an interest in the last 12 months; and

   (c)   is either:

      (i)   not a director of any Constituent Company; or

      (ii)   a director of a Constituent Company who is required to devote at least 25 hours per week (excluding meal breaks) to his duties;

"Employee" means an employee of a Constituent Company;

"HMRC" means Her Majesty's Revenue & Customs of the United Kingdom;

"Key Feature" means any provision of the Plan that is necessary to meet the requirements of Schedule 4;

"Market Value" means the per share closing price of the Stock as quoted on the New York Stock Exchange, Inc. Composite Transactions Reporting System for a particular date or, if the Stock is not so quoted at any time, the market value of a share of the Stock as determined in accordance with the provisions of part VIII Taxation of

Chargeable Gains Act 1992 of the United Kingdom and agreed for the purposes of the UK Sub-Plan with Shares and Assets Valuations of HMRC on or before the Date of Grant. If shares of Stock are subject to a Relevant Restriction, Market Value shall be determined as if they were not subject to a Relevant Restriction. Where necessary, the market value of a share of the Stock shall be converted from US Dollars into Pounds Sterling at the closing exchange rate on the Date of Grant taken from the Wall Street Journal;

"Material Interest" has the meaning given in paragraph 9 of Schedule 4;

"Option" means a stock option granted under the UK Sub-Plan to a Participant to acquire shares of Stock in accordance with the UK Sub-Plan as evidenced by the issue of a Stock Option Agreement and references in the Plan to "Stock Option" shall be interpreted accordingly;

"Participant" means an Eligible Employee who has been granted an Option under the UK Sub-Plan;

"Relevant Restrictions" means any provision included in any contract, agreement, arrangement or condition to which any of sections 423(2), 423(3) and 423(4) of the Act would apply if references in those sections to employment related securities were references to shares of Stock;

"Schedule 4" means Schedule 4 to the Act;

"Stock" means a share of US$0.625 par value common stock of the Company which complies with provisions of paragraphs 16 to 20 of Schedule 4; and

"UK Companies Act" means the Companies Act 2006 of the United Kingdom.

2.2 The following definitions set out in the Plan under Section 2.1 shall not apply to Options granted under this UK Sub-Plan:

    (a) "Affiliate".

2.3 References to Paragraphs, unless otherwise indicated, are references to paragraphs of this UK Sub-Plan and references to Sections are references to Sections of the Plan.

2.4 The following words in the Plan shall not apply to Options granted under the UK Sub-Plan, wherever they appear:

    (a) "settled";

    (b) "cancelled";

    (c) "forfeited";

    (d) "or surrendered";

    (e) "Internal Revenue Code Section 409A".

3. Grant of Options

3.1 Only Options may be granted under the UK Sub-Plan. For the avoidance of doubt, all references to "Incentive Stock Options", "Performance Awards and Goals", "Restricted Stock", "Stock Appreciation Right", "Bonus Stock and Awards in lieu of Obligations", "Deferred Delivery Plan", "Dividend Equivalents", "Cash Based Awards" and "cash" shall be ignored for the purposes of the UK Sub-Plan.

3.2 Only Eligible Employees may participate in the UK Sub-Plan.

3.3 In no event shall the Option Price be less than Market Value on the Date of Grant.

3.4 While the Committee may grant Options subject to terms and conditions as described in Section 9.2, such conditions must be stated at the time the Option is granted. Any performance conditions must be objective and may be waived or amended if an event happens which causes the Committee, acting fairly and reasonably, to consider that the performance conditions could not be fairly or reasonably met, provided that any amended performance condition should be no more difficult to satisfy than the original condition.

3.5 The number of shares of Stock over which an Option may be granted to any Eligible Employee shall be limited and take effect so that the aggregate Market Value at the relevant Dates of Grant of shares of Stock over which Options have been granted to that Eligible Employee and are outstanding at any time under the UK Sub-Plan and under any other

HMRC approved discretionary share option plan operated by the Company or by any Associated Company shall not exceed £30,000 (or such other amount as may from time to time be permitted under paragraph 6(1) of Schedule 4).

4.   Exercise of Options

4.1   Upon exercise of an Option, the Company shall allot or transfer shares of Stock to the Participant within 30 days of the date such an Option is exercised. The shares of Stock shall rank pari passu with other issued shares of Stock of the same class and shall be acquired subject to the Company's statutes and bylaws.

4.2   Upon the exercise of an Option, payment may be made in one of the ways specified in Section 6.2(g)(iv)(A), (B) or (E); provided that any broker arrangement made for the purposes of (E) must have been previously agreed with HMRC.

4.3   The date of exercise shall be the date the Company receives a written notice of exercise together with the aggregate Option Price in accordance with the Stock Option Agreement. The Participant's obligation to deliver written notice of exercise is satisfied by electronic delivery of such notice pursuant to Section 6.2(g)(i). For the avoidance of doubt, the Option Price may not be paid on the exercise of an Option in instalments or in the form of shares of Stock or other securities.

4.4   Notwithstanding Section 12.1, a Participant will be given the opportunity to pay any tax and social security withholding from his own resources either by deduction from salary or other means.

4.5   No Option may be exercised at any time when the Participant:

(a)   has a Material Interest (any interests of the Participant's Associates being treated as belonging to the Participant for this purpose); or

(b)   had a Material Interest in the 12 months before that time (any interests of the Participant's Associates being treated as having belonged to the Participant for this purpose).

4.6   Notwithstanding Section 6.2(f), if a Participant dies, his/her personal representative or the beneficiaries of the Participant's estate may exercise the Option for a period of up to 12 months following the Participant's death.

4.7   In the exercise of any discretion the Committee may have to determine a Participant's right of exercise or to accelerate the vesting of Options, the Committee will at all times act fairly and reasonably.

5.   Adjustments or Reductions of Option Price

5.1   For the purposes of the UK Sub-Plan, no adjustment pursuant to Section 4.4 shall be made to any Option which has been granted under the UK Sub-Plan unless such adjustment would be permitted under paragraph 22 of Schedule 4. For the avoidance of doubt:

(a)   the following pursuant to Section 4.4 would not be permitted under paragraph 22 of Schedule 4 to any Option which has been granted under the UK Sub-Plan:

(i)   "the payment of a Stock dividend or any other distribution upon such shares payable in Stock";

(ii)   a "combination, reclassification…involving the Stock";

(iii)   any adjustments involving other property (including cash); and

(iv)   the Performance Goals and the individual limits applicable to Awards; and

(b)   paragraph 22 of Schedule 4 only permits adjustments to:

(i)   the number of shares of Stock;

(ii)   the Option Price; and

(iii)   the description (but not the class) of the shares of Stock awarded under the Plan.

5.2 Where Options are to be amended following a variation in capital, the variation or variations must (in particular) secure:

    (a)   that the total Market Value of the shares of Stock which may be acquired by the exercise of the Option is immediately after the variation or variations substantially the same as what it was immediately before the variation or variations; and

    (b)   that the total price at which those shares of Stock may be acquired is immediately after the variation or variations substantially the same as what it was immediately before the variation or variations.

6.   Disapplication of provisions under the Plan

6.1 The following provisions of the Plan shall not apply to Options granted under the UK Sub-Plan:

    (a)   in Section 4.4 (Adjustments for Stock Split, Stock Dividend, Etc.), the words: "or change in any way the rights and privileges of such shares by means of the payment of a Stock dividend or any other distribution upon such shares payable in Stock," and the words "combination, reclassification" and the words "rights and privileges" in the eighth line of Section 4.4;

    (b)   Section 4.5 (Other Changes in Stock);

    (c)   Section 4.6 (Rights to Subscribe);

    (d)   in Section 4.7 (General Adjustment Rules), the words "or substitution" and substitution or" wherever they appear;

    (e)   Section 4.11 (Repayment/Forfeiture of Awards);

    (f)   Section 4.12 (Dividend Equivalents);

    (g)   Section 6.2 (i) (Repricing Prohibited);

    (h)   Section 10 (Cash Based Awards);

    (i)   in Section 12.1 (Withholding Requirement) the words "or other property";

    (j)   in Section 12.1 (Withholding Requirement) the words "any transaction involving an Award ", which shall be substituted for the words "an Option";

    (k)   in Section 12.3 (Withholding Requirement – Stock Options and SARS) sub clauses (a) and (b);

    (l)   in Section 13 (Change of Control) clauses 13.1(b), (c) and (d);

    (m)   in Section 14 (Reorganization or Liquidation), the words:

    "the Committee, or the board of directors of any corporation assuming the obligations of the Company, shall, as to the Plan and outstanding Awards make appropriate provision for the adoption and continuation of the Plan by the acquiring or successor corporation and for the protection of any such outstanding Awards by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated or otherwise reorganized corporation which will be issuable with respect to the Stock. Additionally,"; and

    (n)   Section 15.2 (Non Transferability) shall be deleted entirely and replaced with the following:

    "Except for the transmission of an Option on the death of a Participant to his personal representatives or to the beneficiaries of his estate, neither an Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by a Participant to any other person."

7.   Withholding

7.1 For the avoidance of doubt, notwithstanding Section 12.3(c) of the Plan, the Participant shall retain the beneficial ownership of all the shares of Stock he/she was entitled to acquire following exercise of his/her Option until they are subsequently sold.

8.   Exchange of Options

8.1 This Paragraph 8 applies if a company (the "Acquiring Company"):

    (a) obtains Control of the Company as a result of making a general offer to acquire:

        (i) the whole of the ordinary issued shares of common stock in the capital of the Company (other than that which is already owned by it and its subsidiary or holding company) made on a condition such that, if satisfied, the Acquiring Company will have Control of the Company; or

        (ii) all the Shares (or those Shares not already owned by the Acquiring Company or its subsidiary or holding company); or

    (b) obtains Control of the Company under a compromise or arrangement sanctioned by the court under the Delaware statutory equivalent of Section 899 of the UK Companies Act and agreed in advance by HMRC to be equivalent; or

    (c) becomes bound or entitled to acquire Shares under the Delaware Statutory equivalent of sections 979 to 982 of the UK Companies Act and agreed in advance by HMRC to be equivalent.

8.2 On the occurrence of any of the events described in Paragraph 8.1, a Participant may, during the period specified in Paragraph 8.3 below, agree with the Acquiring Company to release his Option ("Old Option") in consideration of the grant to him of a new option ("New Option"). The New Option must be equivalent to the Old Option within the meaning of paragraph 27(4) of Schedule 4. It will be an option to acquire shares in the Acquiring Company or some other company falling within paragraph 16(b) or paragraph 16(c) of Schedule 4.

8.3 The period referred to in Paragraph 8.2 is:

    (a) in a case falling within Paragraph (a), 6 months starting with the time when the Acquiring Company obtains Control of the Company and any condition subject to which the offer is made is satisfied;

    (b) in a case falling within Paragraph (b), 6 months starting with the time when the court sanctions the compromise or arrangement;

    (c) in a case falling within Paragraph (c), the period during which the Acquiring Company remains so bound or entitled.

8.4 Where a Participant is granted a New Option for release of his Old Option as described in this Paragraph 8, then:

    (a) the New Option will be treated as having been acquired at the same time as the Old Option and be exercisable in the same manner and at the same time as the Old Option;

    (b) the New Option will be subject to the provisions of the Plan and this UK Sub-Plan as it had effect in relation to the Old Option immediately before the release; and

    (c) with effect from the release and grant, the provisions of the Plan and the UK Sub-Plan will be construed, in relation to the New Option, as if references to Shares were references to shares over which the New Option is granted, and references to the Company were references to the Acquiring Company. However, for the purpose of references to the Company, the Company will continue to be Apache Corporation.

9.   Amendments

9.1 The Board may amend the Plan from time to time, but:

    (a) no amendment may be made to a Key Feature of the Plan if, as a result of the amendment, the Plan would no longer be a share plan that meets the requirements of Schedule 4;

    (b) no material amendment may apply to Options granted before the amendment was made without the consent of the Participant;

    (c) while the Company is subject to any requirement, or bound by any agreement, that this should be the case, no amendment may be made without the prior approval of the Company in general meeting if it would:

        (i)   make the terms on which Options may be granted materially more generous; or

        (ii) increase any of the limits specified in Paragraph 3.5; or

        (iii) change the definition of Eligible Employee to expand the class of potential Participants; or

        (iv) change Paragraph 5 to the benefit of the Participants,

    unless it is a minor amendment to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants of the Company.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MAY 12, 2016

AND PROXY STATEMENT

APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

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